Exhibit 99.7

EXECUTION VERSION

EXTENDED EQUITY BRIDGE CREDIT AND GUARANTY AGREEMENT

dated as of October 21, 2015

among

CONCORDIA HEALTHCARE CORP.,

as the Borrower,

and

CERTAIN SUBSIDIARIES OF THE BORROWER,

as Guarantors,

THE LENDERS PARTY HERETO,

GOLDMAN SACHS BANK USA,

JEFFERIES FINANCE LLC

and

RBC CAPITAL MARKETS1,

as Joint Lead Arrangers and Joint Bookrunners,

and

JEFFERIES FINANCE LLC

and

RBC CAPITAL MARKETS, LLC,

as Co-Documentation Agents

and

GOLDMAN SACHS BANK USA,

as Administrative Agent

$135,000,000 Loans

[1]	RBC Capital Markets is a brand name for the capital markets activities of Royal Bank of Canada and its affiliates.

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APPENDICES:	A	Commitments

SCHEDULES:	1.1(a)	Guarantors
	1.1(b)	Immaterial Subsidiaries
	4.4	Filings, Governmental Approvals and Third Party Consents
	4.8	Capital Interests
	4.9	Actions, Suits and Proceedings
	4.16	Environmental Matters
	4.18	Insurance
	4.21	Intellectual Property
	5.11	Post-Closing Deliverables
	10.1	Notice Addresses

EXHIBITS:	A	Funding Notice
	B	Loan Note
	C	Compliance Certificate
	D	Joinder Agreement
	E	Assignment Agreement
	F	[Reserved]
	G	Solvency Certificate
	H	Affiliated Lender Assignment Agreement
	I	[Reserved]
	J	Prepayment Notice
	K	Intra-Group Subordination Agreement

ANNEXES:	I	Description of Exchange Notes

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EXTENDED EQUITY BRIDGE CREDIT AND GUARANTY AGREEMENT

This EXTENDED EQUITY BRIDGE CREDIT AND GUARANTY AGREEMENT, dated as of October 21, 2015, is entered into by and among CONCORDIA HEALTHCARE CORP., a corporation incorporated under the laws of the Province of Ontario (the “Borrower”), CERTAIN SUBSIDIARIES OF THE BORROWER, as Guarantors, the Lenders party hereto from time to time, and GOLDMAN SACHS BANK USA (“GS”) as Administrative Agent (together with its permitted successors in such capacity, “Administrative Agent”).

RECITALS:

WHEREAS, pursuant to the terms of that certain Sale and Purchase Agreement, dated as of September 4, 2015, by and among the Borrower and the Sellers (as defined herein) (together with all exhibits, schedules and disclosure letters thereto, collectively, the “Acquisition Agreement”), the Borrower will directly or indirectly acquire the Target (as defined herein) from the Sellers (the “Acquisition”);

WHEREAS, on September 30, 2015, the Borrower completed an underwritten public offering of 8,000,000 common shares for aggregate gross proceeds of $520,000,000 (the “Equity Offering”);

WHEREAS, the Borrower will issue and sell senior unsecured notes due 2022 providing for gross proceeds of up to $790,000,000 (the “9.50% Senior Notes”) pursuant to a Rule 144A and/or Regulation S offering, or other private placement;

WHEREAS, certain lenders will make senior secured loans to the Borrower consisting of (i) $1,100,000,000 aggregate principal amount of dollar term loans, (ii) £500,000,000 aggregate principal amount of pounds sterling term loans and (iii) $200,000,000 aggregate principal amount of revolving commitments (together, the “Senior Secured Loans”);

WHEREAS, certain lenders will make senior term loans to the Borrower providing for gross proceeds in an aggregate principal amount of up to $45,000,000 maturing two years after the Closing Date (the “Two Year Equity Bridge Loans”);

WHEREAS, (i) the Existing Credit Agreement (as defined herein), except for Debt permitted under Section 6.1, and (ii) all indebtedness of the Target and its subsidiaries, except for Debt permitted under Section 6.1, will be repaid and all commitments thereunder terminated, and all security and guaranties in respect thereof discharged and released (the “Refinancing”);

WHEREAS, Lenders have agreed to extend an aggregate principal amount of $135,000,000 in Loans to the Borrower under this Agreement; and

WHEREAS, the proceeds of the Loans, the proceeds of the Senior Secured Loans, the proceeds of the 9.50% Senior Notes, the proceeds of the Two Year Equity Bridge Loans and the proceeds from the Equity Offering will be applied, as applicable, (i) to pay the Acquisition consideration, (ii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”) and (iii) to pay for the Refinancing.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1.	DEFINITIONS AND INTERPRETATION

1.1 Definitions. The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“9.50% Senior Notes” as defined in the recitals hereto.

“9.50% Senior Notes Indenture” means the Indenture dated as of October 21, 2015 among the Borrower, as the issuer, the guarantors thereunder and U.S. Bank National Association as trustee thereunder and pursuant to which the 9.50% Senior Notes have been issued.

“Acquired Debt” means Debt (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, pursuant to an Asset Acquisition or otherwise, or (2) assumed in connection with an Asset Acquisition. Acquired Debt shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such Asset Acquisition.

“Acquisition” as defined in the recitals hereto.

“Acquisition Agreement” as defined in the recitals hereto.

“Administrative Agent” as defined in the preamble hereto.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing.

“Affiliate Transaction” as defined in Section 6.6(a).

“Affiliated Lender Assignment Agreement” as defined in Section 10.4(i)(i).

“Aggregate Amounts Due” as defined in Section 2.14.

“Aggregate Payments” as defined in Section 7.2.

“Agreement” means this Extended Equity Bridge Credit and Guaranty Agreement, dated as of October 21, 2015 as it may be amended, restated, supplemented or otherwise modified from time to time.

“AML Legislation” as defined in Section 3.1(i).

“Anti-Corruption Laws” as defined in Section 4.23.

“Anti-Terrorism Laws” as defined in Section 4.22(a).

“Approved Fund” as defined in Section 10.4(b).

“Arrangers” means Goldman Sachs Bank USA, Jefferies Finance LLC and RBC Capital Markets, as Joint Lead Arrangers and Joint Bookrunners. Any action that may be taken by an Arranger under this Agreement may be delegated to such Arranger’s affiliates or branches as it deems appropriate.

“Asset Acquisition” means:

(1) an Investment by the Borrower or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged or amalgamated with or into the Borrower or any Restricted Subsidiary; or

(2) the acquisition by the Borrower or any Restricted Subsidiary (pursuant to a merger, amalgamation, consolidation, arrangement or otherwise) of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation, merger, arrangement or amalgamation) by the Borrower or any of its Restricted Subsidiaries to any Person (other than to the Borrower or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(1) Capital Interests in another Person (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or

(2) any other property or assets (other than in the ordinary course of business, including, as applicable, inventory sales);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by Section 6.4 that constitutes a disposition of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed, in any one or related series of transactions, [REDACTED – Dollar Amount];

(c) sales or other dispositions of cash or Eligible Cash Equivalents;

(d) issuances, sales, pledges or other dispositions of Capital Interests, or Debt or other securities of or in Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within [REDACTED – Time Period]of the acquisition thereof;

(f) the disposition of assets that, in the good faith judgment of the Borrower, are surplus, unnecessary, unsuitable, obsolete, damaged, worn out or no longer used or useful in the business of such entity or are economically impracticable to maintain, or any disposition of inventory or goods held for sale in the ordinary course of business;

(g) a Restricted Payment or Permitted Investment that is otherwise permitted by this Agreement;

(h) any trade in of equipment in exchange for other equipment; provided that in the good faith judgment of the Borrower, the Borrower or such Restricted Subsidiary receives equipment having a Fair Market Value equal to or greater than the equipment being traded in;

(i) the concurrent purchase and sale or swap or exchange of Related Business Assets or a combination of Related Business Assets between the Borrower or any of its Restricted Subsidiaries and another Person to the extent that the Related Business Assets received by the Borrower or its Restricted Subsidiaries have a Fair Market Value equal to or greater than the Related Business Assets being transferred;

(j) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(k) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries and otherwise in accordance with the provisions of this Agreement, including subleases and charters related to corporate aircraft leases;

(l) any disposition by a Subsidiary to the Borrower or by the Borrower or a Subsidiary to a Restricted Subsidiary;

(m) dispositions or forgiveness of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business;

(n) licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice (including in connection with distribution agreements) or in the ordinary course of business;

(o) any foreclosure on assets to the extent such foreclosure would not otherwise result in a Default or Event of Default;

(p) dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) transfers of property subject to a Casualty Event;

(r) sales of non-core assets and real estate assets acquired in connection with an Asset Acquisition permitted under this Agreement which, within [REDACTED – Time Period] of the date of the acquisition, are designated as being held for sale and not for the continued operation of the Borrower or any of the Restricted Subsidiaries or any of their respective businesses;

(s) any exchange of property pursuant to Section 1031 of the Code for use in a Permitted Business (excluding boot thereon); or

(t) the unwinding of any Hedging Obligation or obligation under any Hedge Agreement.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Assignment Agreement” means, as applicable, an assignment and assumption agreement substantially in the form of Exhibit E, with such amendments or modifications as may be approved by the Administrative Agent and the Borrower.

“Assignor” as defined in Section 10.4(b)(i).

“Attributable Debt” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been or may be extended).

“Authorized Agent” as defined in Section 10.15(c)(i).

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president, vice president (or the equivalent thereof), chief financial officer, treasurer or controller of such Person or any other individual designated (i) by the Board of Directors or member of such Person or (ii) in writing to the Administrative Agent by an existing Authorized Officer of such Person as an authorized signatory of any document or certificate delivered hereunder.

“Average Life” means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

“Bankruptcy Law” means the Title 11 of the United States Code entitled “Bankruptcy”, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), in each case, as amended, or any similar federal, Canadian, provincial, state or foreign law for the relief of debtors.

“Below Threshold Asset Sale Proceeds” as defined in the definition of “Net Cash Proceeds.”

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and “beneficial owner” has a corresponding meaning.

“Beneficiary” means the Administrative Agent and each Lender.

“Board of Directors” means (i) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; (ii) in the case of a limited liability company, the board of directors or managers, manager or managing member of such Person or duly authorized committee thereof; (iii) in the case of a partnership, the general partner of such Person or duly authorized committee thereof; and (iv) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Borrower” as defined in the preamble hereto.

“Borrower Materials” as defined in Section 10.17.

“Business Day” means any day excluding Saturday, Sunday and any day on which banking institutions are authorized or required by law or other governmental action to close in the province of Ontario or New York, New York.

“Canadian Pension Plan” means a “registered pension plan,” as that term is defined in subsection 248(1) of the Income Tax Act (Canada), which is sponsored, administered or contributed to by the Borrower of any of its subsidiaries or under which the Borrower or any of its subsidiaries has any liability, contingent or otherwise.

“Canadian Securities Laws” means all applicable securities statutes of each of the provinces of Canada and the respective regulations and rules under such statutes, together with applicable multilateral or national instruments issued or adopted by the securities regulatory authorities in such provinces.

“Capital Interests” in any Person means any and all shares, interests (including Preferred Interests), participations or other equivalents in the equity (however designated) of such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest of such Person (in each case, other than royalties).

“Capital Lease Obligations” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with the provisions of IFRS in effect as of the Closing Date; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with IFRS in effect as of the Closing Date, whether or not such Capital Lease Obligation is in effect on the Closing Date; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Cash Collateral Account” means a blocked account at GS (or any successor Administrative Agent or another commercial bank selected by the Administrative Agent and reasonably acceptable to the Borrower) in the name of the Administrative Agent and under the sole dominion and control of the Administrative Agent, and otherwise established in a manner reasonably satisfactory to the Administrative Agent.

“Cash Consideration” means the proceeds of the 9.50% Senior Notes, the proceeds of the Two Year Equity Bridge Loans, the cash proceeds of the Equity Offering, the proceeds of the Senior Secured Loans and other cash on hand.

“Casualty Event” means any settlement of, or payment in respect of, (i) any property or casualty insurance claim or (ii) any seizure, condemnation, confiscation or taking under the power of eminent domain or expropriation of, requisition of title to or use of, or any similar event in respect of, or proceeding relating to, any asset of the Borrower or any Restricted Subsidiary.

“Certain Funds Change of Control” means when any Person or group of Persons acting in concert gains direct or indirect control of the Borrower.

For the purposes of this definition:

(a) “control” of the Borrower means:

(1) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, more than [REDACTED – Percentage] of the maximum number of votes that might be cast at a general meeting of the Borrower; or

(2) the holding beneficially of more than [REDACTED – Percentage] of the issued share capital of the Borrower (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); and

(b) “acting in concert” means, a group of Persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code.

“Change in Law” means (a) the adoption of any law, rule or regulation after the Closing Date, (b) any change in law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender (or, for purposes of Section 2.16, by any lending office of such Lender or by such Lender’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law) of any Governmental Authority, made or issued after the Closing Date; provided, however, that, notwithstanding anything herein to the contrary, (x) all requests, rules, guidelines or directives under or issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act or any equivalent Canadian or European regulation, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated under or in connection with, all interpretations and applications of, and any compliance by a Lender with any request or directive relating to the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States of America or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, amended or issued, but only to the extent such rules, regulations, or published interpretation, written requests, guidelines or directives are applied to the Borrower and its subsidiaries by the Administrative Agent or any Lender in substantially the same manner as applied to other similarly situated borrowers under comparable syndicated credit facilities, including, without limitation, for purposes of Section 2.16.

“Change of Control” means:

(a) the Borrower becomes aware (by way of a report or any other filing pursuant to Canadian Securities Laws or the Exchange Act, proxy, vote, written notice or otherwise) that any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Closing Date), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date), directly or indirectly, of more than [REDACTED – Percentage] of the Capital Interests of the Borrower (or its successor by way of merger, amalgamation, arrangement, consolidation or purchase of all or substantially all of its assets);

(b) the merger, amalgamation, consolidation or arrangement of the Borrower, including by way of an exchange of securities or otherwise, with or into another Person or the merger, amalgamation, consolidation or arrangement of another Person with or into the Borrower, or the merger, amalgamation, consolidation or arrangement of any Person, including by way of an exchange of securities or otherwise, with or into a Subsidiary of the Borrower, unless the holders of a majority of the aggregate voting power of the Capital Interests of the Borrower, immediately prior to such transaction, directly or indirectly, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Capital Interests of the surviving or transferee Person; or

(c) the Borrower sells, directly or indirectly, assigns, conveys, transfers, leases or otherwise disposes of (other than by way of merger, amalgamation, consolidation or arrangement), either in one transaction or a series of related transactions, all or substantially all of its assets to a Person other than a Restricted Subsidiary of the Borrower.

“Charges” as defined in Section 10.9.

“Closing Date” means the date that all of the conditions set forth in Section 3.1 are satisfied or waived and the Transactions have been consummated.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment” means the commitment of a Lender to make or otherwise fund a Loan. The aggregate amount of the Commitments as of the Closing Date is $135,000,000.

“Commitment Letter” means the Fourth Amended and Restated Commitment Letter, dated as of October 18, 2015, among the Borrower, Goldman Sachs Lending Partners LLC, Goldman Sachs Bank USA, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC and Royal Bank of Canada, as amended and supplemented prior to the date hereof.

“Common Interests” of any Person means Capital Interests in such Person that do not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Interests of any other class in such Person.

“Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C or another form as may be agreed by the Borrower and Administrative Agent from time to time.

“Consolidated Adjusted EBITDA” means the Consolidated Net Income of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period for which internal financial information is available:

(a) increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by:

(i) provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations; plus

(ii) Consolidated Interest Expense for such period; plus

(iii) depreciation and amortization expense of such Person for such period; plus

(iv) extraordinary, non-recurring, unusual or exceptional losses, charges and expenses; plus

(v) losses, charges and expenses relating to the Transactions and the Covis Acquisition regardless of when paid (including, without limitation, the write-off of deferred financing fees capitalized on the balance sheet corresponding to the Existing Credit Agreement, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, discounts and commissions, including with regard to arranging or syndication); plus

(vi) (A) actual expenses, costs and charges related to business optimization, relocation or integration; (B) actual expenses, costs and charges related to Asset Acquisitions after the Closing Date and (C) severance and other restructuring charges actually incurred; plus

(vii) losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Capital Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Borrower; plus

(viii) losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations; plus

(ix) losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid); plus

(x) charges, expenses and fees incurred, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, U.S. Securities and Exchange Commission (“SEC”), SEC Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, acquisition, merger, amalgamation, investment, recapitalization, asset disposition, Incurrence or repayment of Debt (including deferred financing expenses), refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any transaction undertaken but not completed) and any non-recurring charges and expenses (including non-recurring merger or amalgamation expenses) incurred as a result of any such transaction; plus

(xi) the amount of cost savings and synergies projected by the Borrower in good faith to be realized as a result of specified actions taken or expected to be taken prior to or during such period (which cost savings or synergies shall be subject only to certification by an Authorized Officer of the Borrower and shall be calculated on a Pro Forma Basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within [REDACTED – Time Period] after the date of such action and (C) the aggregate amount added back pursuant to this clause (xi) for any four Fiscal Quarter period shall not exceed [REDACTED – Percentage] of Consolidated Adjusted EBITDA; plus

(xii) any other non-cash losses, charges and expenses, including any write offs or write downs, reducing Consolidated Net Income for such period;

(b) decreased (in each case to the extent added in Consolidated Net Income), by (without duplication):

(i) net unrealized gains on Hedge Agreements; plus

(ii) gains relating to asset dispositions or the sale or other disposition of any Capital Interests of any Person other than in the ordinary course of business; plus

(iii) cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus

(iv) non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Adjusted EBITDA of such Person for the four full fiscal quarters, treated as one period, for which internal financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Adjusted EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect, on a Pro Forma Basis for the period of such calculation, to any Asset Sales or other dispositions or Asset Acquisitions, investments, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with IFRS) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four Quarter Period or any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the Incurrence or assumption of any such Acquired Debt), investment, merger, amalgamation, consolidation, disposed operation or designation occurred on the first day of the Four Quarter Period. For purposes of this definition, Pro Forma calculations shall be made in accordance with Article 11 of Regulation S-X promulgated under the Securities Act or in accordance with Canadian Securities Laws.

If the Debt which is the subject of a determination of the Consolidated Fixed Charge Coverage Ratio is Acquired Debt, or Debt Incurred in connection with the simultaneous Asset Acquisition, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a Pro Forma Basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to (x) the Incurrence of such Acquired Debt or such other Debt by the Borrower or any of its Restricted Subsidiaries and (y) the inclusion, in Consolidated Adjusted EBITDA, of the Consolidated Adjusted EBITDA of the acquired Person, business, property or assets or redesignated Subsidiary. For purposes of calculating Debt which is the subject of a determination of the Consolidated Fixed Charge Coverage Ratio, the U.S. dollar equivalent principal amount of Debt denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the last day of the most recently ended fiscal quarter for which internal financial information is available at the time of calculation.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect (taking into account any Hedging Obligations or Swap Contract applicable to such Debt) on the Transaction Date; and

(ii) if interest on any Debt actually Incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect (taking into account any Hedging Obligations applicable to such Debt) on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the calculation referred to in this definition shall give effect to the Incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly Incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(1) Consolidated Interest Expense; and

(2) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries (other than dividends paid in Qualified Capital Interests), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income, as determined on a consolidated basis in accordance with IFRS, including, without limitation:

(a) any amortization of Debt discount;

(b) the net payments (less net payments received) under any Hedging Obligation or Swap Contract in respect of interest rate protection (including any amortization of discounts, but excluding mark to market movements in the valuation of Hedging Obligations);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances; and

(e) all accrued interest;

(2) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with IFRS; and

(3) all capitalized interest of such Person and its Restricted Subsidiaries for such period;

less interest income of such Person and its Restricted Subsidiaries for such period; provided, however, that Consolidated Interest Expense will exclude (I) the amortization or write off of debt issuance costs and deferred financing fees, commissions, fees and expenses and (II) any expensing of interim loan commitment and other financing fees.

“Consolidated Net Income” means the net income (or loss) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period; provided that, without duplication:

(a) the cumulative effect of a change in accounting principles shall be excluded;

(b) the net after-Tax effect of extraordinary, non-recurring, unusual or exceptional gains, losses, charges and expenses, including any relating to or arising in connection with claims or litigation (including legal fees, settlements, judgments and awards), shall be excluded;

(c) the net after-Tax effect of gains, losses, charges and expenses attributable to asset dispositions or the sale or other disposition of any Capital Interests of any Person other than in the ordinary course of business, as determined in good faith by an Authorized Officer of the Borrower, shall be excluded;

(d) the net after-Tax effect of gains, losses, charges and expenses attributable to disposed, discontinued, closed or abandoned operations and any net after-Tax gains, losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations shall be excluded;

(e) the net after-Tax effect of gains, losses, charges and expenses attributable to the early extinguishment or conversion of Debt, Hedge Agreements or other derivative instruments (including deferred financing expenses written off and premiums paid) shall be excluded;

(f) the net income for such period of any Person that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income shall be increased by the amount of dividends or distributions or other payments that are actually paid to the Borrower or any Restricted Subsidiary thereof in such period in cash;

(g) the effects of adjustments (including the effects of such adjustments pushed down to the Borrower and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to IFRS resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in connection with the Transactions and the Covis Acquisition, any acquisition or any joint venture investments or the amortization or write off of any amounts thereof, net of taxes, shall be excluded;

(h) impairment and amortization charges, asset write offs and write downs, including impairment and amortization charges, asset write offs and write downs related to goodwill, intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to IFRS shall be excluded;

(i) non-cash compensation charges and expenses, including any such charges and expenses arising from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock, deferred stock or other rights or equity incentive programs and non-cash deemed finance charges in respect of any pension liabilities or other provisions shall be excluded;

(j) (i) charges and expenses pursuant to any management equity plan, long-term incentive plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement and (ii) charges, expenses, accruals and reserves in connection with the rollover, acceleration or payout of Capital Interests held by management of the Borrower or any of the Restricted Subsidiaries, in the case of each of (i) and (ii) above, to the extent that (in the case of any cash charges and expenses) such charges, expenses, accruals and reserves are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of an issuance of Capital Interests (other than Redeemable Capital Interests) of the Borrower or any direct or indirect parent of the Borrower shall be excluded;

(k) any non-cash loss, charge or expense relating to the incurrence of obligations in respect of an “earn out” or other similar contingent obligations shall be excluded, but only for so long as such loss, charge or expense remains a non-cash contingent obligation;

(l) to the extent covered by insurance (including business interruption insurance) and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that (i) such coverage is not denied by the applicable carrier or indemnifying party in writing within [REDACTED – Time Period] and (ii) such amount is in fact reimbursed within [REDACTED – Time Period] of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within [REDACTED – Time Period]), losses, charges, expenses, accruals and reserves with respect to liability or casualty events or business interruption shall be excluded;

(m) (i) non-cash or unrealized gains or losses in respect of obligations under Hedge Agreements or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of obligations under Hedge Agreements, and (ii) gains or losses resulting from currency translation gains or losses related to currency re-measurements of Debt (including gains or losses resulting from (x) Hedge Agreements for currency exchange risk and (y) intercompany Debt) and all other foreign currency translation gains or losses to the extent such gains or losses are non-cash items shall be excluded;

(n) non-cash interest charges on defined benefit, defined contribution or other pension plans shall be excluded; and

(o) any expenses or charges to the extent paid by a third party that is not a Restricted Subsidiary on behalf of the Borrower or a Restricted Subsidiary (and not required to be reimbursed), and any gain resulting from such payment, shall be excluded.

“Consolidated Total Assets” means, as of any date of determination and on a Pro Forma Basis for any acquisition or disposition or other Specified Transaction that has been consummated on or prior to the date of determination, the total amount of all assets of the Borrower and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS, as of the most recent date for which for which financial statements are available.

“continuing” means, with respect to any default or event of default, that such default or event of default has not been cured or waived.

“Contributing Guarantors” as defined in Section 7.2.

“Covenant Suspension Event” as defined in Section 6.9(a).

“Covis Acquisition” as defined in the offering circular relating to the 9.50% Senior Notes.

“Credit Document” means any of this Agreement, the Loan Notes, if any, the Intra-Group Subordination Agreement, the Fee Letter and all other documents, certificates, instruments or agreements executed and delivered by or on behalf of a Credit Party for the benefit of the Administrative Agent or any Lender in connection herewith on or after the date hereof.

“Credit Extension” means the making of a Loan.

“Credit Facilities” means (i) the Senior Secured Credit Agreement, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the agreements referred to in clause (i) remain outstanding, one or more debt facilities, commercial paper facilities or Debt Issuances with banks, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing providing for revolving credit loans, term loans, notes, bonds, indentures, debentures, receivables financing (including through the sale of receivables to such lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) such lenders or other financiers against such receivables), letters of credit, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances) and any agreements and related documents governing Debt or Obligations Incurred to refinance amounts then outstanding or permitted to be outstanding, whether or not with the original administrative agent, lenders, investment banks, insurance companies, mutual funds, other institutional lenders, institutional investors or any of the foregoing and whether provided under the original agreement, indenture or other documentation relating thereto.

“Credit Party” means the Borrower and each Guarantor.

“DBRS” means DBRS Limited, DBRS, Inc. or DBRS Ratings Limited, and any successors to their rating agency businesses.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following:

(i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property, excluding any trade payables or other current liabilities Incurred in the ordinary course of business;

(ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments;

(iii) all reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Debt except to the extent drawn and not repaid within [REDACTED – Time Period];

(iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person;

(v) all Capital Lease Obligations of such Person;

(vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination;

(vii) the liquidation amount or liquidation preference of any Preferred Interests issued by a Restricted Subsidiary that is not a Guarantor;

(viii) any Swap Contracts and Hedging Obligations of such Person at the time of determination (the amount of any such obligations to be equal at any time to the net payments under such agreements or arrangements giving rise to such obligations that would be payable by such Person at the termination of such agreements or arrangements);

(ix) Attributable Debt with respect to any Sale and Lease-Back Transaction to which such Person is a party; and

(x) all obligations of the types referred to in clauses (i) through (ix) of this definition of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt.

For purposes of the foregoing definition of “Debt”:

(a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to this Agreement; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests;

(b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with IFRS, but such Debt shall be deemed Incurred only as of the date of original issuance thereof;

(c) the amount of any Debt described in clause (viii) of the definition of “Debt” hereunder is the net amount payable (after giving effect to permitted set off) if such Swap Contracts or Hedging Obligations are terminated at that time due to default of such Person;

(d) the amount of any Debt described in clause (x)(A) of the definition of “Debt” hereunder shall be the maximum liability under any such Guarantee;

(e) the amount of any Debt described in clause (x)(B) of the definition of “Debt” hereunder shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and

(f) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, only upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt issued or sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Debt Issuances” means, with respect to the Borrower or any Guarantor, one or more issuances after the Closing Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, winding-up, reorganization, examinership or similar debtor relief laws of the United States, Canada or other applicable jurisdictions from time to time in effect, including (i) the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)) and the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)), and (ii) the arrangement provisions of any applicable Canadian corporate legislation as now or hereafter in effect.

“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means an interest rate equal to the interest rate otherwise applicable to such Loan plus [REDACTED – Percentage] per annum.

“Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.

“Description of Exchange Notes” means the description of exchange notes attached hereto as Annex I (with such changes as may be necessary to cure any ambiguity, omission, mistake, defect, error or inconsistency or as may be required to adhere to the operational or administrative requirements of the Exchange Notes Trustee, in each case as requested by the Borrower and approved by the Administrative Agent (such approval not to be unreasonably withheld).

“Designated Lead Arrangers” means the Arrangers comprising Lenders (which, for purposes of Section 5.12 shall include any of their respective Affiliates designated for such purpose in accordance with the Fee Letter dated as of October 18, 2015) with Loans or Commitments outstanding under this Agreement who, at any time, hold a majority of the aggregate principal amount of Loans and Commitments outstanding under this Agreement.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Borrower or a Restricted Subsidiary in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Eligible Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-cash Consideration. A particular item of Designated Non-cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 6.3.

“Disqualified Persons” means (a) Persons identified by name in writing to the Arrangers by the Borrower on or prior to September 4, 2015, (b) any Person which (x) is or becomes a competitor of the Borrower that is identified by name in writing to the Administrative Agent by the Borrower from time to time after the Closing Date and at any time from time to time or (y) has been identified by name in writing to the Arrangers before the Closing Date, and (c) any Affiliate (other than an Approved Fund) of a Person specified pursuant to clause (a) or (b) that is either (x) identified by name in writing by the Borrower to the Administrative Agent from time to time or (y) clearly identifiable by name as an Affiliate of such Person by the Lenders or the Administrative Agent.

“Distress Event” means, with respect to any Person (a “Distressed Person”), a voluntary or involuntary case filed with respect to such Distressed Person, under any debt relief law, or a custodian, conservator, receiver or similar official being appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person or any Person that directly or indirectly controls such Distressed Person being subject to a forced liquidation, or such Distressed Person making a general assignment for the benefit of creditors or being otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent or bankrupt; provided that a Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Capital Interests in any Person or any Person that directly or indirectly controls such Person by a Governmental Authority or an instrumentality thereof.

“Distressed Person” as defined in the definition of “Distress Event.”

“Documentation Agent” means, collectively, Jefferies Finance LLC and RBC Capital Markets, LLC, as co-Documentation Agents.

“Dollars” and the sign “$” mean the lawful money of the United States of America.

“Domestic Subsidiary” means each Subsidiary of the Borrower organized under (i) the laws of the United States of America, any State thereof or the District of Columbia or (ii) the laws of Canada or any province or territory thereof.

“Dutch Auction” means an auction of Loans conducted pursuant to Section 10.4(i) to allow a Purchasing Borrower Party to prepay Loans at a discount to par value and on a non pro rata basis, in each case, in accordance with the applicable Dutch Auction Procedures.

“Dutch Auction Procedures” means, with respect to a purchase or prepayment of Loans by a Purchasing Borrower Party pursuant to Section 10.4(i), Dutch auction procedures as reasonably agreed upon by such Purchasing Borrower Party, as the case may be, and the Administrative Agent.

“Dutch Civil Code” means the Burgerlijk Wetboek of the Netherlands.

“Dutch Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of the European part of the Netherlands.

“EDGAR” as defined in the definition of Consolidated Adjusted EBITDA.

“Eligible Assignee” means any Person other than a natural Person that is (i) a Lender, an affiliate of any Lender or an Approved Fund (any two or more Approved Funds being treated as a single Eligible Assignee for all purposes hereof), or (ii) a commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D under the Securities Act or, if resident or domiciled in Canada, as defined in National Instrument 45-106 of the Canadian Securities Administrators) and which extends credit or buys loans or debt securities in the ordinary course of business; provided, no (a) Credit Party or Affiliate of a Credit Party shall be an Eligible Assignee (except assignments pursuant to Section 10.4(i)) and (b) Disqualified Person shall be an Eligible Assignee.

“Employee Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) which is or was sponsored, maintained or contributed to by, or required to be contributed by, the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates, including any Canadian Pension Plan and any employee health, welfare or other pension or retirement plans or arrangement maintained for employees employed in Canada.

“Eligible Cash Equivalents” means, as at any date of determination, any of the following:

(i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States, the Canadian or British Governments or (b) issued by any agency of the United States, Canada or the United Kingdom, in each case, the obligations of which are backed by the full faith and credit of the United States, Canada or the United Kingdom, as applicable, and in each case, maturing within one year after such date;

(ii) marketable direct obligations issued by any state of the United States of America, province or territory of Canada or political subdivision of the United Kingdom or any political subdivision of any such state, province or territory or any public instrumentality thereof, in each case, maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) by DBRS;

(iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-2 from S&P or at least P-2 from Moody’s or at least R-1(low) from DBRS;

(iv) certificates of deposit, U.S. or Canadian dollar-denominated or British pound sterling-denominated time deposits, overnight bank deposits or bankers’ acceptances (or, in the case of Subsidiaries organized outside of the United States, the foreign equivalent) maturing within [REDACTED – Time Period] after such date and issued or accepted by any commercial bank organized under (x) the laws of the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than [REDACTED – Dollar Amount] or (y) the laws of Canada or the United Kingdom, or in the case of Subsidiaries organized outside of the United States, any local office of any commercial bank organized under the laws of the relevant jurisdiction or any political subdivision thereof, in either case, which has combined capital and surplus and undivided profits in excess of the U.S. dollar equivalent of [REDACTED – Dollar Amount];

(v) repurchase obligations for underlying securities of the types described in clauses (i) through (iv) above; and

(vi) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than [REDACTED – Dollar Amount] (or foreign currency equivalent), and (c) has [REDACTED – Commercially Sensitive Information] from either S&P or Moody’s or [REDACTED – Commercially Sensitive Information] by DBRS,

provided, that, in the case of any Investment by the Borrower or any Subsidiary of the Borrower organized outside of the United States, “Eligible Cash Equivalents” shall also include:

(x) direct obligations of the sovereign nation (or any agency thereof) in which the Borrower or such Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof), in each case, maturing within [REDACTED – Time Period] after such date and having, at the time of the acquisition thereof, a rating equivalent to at least [REDACTED – Commercially Sensitive Information] from S&P and at least [REDACTED – Commercially Sensitive Information] from Moody’s;

(y) investments of the type and maturity described in clauses (i) through (vi) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies; and

(z) shares of any money market mutual or similar fund that has substantially all its assets invested continuously in the types of investments otherwise satisfying the requirements of this definition (including this proviso).

“Engagement Letter” means that certain Fourth Amended and Restated Engagement Letter, dated as of October 18, 2015, by and among the Borrower, Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Jefferies LLC and RBC Capital Markets, LLC.

“Environmental Claim” means any investigation, notice of violation, claim, action, suit, proceeding, demand, abatement order or other order (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Materials Activity; or (iii) in connection with any actual or alleged environmental damage, injury or harm.

“Environmental Laws” means any and all current or future foreign or domestic, federal, provincial or state (or any subdivision of any of them) laws, statutes, ordinances, orders, rules, or regulations relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) the protection of human, plant or animal health from exposure to any Hazardous Materials, in any manner applicable to the Borrower or any of its subsidiaries.

“Equity Offering” as defined in the recitals hereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

“ERISA Affiliate” means, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member.

“ERISA Event” means (i) a “reportable event” within the meaning of Section 4043(c) of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for [REDACTED – Time Period] notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Sections 412 and 430 of the Internal Revenue Code and Sections 302 and 303 of ERISA with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Internal Revenue Code and Section 302(c) of ERISA) or the failure to make by its due date a required installment under Section 430(j) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefore, or the receipt by the Borrower, any of its subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA or is “endangered” or “critical” status (within the meaning of Section 432 of the Internal Revenue Code or Section 305 or ERISA), or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (viii) receipt from the Internal Revenue Service of written notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; (ix) the imposition of a lien pursuant to Section 430(k) of the Internal Revenue Code or Section 303(k) of ERISA or a violation of Section 436 of the Internal Revenue Code; (x) any event with respect to any Non-U.S. Plan which is similar to any event described in any of subsections (i) through (ix) hereof; (xi) the failure to make required contributions in a timely manner to any Canadian Pension Plan in accordance with its terms and applicable laws; (xii) the occurrence of any event which constitutes grounds under applicable pension standards legislation for the applicable pension regulator to remove the administrator of any Canadian Pension Plan; or (xiii) the revocation of the registration under the Income Tax Act (Canada) of any Canadian Pension Plan.

“European Insolvency Regulation” means The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings, as amended from time to time.

“Event of Default” means each of the conditions or events set forth in Section 8.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“Exchange Notes” means Exchange Notes issued pursuant to Section 5.16.

“Exchange Notes Trustee” means the trustee under the Exchange Notes Indenture.

“Exchange Notes Indenture” means an indenture in a form usual and customary for high yield securities, incorporating the Description of Exchange Notes, if and when executed and delivered by the Borrower, the Guarantors party thereto and the Exchange Notes Trustee, as amended, waived, supplemented or otherwise modified from time to time.

“Exchange Request” shall have the meaning provided in Section 5.16(b).

“Excluded Amounts” as defined in Section 2.12(g).

“Excluded Debt” means all Debt not incurred in violation of Section 6.1 (other than Refinancing Securities).

“Excluded Subsidiary” means (a) Unrestricted Subsidiaries, (b) Immaterial Subsidiaries, (c) any Subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation existing on the Closing Date or on the date any such Subsidiary is acquired (so long as, in respect of any such contractual prohibition, such prohibition is not incurred in contemplation of such acquisition), from guaranteeing the payment of the Obligations or which would require consent, approval, license or authorization from any Governmental Authority to provide a guarantee, (d) any Qualified CFC Holding Companies, (e) Foreign Subsidiaries that are CFCs, (f) direct or indirect subsidiaries of CFCs, (g) any not-for-profit subsidiaries, captive insurance subsidiaries or other special purpose entities, if any, and (h) notwithstanding the foregoing, additional subsidiaries may be excluded from the guarantee requirements in circumstances where the Administrative Agent and the Borrower determine in good faith that the cost or burden of providing such a guarantee is excessive in relation to the value afforded to the Lenders thereby.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of a Credit Party hereunder, the following Taxes:

(a) any Taxes imposed on (or measured by) its net income, net profits, net gains or franchise Taxes, or, in the case of Canada, capital, that (x) are imposed by the country in which the applicable recipient is legally organized or any political subdivision thereof, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, in each case including any political subdivision thereof or (y) are Other Connection Taxes,

(b) any branch profits Taxes or any similar Tax (x) imposed by the United States of America or Canada, (y) imposed by any other jurisdiction described in clause (a) above or (z) that is an Other Connection Tax,

(c) any withholding Tax that is attributable to a Lender’s failure to comply with Section 2.17(c),

(d) in the case of a Lender, any withholding Tax imposed by the United States or Canada on amounts payable by a Credit Party (or the Administrative Agent) to the applicable lending office of such Lender at the time such Lender becomes a party to this Agreement (other than pursuant to an assignment request by the Borrower under Section 2.18(b)) or designates a new lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changes its lending office,

(e) any withholding Tax payable under Part XIII of the Income Tax Act (Canada) that is imposed on amounts payable to or for the account of a Lender as a consequence of the Lender not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Borrower at the time of such payment,

(f) any withholding Tax payable under Part XIII of the Income Tax Act (Canada) that is imposed on amounts payable to or for the account of a Lender as a consequence of the Lender being, at any time, a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Borrower, or, at any time, not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Borrower, and

(g) any U.S. withholding Taxes imposed under FATCA.

“Executive Order” as defined in Section 4.22(a).

“Existing Credit Agreement” means the Credit and Guaranty Agreement, dated as of April 21, 2015, among the Borrower, the lenders party thereto and Royal Bank of Canada, as administrative agent, as the same may be amended, modified or supplemented from time to time.

“Existing Notes” means the Borrower’s existing 7.00% senior notes due 2023 that are outstanding on the Closing Date as they may be amended, modified or refinanced

“Expiration Date” as defined in Section 5.14(c).

“Fair Market Value” means, with respect to any asset or property, the price of which could be negotiated in an arm’s length transaction, for cash, between a willing seller and a willing buyer, as determined in good faith by the Borrower.

“Fair Share” as defined in Section 7.2.

“Fair Share Contribution Amount” as defined in Section 7.2.

“FATCA” means (a) Sections 1471 through 1474 of the Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, (b) any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code, and (c) any intergovernmental agreement between the U.S. and that other jurisdiction, which facilitates the implementation of any law or regulation referred to in paragraph (a) above.

“Fee Letter” means (x) the Fourth Amended and Restated Fee Letter, dated as of October 18, 2015, by and among the Borrower, Goldman Sachs Lending Partners LLC, Goldman Sachs Bank USA, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC and Royal Bank of Canada, and (y) the Administrative Agent Fee Letter, dated as of September 4, 2015, by and among the Borrower, Goldman Sachs Lending Partners LLC and Goldman Sachs Bank USA, in each case, as amended, restated, supplemented or otherwise modified from time to time.

“Fees” means the fees set forth in the Fee Letter and relating hereto.

“Financial Officer” means, of any Person, the Chief Financial Officer, principal accounting officer, vice-president of finance, Treasurer, Assistant Treasurer or Controller of such Person (and, in the case of the Borrower, shall also mean each Person performing similar duties as the foregoing (including any director, manager or member of the Borrower)).

“Fiscal Quarter” means any of the quarterly accounting periods of the Borrower ending on March 31, June 30, September 30 and December 31.

“Fiscal Year” means the twelve-month accounting period of the Borrower ending on December 31.

“Foreign Official” means a Person acting in an official capacity for or on behalf of any Governmental Authority.

“Foreign Subsidiary” means each Subsidiary of the Borrower which is not a Domestic Subsidiary.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio” hereunder.

“Funding Guarantors” as defined in Section 7.2.

“Funding Notice” means a notice substantially in the form of Exhibit A-1.

“GAAP” means, subject to the provisions of Section 1.2, United States generally accepted accounting principles in effect as of the date of determination thereof.

“Governmental Authority” means any applicable foreign or domestic, federal, state, provincial, territorial, municipal, supranational, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof (which shall include, without limitation, the European Central Bank and the Council of Ministers of the European Union) or any entity, officer or examiner exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government.

“GS” as defined in the preamble hereto.

“Guarantee” means, as applied to any Debt of another Person (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner, and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment (or payment of damages in the event of non-payment) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guaranteed Obligations” as defined in Section 7.1.

“Guarantor” means each Restricted Subsidiary listed on Schedule 1.1(a) and each other Restricted Subsidiary of the Borrower thereafter that becomes, or is required to become, a Guarantor after the Closing Date in accordance with Section 5.11.

“Guaranty” as defined in Section 7.1.

“Hazardous Materials” means any chemical, material or substance, exposure to which is prohibited, limited, governed or regulated by any Governmental Authority pursuant to any Environmental Law, including petroleum and petroleum byproducts, asbestos and asbestos-containing materials and medical and pharmaceutical waste.

“Hazardous Materials Activity” means any use, manufacture, possession, storage, holding, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.

“Hedge Agreement” means any agreement of the Borrower or any of the Restricted Subsidiaries with respect to any swap, spot, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, foreign exchange, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, in each case, not entered into for speculative purposes. For the avoidance of doubt, Hedge Agreements shall not be deemed speculative or entered into for speculative purposes if any Hedge Agreement is intended in good faith, at inception of execution, (A) to hedge or manage the interest rate exposure associated with any debt securities or debt facilities of the Borrower or its Restricted Subsidiaries, (B) for foreign exchange or currency exchange management or (C) to hedge any exposure that the Borrower or its Restricted Subsidiaries may have to counterparties under other Hedge Agreements such that the combination of such Hedge Agreements is not speculative taken as a whole.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedge Agreement entered into in the ordinary course of the Borrower’s business.

“IFRS” means International Financial Reporting Standards promulgated by the International Accounting Standards Board (or any successor board or agency), as adopted by the Chartered Professional Accountants of Canada and in effect from time to time.

“Immaterial Subsidiary” means any Subsidiary of the Borrower (a) identified on Schedule 1.1(b) or (b) designated by the Borrower as an Immaterial Subsidiary hereunder after the Closing Date by prior written notice to the Administrative Agent, that (x) as of the last day of the Fiscal Quarter of the Borrower most recently ended, (i) such Subsidiary did not have assets with a value in excess of [REDACTED – Percentage] of Consolidated Total Assets or revenues representing in excess of [REDACTED – Percentage] of Consolidated Adjusted EBITDA as of such date and (ii) when taken together with all other Immaterial Subsidiaries as of such date, such Immaterial Subsidiaries did not have assets with a value in excess of [REDACTED – Percentage] of the Consolidated Total Assets or revenues representing in excess of [REDACTED – Percentage] of Consolidated Adjusted EBITDA as of such date, and (y) the Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by an Authorized Officer of the Borrower, certifying to such officer’s knowledge, compliance with the requirements of clause (x) above. Any Immaterial Subsidiary may be designated to be a Material Subsidiary for the purposes of this Agreement by written notice from the Borrower to the Administrative Agent. Any determination of whether a Subsidiary shall cease to qualify as an Immaterial Subsidiary shall be made on the date that financial statements are delivered pursuant to Section 5.4(a). To the extent a Subsidiary ceases to be an Immaterial Subsidiary in connection with such determination, the Borrower shall have [REDACTED – Time Period] from the date of delivery of such financial statements to cause such Subsidiary to comply with any applicable requirements of Section 5.11).

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law (including adoptive relationships), and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of, such Debt or other obligation or the recording, as required pursuant to IFRS or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in IFRS or an interpretation thereunder that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Borrower shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Borrower. “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Borrower or a Restricted Subsidiary of Debt Incurred by the Borrower or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall be deemed not to be a separate Incurrence of Debt:

(1) amortization of Debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations and Swap Contracts, in each case, not entered into for speculative purposes.

“Indemnified Costs” as defined in Section 9.5(a).

“Indemnified Taxes” means all Taxes (other than Excluded Taxes and Other Taxes) imposed on or with respect to any payment made by or on account of any obligation of any Credit Party under any Credit Document.

“Indemnitee” as defined in Section 10.5(b).

“Information” as defined in Section 4.14(a).

“Intellectual Property” means all of the following throughout the world (a) patents, industrial designs, community designs, utility models and statutory invention registrations and pending applications therefor, (b) trademarks, service marks, slogans, logos, certification marks, trade dress, corporate names, trade names, domain names and other indicia of source, and all goodwill associated therewith and related registrations and applications, (c) copyrights, including, without limitation, copyrights (and other intellectual property rights) in computer software, Internet web sites and the contents thereof, and related registrations and applications, and (d) confidential or proprietary information, technology, know-how, trade secrets, manufacturing and production procedures and techniques, inventions, designs, research and development information, methods, plans, formulae, descriptions, compositions, drawings, specifications, databases and data, including, without limitation, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information.

“Interest Payment Date” means the last Business Day of each [REDACTED – Time Period] period following the Closing Date.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.

“Intra-Group Subordination Agreement” means the Intra-Group Subordination Agreement among GS, as Administrative Agent (as defined therein), each other agent party thereto, the Borrower and each Subsidiary of the Borrower listed on the signature pages thereto or that becomes a party thereto pursuant to Section 3.12 thereof substantially in the form of Exhibit K, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following:

(i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person;

(ii) the purchase, acquisition or Guarantee of the Debt of another Person; and

(iii) the purchase or acquisition of the business or assets of another Person substantially as an entirety,

but shall exclude:

(a) accounts receivable and other extensions of trade credit in accordance with the Borrower’s customary practices;

(b) the acquisition of property and assets from suppliers and other vendors in the ordinary course of business; and

(c) prepaid expenses and workers’ compensation, utility, lease (including related to aircraft) and similar deposits, in the ordinary course of business.

“Investment Grade Rating” designates a rating of BBB or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s. In the event that the Borrower shall select any other Rating Agency as provided under the definition of the term “Rating Agencies,” the equivalent of such ratings by such Rating Agency shall be used.

“Irish Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Ireland.

“Jersey Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Jersey.

“Jersey Guarantor” as defined in Section 7.18(a).

“Joinder Agreement” means an agreement substantially in the form of Exhibit D, with such changes as may be required by or reasonably acceptable to the Borrower and the Administrative Agent.

“judgment currency” as defined in Section 10.19.

“LCT Election” as defined in Section 1.6.

“LCT Test Date” as defined in Section 1.6.

“Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement.

“Lender Party” means any of the Administrative Agent, any Arranger or any Lender.

“Lien” means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Limited Condition Transaction” means any Asset Acquisition or similar permitted Investment whose consummation is not conditioned on the availability of, or on obtaining, third-party financing.

“Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the Loans of such Lender; provided, at any time prior to the making of the Loans, the Loan Exposure of any Lender shall be equal to such Lender’s Commitment.

“Loan Note” means a promissory note in the form of Exhibit B, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Loans” has the meaning specified in Section 2.1(a).

“Luxembourg” means the Grand Duchy of Luxembourg.

“Luxembourg Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of Luxembourg.

“Luxembourg Guarantor” has the meaning specified in Section 7.14.

“Major Event of Default” means (i) any Event of Default (ignoring for this purpose any applicable grace periods) with respect to the Borrower or a Material Subsidiary of the Borrower (which, for the avoidance of doubt, shall not include the Target or any of its subsidiaries) only as specified in Sections 8.1(a) (but only insofar as it relates to a breach of any Major Representation), (b), (c), (d) (but only insofar as it relates to a breach of any Major Undertaking), (g), (h) and (k) or (ii) a Certain Funds Change of Control.

“Major Representation” means a representation or warranty with respect to the Borrower or a Material Subsidiary of the Borrower (which, for the avoidance of doubt, shall not include the Target or any of its subsidiaries) only as contemplated by Sections 4.1, 4.2, 4.3, 4.4, 4.10, 4.11, 4.20, 4.22 and 4.23.

“Major Undertaking” means with respect to the Borrower or a Material Subsidiary of the Borrower (which, for the avoidance of doubt, shall not include the Target or any of its subsidiaries) any of the undertakings contemplated by Sections 5.6, 6.1, 6.2, 6.3, 6.4, 6.5 and 6.7.

“Margin Stock” as defined in Regulation U.

“Material Adverse Effect” means a material adverse effect on (i) the assets, business, financial condition or results of operations, of the Borrower and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Borrower and the other Credit Parties, taken as a whole, to perform their payment obligations under any Credit Document or (iii) the rights and remedies of the Administrative Agent or the Lenders under any Credit Document.

“Material Subsidiary” means any Subsidiary of the Borrower that is not an Immaterial Subsidiary.

“Maturity Date” means October 21, 2022; provided that, if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately preceding such day.

“Maximum Rate” as defined in Section 10.9.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Multiemployer Plan” means any Employee Benefit Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Narrative Report” means, with respect to the financial statements for which such narrative report is required, a customary “managements’ discussion and analysis” report describing the operations of the Borrower and its subsidiaries for the applicable Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate. For the avoidance of doubt, such Narrative Report need not comply with the requirements of Regulation S-K of the Securities Act or of National Instrument 51-102 of the Canadian Securities Administrators applicable to a Management’s Discussion and Analysis of Financial Conditions and Result of Operations.

“Net Cash Proceeds” means:

(a) [REDACTED – Percentage] of the cash proceeds actually received by the Borrower or any of its Restricted Subsidiaries (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when actually received) in respect of any Asset Sale (except as provided below) or Casualty Event, net of (i) reasonable, documented and invoiced attorneys’ fees, auditors’ fees, securities laws filing fees, printers’ fees, accountants’ fees, consultant fees, investment banking, placement agent and advisory fees actually incurred by the Borrower or any of its Restricted Subsidiaries in connection with the applicable event, (ii) documented search and recording charges actually incurred by the Borrower or any of its Restricted Subsidiaries in connection with the applicable event, (iii) required debt payments and required payments of other obligations in respect of Debt secured by a Permitted Lien on any asset that is the subject of such Asset Sale or Casualty Event, (iv) other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith, (v) Taxes, including sales, goods and services, harmonized sales, transfer, deed or mortgage recording Taxes, paid or payable as a result thereof, and any other payment required by applicable law as a result of such Asset Sale, (vi) any reserve established in accordance with IFRS (provided that such reserved amounts shall be Net Cash Proceeds to the extent and at the time of any reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount)), and (vii) any payment amount required to be paid by law, rule or regulation upon receipt to a third party related to the transaction (including to labor unions and environmental trusts) in each case, as determined in good faith by an Authorized Officer of the Borrower; provided that, with respect to any Asset Sale or Casualty Event, no proceeds realized in a single transaction or series of related transactions shall constitute Net Cash Proceeds unless such proceeds shall exceed [REDACTED – Dollar Amount] in any Fiscal Year (the proceeds described in this proviso, the “Below Threshold Asset Sale Proceeds”);

(b) [REDACTED – Percentage] of the cash proceeds from the incurrence, issuance or sale by the Borrower or any of its Restricted Subsidiaries of any Debt not permitted to be incurred under this Agreement, net of all Taxes and fees (including investment banking fees), underwriting discounts, commissions, costs and other expenses, in each case, incurred in connection with such incurrence, issuance or sale; and

(c) [REDACTED – Percentage] of the cash proceeds from the issuance or sale by the Borrower or any of its Restricted Subsidiaries of any Capital Interests, net of all Taxes and fees (including investment banking fees), underwriting discounts, commissions, costs and other expenses, in each case, incurred in connection with such issuance or sale.

“New York Courts” as defined in Section 10.15(a).

“Non-Consenting Lender” as defined in Section 2.18(c).

“Non-Public Information” means material non-public information (within the meaning of Canadian Securities Laws) with respect to the Borrower or its subsidiaries or securities.

“Non-U.S. Plan” means any Employee Benefit Plan maintained by the Borrower or any of its subsidiaries for employees outside the United States.

“Obligated Party” as defined in Section 1.11.

“Obligations” means, with respect to any Debt, any principal, premium, interest (including any interest, fees and expenses accruing subsequent to the commencement of any bankruptcy, reorganization, insolvency or similar proceeding or case at the rate provided for in the documentation with respect thereto, whether or not such interest, fees and expenses are an allowed claim under applicable state, federal, provincial or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing such Debt.

“Obligations of the Borrower” means all obligations of every nature of the Borrower, including obligations from time to time owed to the Administrative Agent (including former Administrative Agents), Lenders, or any of them, under any Credit Document, whether for principal, interest (including interest and fees which, but for the filing of a petition in bankruptcy with respect to the Borrower, would have accrued on any Obligation, whether or not a claim is allowed against the Borrower for such interest or fees in the related bankruptcy proceeding), fees, expenses, indemnification or otherwise.

“Obligee Guarantor” as defined in Section 7.7.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“OFAC Lists” means, collectively, the List of Specially Designated Nationals and Blocked persons maintained by OFAC, as amended from time to time, or any similar lists issued by OFAC.

“Offer to Purchase” as defined in Section 5.14(a).

“Offering Document” as defined in Section 5.12(b)(iii).

“Officer’s Certificate” means a certificate signed by the principal executive officer, the principal financial officer, the principal accounting officer, the vice-president of finance or the controller of the Borrower or such Guarantor, as applicable.

“Organizational Documents” means (i) with respect to any corporation or company, its certificate, memorandum or articles of incorporation, amalgamation or continuance, organization or association, as amended, its by-laws, as amended, and its certificates of change of name, as amended, (ii) with respect to any limited partnership, its certificate or declaration of limited partnership, as amended, and its partnership agreement, as amended, (iii) with respect to any general partnership, its partnership agreement, as amended, (iv) with respect to any limited liability company, its articles of organization, as amended, and its operating agreement, as amended, (v) with respect to each Credit Party incorporated in Sweden, the Certificate of Registration (Sw. Registeringsbevis) and the Articles of Association (Sw. Bolagsordning) of such Credit Party incorporated in Sweden, and (vi) with respect to any Foreign Subsidiary, the equivalent thereof in its jurisdiction of incorporation or organization. In the event any term or condition of this Agreement or any other Credit Document requires any Organizational Document to be certified by a secretary of state or similar governmental official including an official of a non-United States government, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official in such official’s relevant jurisdiction.

“Other Connection Taxes” means, with respect to the Administrative Agent and any Lender, Taxes imposed as a result of a present or former connection between such Administrative Agent or Lender and the jurisdiction imposing such Tax (other than connections arising solely from the Administrative Agent and such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Credit Document).

“Other Taxes” means any and all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes or any other excise or property Taxes, charges or similar Taxes, charges or levies arising from any payment made hereunder or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Credit Document, and any interest, fines, penalties and additions related thereto, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.18(b)).

“Outstanding Amount” means with respect to Loans on any date, the amount of the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Loans occurring on such date.

“Parent Entity” means any direct or indirect parent of the Borrower.

“Participant” as defined in Section 10.4(d).

“Participant Register” as defined in Section 10.4(d).

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA.

“Permitted Business” means any business similar in nature to any business conducted by the Borrower and the Restricted Subsidiaries on the Closing Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Borrower and the Restricted Subsidiaries on the Closing Date, in each case, as determined in good faith by the Borrower.

“Permitted Debt” means:

(1) Debt Incurred pursuant to (x) any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed [REDACTED – Dollar Amount] and (y) the Two Year Equity Bridge Facility in an aggregate principal amount at any one time outstanding not to exceed [REDACTED – Dollar Amount];

(2) Debt under this Agreement Incurred on the Closing Date and under any Exchange Notes, and contribution, indemnification and reimbursement obligations owed by the Borrower or any Guarantor to any of the other of them in respect of amounts paid or payable on such Debt;

(3) Debt under the 9.50% Senior Notes issued on the Closing Date and the Existing Notes and contribution, indemnification and reimbursement obligations owed by the Borrower or any Guarantor to any of the other of them in respect of amounts paid or payable on such Debt;

(4) (A) the Guarantees, (B) Guarantees of any Exchange Notes, (C) any Refinancing Securities including any Guarantees thereof, (D) Guarantees of the Existing Notes and (E) Guarantees under the Two Year Equity Bridge Facility;

(5) Debt of the Borrower or any Restricted Subsidiary outstanding on the Closing Date (other than Debt described in clause (1), (2), (3) or (4) of this definition);

(6) intercompany Debt between the Borrower and a Restricted Subsidiary or between Restricted Subsidiaries; provided that, if for any reason such Debt ceases to be held by the Borrower or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt under this clause (6) and shall be deemed Incurred as Debt of the Borrower or a Restricted Subsidiary, as applicable, for purposes of this Agreement;

(7) Guarantees Incurred by the Borrower of Debt of a Restricted Subsidiary otherwise permitted to be Incurred under this Agreement; provided that such Guarantees are subordinated to the Loans to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

(8) Guarantees by any Restricted Subsidiary of Debt of the Borrower or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Facilities otherwise permitted to be Incurred under this Agreement; provided that such Guarantees are subordinated to the Loans to the same extent as the Debt being Guaranteed if such Debt is a Subordinated Obligation;

(9) Debt (including in respect of letters of credit, bank guarantees or similar instruments) Incurred by the Borrower or any Restricted Subsidiary in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Debt with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, and, for the avoidance of doubt, including indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion Guarantees provided or Incurred (including Guarantees thereof) by the Borrower or a Restricted Subsidiary in the ordinary course of business; provided that, upon the Incurrence of Debt with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than [REDACTED – Time Period] following such Incurrence;

(10) Debt under Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

(11) Debt of the Borrower or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt (including, for the avoidance of doubt, any security deposits in respect of corporate aircraft) Incurred to finance the acquisition, installations, repairs, improvement and removal of fixed or capital assets and any Refinancing Debt that refinances any Debt Incurred pursuant to this clause (11), including any additional Debt Incurred to pay premiums, fees and expense in connection therewith; provided that the aggregate principal amount of such Debt outstanding at any time may not exceed the greater of (i) $[REDACTED – Dollar Amount] and (ii) [REDACTED – Percentage] of Consolidated Total Assets; provided, further, that Capital Lease Obligations Incurred by the Borrower or any Restricted Subsidiary pursuant to this clause (11) in connection with a Sale and Lease-Back Transaction shall not be subject to the foregoing limitation so long as the proceeds of such Sale and Lease-Back Transaction are used by the Borrower or such Restricted Subsidiary to permanently repay outstanding Debt of the Borrower and its Restricted Subsidiaries;

(12) Debt arising from agreements of the Borrower or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or any Capital Interests of a Restricted Subsidiary otherwise permitted under this Agreement, other than Guarantees of Debt for borrowed money Incurred for the purpose of financing such acquisition of such business, assets or Capital Interests;

(13) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds or other cash management treasury services in the ordinary course of business; provided, however, that such Debt is extinguished within [REDACTED – Time Period] of Incurrence;

(14) Debt consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(15) Debt of the Borrower and the Restricted Subsidiaries Incurred under overdraft facilities (including, but not limited to, intraday and purchasing card services) extended by one or more financial institutions and established for the Borrower’s and the Restricted Subsidiaries’ ordinary course of operations;

(16) Debt in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and letters of credit (other than obligations in respect of other Debt) in the ordinary course of business;

(17) unsecured Debt in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business;

(18) Debt representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business;

(19) Debt consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Capital Interests of the Borrower or any Parent Entity permitted under this Agreement;

(20) Guarantees of any lease permitted under this Agreement of real property entered into by the Borrower or any Restricted Subsidiary;

(21) Debt in an aggregate amount equal to [REDACTED – Percentage] of (i) the net cash proceeds received by the Borrower from the issuance or sale of its Capital Interests (other than Redeemable Capital Interests) after the Closing Date or by any Parent Entity from the issuance and sale of its Capital Interests (other than Redeemable Capital Interests) and contributed to the Borrower, in each case, after the Closing Date and (ii) any cash consisting of a capital contribution received by any Parent Entity from the holders of its Capital Interests and contributed to the Borrower, in each case, excluding any Capital Interests issued or capital contribution made on or prior to the Closing Date;

(22) Debt (i) of the Borrower or any of its Restricted Subsidiaries Incurred or issued to finance an acquisition and (ii) of Persons that are acquired by the Borrower or any of its Restricted Subsidiaries or merged, amalgamated or consolidated into the Borrower or a Restricted Subsidiary in accordance with the terms of this Agreement; provided, however, that after giving effect to such acquisition and the incurrence of such Debt, either:

(A) the Borrower could Incur at least [REDACTED – Dollar Amount] of additional Debt pursuant to Section 6.1(a); or

(B) the Consolidated Fixed Charge Coverage Ratio of the Borrower and its Restricted Subsidiaries determined on a Pro Forma Basis would be equal to or greater than immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation;

(23) Debt of the Borrower or any Restricted Subsidiary not otherwise permitted pursuant to this definition, in an aggregate principal amount not to exceed the greater of (x) [REDACTED – Dollar Amount] and (y) [REDACTED – Percentage] of Consolidated Total Assets at any time outstanding;

(24) Refinancing Debt in respect of Debt Incurred pursuant to Section 6.1(a) or pursuant to clauses (2), (3), (4), (5), (21), (22) or (23) or this clause (24) of this definition; and

(25) Debt which (A) is contemplated by clause (x)(B) of the definition of “Debt” hereunder and (B) could be secured with a Lien pursuant to clause (17) of the definition of “Permitted Liens” hereunder.

“Permitted Investments” means:

(1) Investments in existence on the Closing Date;

(2) Investments required pursuant to any agreement or obligation of the Borrower or a Restricted Subsidiary, in effect on the Closing Date, to make such Investments;

(3) Investments in cash and Eligible Cash Equivalents;

(4) Investments in property and other assets, owned or used by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(5) Investments by the Borrower or any of its Restricted Subsidiaries in the Borrower or any Restricted Subsidiary;

(6) Investments by the Borrower or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, amalgamated, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound up into, the Borrower or a Restricted Subsidiary;

(7) Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

(8) receivables owing to the Borrower or any of its Subsidiaries and advances to suppliers, in each case if created, acquired or made in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(9) Investments received in settlement of obligations owed to the Borrower or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Borrower or any Restricted Subsidiary;

(10) Investments by the Borrower or any Restricted Subsidiary not otherwise permitted under this definition, in an aggregate amount not to exceed the greater of (x) [REDACTED – Dollar Amount] and (y) [REDACTED – Percentage] of Consolidated Total Assets at any one time outstanding;

(11) loans and advances to employees in an amount not to exceed [REDACTED – Dollar Amount] in the aggregate at any one time outstanding;

(12) Investments the payment for which consists solely of Capital Interests (excluding Redeemable Capital Interests) of the Borrower;

(13) any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with Section 6.3 or any other disposition of property not constituting an Asset Sale;

(14) guarantees of operating leases or of other obligations that do not constitute Debt, in each case, entered into by the Borrower or any of its Restricted Subsidiaries in the ordinary course of business;

(15) payroll, travel, moving, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(16) Guarantees by the Borrower or any Restricted Subsidiary of Debt of the Borrower or a Restricted Subsidiary otherwise permitted by Section 6.1;

(17) any Investment acquired by the Borrower or any of its Restricted Subsidiaries:

(i) in exchange for any other Investment or accounts receivable held by the Borrower or any Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Borrower of such other Investment or accounts receivable;

(ii) in satisfaction of judgments against other Persons;

(iii) as a result of a foreclosure by the Borrower or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(iv) received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (B) litigation, arbitration or other disputes;

(18) any Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or other similar assets in the ordinary course of business, or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(19) advances, loans or extensions of trade credit or prepayments of expenses or loans or advances made to distributors, in each case in the ordinary course of business by the Borrower or any of its Restricted Subsidiaries;

(20) repurchases of the 9.50% Senior Notes, the Existing Notes, the Loans, any Exchange Notes, any Refinancing Securities, the loans under the Two Year Equity Bridge Facility and loans and obligations under the Credit Facilities;

(21) (a) Investments consisting of the purchase price paid for and reasonable transaction costs related to acquisitions by the Borrower or any Restricted Subsidiary of all or substantially all of the assets or Capital Interests of a Person engaged in a Permitted Business; (b) Investments of any Person existing at the time such Person becomes a Restricted Subsidiary of the Borrower or consolidates, merges or amalgamates with the Borrower or any of its Restricted Subsidiaries so long as such Investments were not made in contemplation of such Person becoming a Restricted Subsidiary or of such consolidation, merger or amalgamation and (c) Investments consisting of any acquisition of, or licenses for, products or assets used or useful in a Permitted Business; and

(22) Investments in a Permitted Joint Venture, when taken together with all other Investments made pursuant to this clause (22) that are at the time outstanding (and not otherwise converted or applied to another clause of this definition of “Permitted Investments”), not to exceed [REDACTED – Dollar Amount] at any one time outstanding.

“Permitted Joint Venture” means any joint venture (which may be in the form of a limited liability company, partnership, corporation or other entity) in which the Borrower or any of its Restricted Subsidiaries is a joint venturer; provided, however, that (a) the joint venture is engaged solely in a Permitted Business and (b) the Borrower or a Restricted Subsidiary is required by the governing documents of the joint venture or an agreement with the other parties to the joint venture to participate in the management of such joint venture as a member of such joint venture’s Board of Directors or otherwise.

“Permitted Liens” means:

(1) Liens on the assets of the Borrower or any Guarantor which secure Obligations Incurred under Credit Facilities in an aggregate principal amount not to exceed the greater of (i) [REDACTED – Dollar Amount] and (ii) the Secured Debt Cap;

(2) Liens in favor of the Borrower or any Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged or amalgamated with or into or consolidated with the Borrower or any Restricted Subsidiary of the Borrower (including by way of plan of arrangement), provided that such Liens were not Incurred in contemplation of or in connection with such merger, amalgamation or consolidation and do not extend to any assets other than those of the Person merged into, amalgamated or consolidated with the Borrower or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Borrower or any Restricted Subsidiary of the Borrower, provided that such Liens were not Incurred in contemplation of or in connection with such acquisition and do not extend to any property other than the property so acquired by the Borrower or the Restricted Subsidiary;

(5) Liens existing on the Closing Date;

(6) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(7) Liens imposed by law, including carriers’, warehousemen’s and mechanics’ materialmen’s and repairmen’s Liens, in each case in respect of which a reserve or other appropriate provisions, if any, as shall be required by IFRS shall have been made in respect thereof;

(8) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(9) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not secure Debt;

(10) Liens securing Swap Contracts and Hedging Obligations, in each case, not entered into for speculative purposes;

(11) Liens relating to banker’s liens, rights of set off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

(a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Borrower in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

(b) such deposit account is not established by the Borrower or any Restricted Subsidiary for the purpose of providing collateral to the depository institution;

(12) any Lien resulting from the deposit of money or other cash equivalents or other evidence of indebtedness in trust for the purpose of defeasing Debt of the Borrower or any Restricted Subsidiary; provided that the Incurrence of Debt and such defeasance or satisfaction and discharge are not prohibited by this Agreement;

(13) Liens securing Obligations in respect of Debt (including Capital Lease Obligations and Purchase Money Debt) permitted by clause (11) of the definition of “Permitted Debt” hereunder covering only the assets acquired, constructed, installed, improved, repaired or developed with, or secured by, such Debt;

(14) Liens securing Obligations in respect of (a) Debt permitted by clause (15) of the definition of “Permitted Debt” hereunder (and any Guarantee thereof) and (b) Debt of Subsidiaries other than Guarantors; provided, in the case of clause (b), that such Liens attach only to assets of Restricted Subsidiaries other than Guarantors;

(15) Liens securing Debt permitted by clause (16) of the definition of “Permitted Debt” hereunder;

(16) Liens on Capital Interests of an Unrestricted Subsidiary that secure Debt or other obligations of such Unrestricted Subsidiary;

(17) Liens securing Obligations in respect of Refinancing Debt; provided that any such Lien covers only the assets that secure the Debt being refinanced;

(18) leases, subleases, survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Debt and which do not in the aggregate materially impair the operation of the business of the Borrower and its Subsidiaries taken as a whole;

(19) Liens arising from Uniform Commercial Code or Personal Property Security Act (Ontario) (or its equivalent) financing statement filings regarding operating leases entered into by the Borrower and the Restricted Subsidiaries in the ordinary course of business;

(20) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(21) Liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(22) Liens securing insurance premium financing arrangements, provided that such Liens are limited to the applicable unearned insurance premiums;

(23) Liens arising from precautionary Uniform Commercial Code or Personal Property Security Act (Ontario) (or its equivalent) financing statements or similar or analogous financing statements in any jurisdiction;

(24) Liens arising from the right of distress enjoyed by landlords or lessors or Liens otherwise granted to landlords or lessors, in either case, to secure payment of arrears of rent in respect of leased properties;

(25) deemed trusts or other Liens that are unregistered and that secure amounts that are not yet delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes;

(26) Liens on Capital Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement;

(27) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Debt secured by any Lien permitted under this Agreement; provided, however, that (x) such new Lien pursuant to this clause shall be limited to all or part of the same property (which, for the avoidance of doubt, may include after-acquired property to the extent such after-acquired property would be subject to the existing Lien) that secured the original Lien (plus improvements on and accessions to such property), (y) the Debt secured by such Lien at such time pursuant to this clause is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the applicable Debt at the time the original Lien became a Lien permitted hereunder, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement, and (z) such new Lien pursuant to this clause shall also continue to constitute a utilization of any capacity pursuant to the clause under which such initial Lien was incurred;

(28) licenses, sublicenses, covenants not to sue, releases or other rights under intellectual property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries;

(29) Liens securing the Borrower’s or its Subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course;

(30) other Liens securing Debt in an aggregate principal amount not to exceed (i) before [REDACTED – Time Period], the greater of (x) [REDACTED – Dollar Amount] and (y) [REDACTED – Percentage] of Consolidated Total Assets or (ii) thereafter, the greater of (x) [REDACTED – Dollar Amount] and (y) [REDACTED – Percentage] of Consolidated Total Assets, in each case, at any one time outstanding; and

(31) other Liens so long as, after giving effect to any such Lien and the incurrence of any Debt incurred at the time such Lien is created, or incurred, on a Pro Forma Basis, the Secured Leverage Ratio (when tested for purposes of the incurrence of such Lien) does not exceed [REDACTED – Commercially Sensitive Information].

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“Platform” as defined in Section 10.17.

“Preferred Interests,” as applied to the Capital Interests in any Person, means Capital Interests in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Interests in such Person.

“Principal Office” means, for the Administrative Agent, the “Principal Office” as set forth on Schedule 10.1, or such other office or office of a third party or sub-agent, as appropriate, as the Administrative Agent may from time to time designate in writing to the Borrower and each Lender.

“Pro Forma” or “Pro Forma Basis” means, for purposes of determining compliance with any provision of this Agreement, including the determination of any financial ratio or test or the amount of revenue or Consolidated Total Assets or Consolidated Adjusted EBITDA, that any Specified Transaction occurring since the first day of the relevant period to and including the relevant date such determination is made (including after the relevant quarter or period end, if applicable) shall be deemed to have occurred as of the first day of the relevant period, including pro forma adjustments arising out of events attributable to such Specified Transaction (including giving effect to those specified in accordance with the definitions of Consolidated Adjusted EBITDA and Consolidated Net Income); provided that, any event, occurrence or transaction that would otherwise be deemed a Specified Transaction, but for failure to meet the monetary threshold in the definition thereof, shall also be given effect on a “Pro Forma Basis.” Upon giving effect to a transaction on a “Pro Forma Basis,” (i) any Debt incurred by the Borrower or any Restricted Subsidiaries in connection with such Specified Transaction (or any other transaction which occurred during the relevant period) shall be deemed to have been incurred as of the first day of the relevant period, (ii) if such Debt has a floating or formula rate, then the rate of interest for such Debt for the applicable period for purposes of the calculations contemplated by this definition shall be determined by utilizing the rate which is or would be in effect with respect to such Debt as at the relevant date of such calculations, (iii) income statement items (whether positive or negative) and Consolidated Adjusted EBITDA attributable to all property acquired in such Specified Transaction or to the Investment constituting such Specified Transaction, as applicable, shall be included as if such Specified Transaction has occurred as of the first day of the relevant period, (iv) income statement items (whether positive or negative) attributable to all property disposed of in any Specified Transaction (including any income statement items attributable to disposed, abandoned or discontinued operations), shall be excluded as if such Specified Transaction has occurred as of the first day of the relevant period, (v) such other pro forma adjustments which would be permitted or required by United States securities laws or Canadian Securities Laws, as amended, shall be taken into account (in addition to any adjustments permitted pursuant to any applicable financial definition or test) and (vi) such other adjustments made by the Borrower with the consent of the Administrative

Agent (not to be unreasonably withheld, delayed or conditioned) shall be taken into account. Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by an Authorized Officer of the Borrower to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, bankers’ acceptances market rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Borrower or the applicable Restricted Subsidiary may designate. Any such adjustments included in calculations made on a Pro Forma Basis shall continue to apply to subsequent calculations of any applicable financial ratios or tests, including during any subsequent test period in which the effects thereof are expected to be realized.

“Pro Rata Share” means the percentage obtained by dividing (A) an amount equal to the sum of the Loan Exposure of that Lender, by (B) an amount equal to the sum of the aggregate Loan Exposure of all Lenders.

“Prohibited Person” means any Person subject to international economic sanctions adopted, administered or enforced by the United Nations Security Council, the European Union, Canada (including any Persons subject to country-specific or activity-specific sanctions administered by the Department of Foreign Affairs, Trade and Development), the United Kingdom, OFAC (including any persons subject to country-specific or activity-specific sanctions administered by OFAC and any persons named on any OFAC List), the U.S. Department of Commerce Bureau of Industry and Security, the U.S. Department of State or pursuant to any other law, rules, regulations or other official acts of the United States (each of the foregoing, collectively, “Sanctions”). As of the date hereof, certain information regarding Prohibited Persons issued by the United States can be found on the website of the United States Department of Treasury at www.treas.gov/ofac/.

“Projections” means the financial projections of the Borrower, dated as of October, 2015.

“Public Lenders” means Lenders that do not wish to receive material Non-Public Information with respect to the Borrower, its subsidiaries or their securities.

“Purchase Date” as defined in Section 5.14(c).

“Purchase Money Debt” means Debt:

(i) Incurred to finance the purchase, assembly, installation or construction (including additions and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased, assembled, installed or constructed; and in any case that does not exceed [REDACTED – Percentage] of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with IFRS.

“Purchase Price” as defined in Section 5.14(a).

“Purchasing Borrower Party” means the Borrower or any Restricted Subsidiary that becomes an assignee hereof or Participant pursuant to Section 10.4.

“Qualified CFC Holding Company” means, in relation to any Credit Party, a Person (a) that is a wholly owned subsidiary of such Credit Party and (b) who has no material assets other than Capital Interests in Foreign Subsidiaries that are CFCs in relation to such Credit Party or such Person.

“Qualified Capital Interests” in any Person means a class of Capital Interests other than Redeemable Capital Interests.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Loans publicly available other than as a result of actions by the Borrower, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Borrower which shall be substituted for Moody’s or S&P or both, as the case may be.

“Redeemable Capital Interests” in any Person, means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed (other than in exchange for Qualified Capital Interests), is redeemable (other than in exchange for Qualified Capital Interests) at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Maturity Date; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require the Borrower to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Borrower may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with Section 6.5. The amount of Redeemable Capital Interests deemed to be outstanding at any time for the purposes of this Agreement will be the maximum amount that the Borrower and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

“Reference Date” as defined in Section 6.5(a)(3).

“Refinancing” as defined in the recitals hereto.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Borrower or any Restricted Subsidiary pursuant to the terms of this Agreement, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

(1) the Refinancing Debt is subordinated to the Loans to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the Loans;

(2) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least [REDACTED – Time Period] after the Maturity Date;

(3) the Refinancing Debt has an Average Life at the time such Refinancing Debt is Incurred that is equal to or greater than the Average Life of the Debt being refunded, refinanced, renewed, replaced or extended;

(4) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, on such Debt being refinanced and any reasonably determined premium necessary to accomplish any such refinancing (including in that limitation any “make whole” premium) and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt; and

(5) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Borrower or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Borrower.

“Refinancing Securities” means any debt “Securities” (as defined in the Engagement Letter) issued pursuant to Section 1 of the Engagement Letter.

“Register” as defined in Section 2.5(b).

“Regulation D” means Regulation D of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation T” means Regulation T of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation U” means Regulation U of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Regulation X” means Regulation X of the Board of Governors, as in effect from time to time and all official rulings and interpretations thereunder or thereof.

“Reinstatement Date” as defined in Section 6.9(b).

“Reinvestment Notice” means a written notice executed by an Authorized Officer of the Borrower stating that the Borrower or any Restricted Subsidiary intends and expects to use all or a portion of the amount of Net Cash Proceeds of Casualty Event to restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or such Restricted Subsidiary’s business.

“Related Business Assets” means assets (other than cash or Eligible Cash Equivalents) used or useful in a Permitted Business; provided that any assets received by the Borrower or a Restricted Subsidiary in exchange for assets transferred by the Borrower or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, sub–agents, trustees, advisors and attorneys of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.

“Repatriation Limitation” as defined in Section 2.12(g).

“Requisite Lenders” means one or more Lenders having or holding Loan Exposure and representing more than [REDACTED – Percentage] of the sum of the aggregate Loan Exposure of all Lenders.

“Responsible Officer” of any Person means the chief executive officer, the president, any vice president, the chief operating officer or any Financial Officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement, and, as to any document delivered on the Closing Date (but subject to the express requirements set forth in Section 3), shall include any company secretary or assistant company secretary of a Credit Party.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” means any of the following:

(a) any dividend or other distribution declared and paid on the Capital Interests in the Borrower or on the Capital Interests in any Restricted Subsidiary of the Borrower that are held by, or declared and paid to, any Person other than the Borrower or a Restricted Subsidiary of the Borrower, other than:

(i) dividends, distributions or payments made solely in Qualified Capital Interests in the Borrower; and

(ii) dividends or distributions payable to the Borrower or a Restricted Subsidiary of the Borrower or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis;

(b) any payment made by the Borrower or any of its Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Borrower (including the conversion into, or exchange for, Debt, of any Capital Interests) other than any such Capital Interests owned by the Borrower or any Restricted Subsidiary (other than a payment made solely in Qualified Capital Interests in the Borrower);

(c) any payment made by the Borrower or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Borrower) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Subordinated Obligations (excluding any Debt owed to the Borrower or any Restricted Subsidiary), except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Borrower or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any Restricted Investment.

“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Borrower or a Restricted Subsidiary and is thereafter leased back as a capital lease by the Borrower or a Restricted Subsidiary.

“Same Day Funds” means immediately available funds.

“Sanctioned Jurisdiction” means any of Iran, North Korea, Sudan, Syria or any other country or territory, in each case, to the extent that such country or territory itself is the subject (or becomes the subject) of Sanctions.

“Sanctions” as defined in the definition of “Prohibited Person.”

“SEC” as defined in the definition of Consolidated Adjusted EBITDA.

“Secured Debt” means, without duplication, (i) any Debt secured by a Lien and (ii) any Debt of a Restricted Subsidiary that is not a Guarantor Incurred pursuant to Section 6.1(a).

“Secured Debt Cap” means, as of any date of determination, an amount of Secured Debt equal to the greatest principal amount of Secured Debt that could have been Incurred on such date so long as the Borrower’s Secured Leverage Ratio for its most recently ended Four Quarter Period would not have been in excess of [REDACTED – Commercially Sensitive Information].

“Secured Leverage Ratio” means, as of any date of determination (the “Determination Date”), the ratio of (a) the aggregate principal amount of Secured Debt determined on a Pro Forma Basis as of the last day of the fiscal quarter for which internal financial statements are available (net of unrestricted cash and Eligible Cash Equivalents of the Borrower and its Restricted Subsidiaries not to exceed [REDACTED – Dollar Amount], and excluding any proceeds of Debt that is Incurred for which the Secured Leverage Ratio is to be calculated or is otherwise Incurred substantially contemporaneously with such Debt) of the Borrower and its Restricted Subsidiaries on the Determination Date (excluding any Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes) to (b) Consolidated Adjusted EBITDA for the most recently ended Four Quarter Period for which internal financial statements are available prior to the Determination Date. For purposes of making the computation referred to above, the Secured Leverage Ratio shall be calculated, if applicable, on a Pro Forma Basis in respect of clauses (a) and (b) thereof as are appropriate and consistent with the Pro Forma adjustments set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“SEDAR” as defined in Section 5.4(a).

“Sellers” has the meaning specified in the Acquisition Agreement.

“Senior Secured Credit Agreement” means the credit agreement to be entered into on or prior to the Closing Date by and among the Borrower, the Guarantors, Goldman Sachs Bank USA as administrative agent and collateral agent, the lenders party thereto and the other parties thereto governing the incurrence of the Senior Secured Loans, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Senior Secured Loans” as defined in the recitals hereto.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Solvency Certificate” means a Solvency Certificate of any Financial Officer of the Borrower substantially in the form of Exhibit G.

“Specified Event of Default” means any Event of Default under Section 8.1(a)(1), Section 8.1(a)(2), Section 8.1(a)(7) or Section 8.1(a)(8).

“Specified Transaction” means with respect to any period, any:

(1) Investment involving the acquisition of an operating or geographical unit of a business or that constitutes an acquisition of all or substantially all of the common stock of a person or otherwise involves the payment of consideration by the Borrower and its Restricted Subsidiaries in excess of [REDACTED – Dollar Amount];

(2) sale or transfer of assets or property or other asset disposition (including any disposal, abandonment or discontinuance of operations) that yields gross proceeds to the Borrower or any of its Restricted Subsidiaries in excess of [REDACTED – Dollar Amount]or involves the abandonment or discontinuation of operations with a value in excess of [REDACTED – Dollar Amount];

(3) incurrence, amendment, modification, repayment or refinancing of Debt;

(4) Restricted Payment;

(5) designation or redesignation of an Unrestricted Subsidiary or Restricted Subsidiary; or

(6) other event,

in each case, that by the terms of this Agreement requires pro forma compliance with a test or covenant thereunder or requires such test or covenant to be calculated on a Pro Forma Basis.

“Subordinated Obligation” means any Debt of the Borrower or any Guarantor (whether outstanding on the Closing Date or thereafter Incurred) that is subordinated or junior in right of payment to the Loans or the Guaranties pursuant to a written agreement to that effect.

“Subsequent Transaction” as defined in Section 1.6.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which more than [REDACTED – Percentage] of the total voting power of the Voting Interests is at the time owned, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person

Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Borrower.

“Supplemental Administrative Agent” as defined in Section 9.1(c).

“Surviving Entity” as defined in Section 6.4(a)(1).

“Suspension Period” as defined in Section 6.9(a).

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing, whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swedish Companies Act” means the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)).

“Swedish Guarantor” means any Guarantor incorporated in Sweden.

“Swiss Guarantor” as defined in Section 7.16.

“Swiss Withholding Tax” means the tax imposed based on the Swiss Federal Act on Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer).

“Target” means Amdipharm Mercury Limited, a company incorporated in Jersey.

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding (together with interest, penalties and other additions thereto) of any nature and whatever called imposed, levied, collected, withheld or assessed by any Governmental Authority.

“Total Cap” means [REDACTED – Percentage] per annum.

“Transaction Costs” as defined in the recitals hereto.

“Transactions” means, collectively, (a) the consummation of the transactions contemplated by the Acquisition Agreement, (b) the execution, delivery and performance by the Credit Parties of the Credit Documents and the borrowings contemplated hereby, (c) the Equity Offering, (d) the issuance and sale of the 9.50% Senior Notes and the performance of obligations contemplated by the 9.50% Senior Notes Indenture, (e) the making of the Two Year Equity Bridge Loans, (f) the making of the Senior Secured Loans, (g) the Refinancing and (h) the payment of Transaction Costs.

“Transaction Date” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio” hereunder.

“Trust Beneficiary” as defined in Section 1.11.

“TSD” as defined in Section 4.16.

“Two Year Equity Bridge Facility” means the credit agreement dated as of the Closing Date by and among the Borrower, the guarantors party thereto, the administrative agent party thereto and the lenders party thereto governing the incurrence of the Two Year Equity Bridge Loans, as the same may be amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Debt under such agreements or any successor or replacement agreement or agreements or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Two Year Equity Bridge Loans” as defined in the recitals hereto.

“U.K. Domiciled Credit Party” means any Credit Party incorporated or otherwise organized under the laws of England and Wales or any province or territory thereof.

“Unrestricted Subsidiary” means (a) any Subsidiary of the Borrower which at the time of determination shall be designated as an Unrestricted Subsidiary by the Borrower in the manner provided in Section 5.15 and (b) any Subsidiary of an Unrestricted Subsidiary.

“Upstream or Cross-Stream Secured Obligations” as defined in Section 7.16(a).

“Voting Interests” means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person or otherwise direct the management thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary of the Borrower, all of the Capital Interests of which (other than directors’ qualifying shares) are owned by the Borrower or another Wholly Owned Subsidiary.

1.2 Accounting Terms. (a) Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with IFRS and all terms of an accounting or financial nature that are used in the computation of any covenant (including the computation of any financial covenant) set forth in any Credit Document shall be construed and interpreted in accordance with IFRS; provided that, in the event of any change in IFRS or the application thereof, or any conversion from IFRS to GAAP, in each case, from that applied in the preparation of the financial statements of the Sellers relating to the Target most recently delivered on or prior to the Closing Date that would affect the computation of any financial covenant, ratio, accounting definition or requirement set forth in this Agreement or any other Credit Document, if the Borrower or the Requisite Lenders shall so request, the Administrative Agent, the Requisite Lenders and the Borrower shall negotiate in good faith, each acting reasonably (and without the requirement of any fee), to amend such financial covenant, ratio, accounting definition or requirement to preserve the original intent thereof in light of such change in IFRS or the application thereof or conversion to GAAP; provided, further, that, until so amended as provided in the preceding proviso, (a) such financial covenant, ratio, accounting definition or requirement shall continue to be computed in accordance with IFRS or the application thereof without regard to such change or conversion therein, and (b) the Borrower shall furnish to the Administrative Agent and the Lenders the financial statements required under this Agreement, and a reconciliation between such financial statements and the calculations of such financial covenant, ratio, accounting definition or requirement made before and after giving effect to such change in IFRS or conversion to GAAP; provided that no amendment fee shall be payable in connection therewith. Notwithstanding any other provision contained herein, (x) each financial covenant, ratio, accounting definition or requirement used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under IFRS to value any Debt or other liabilities of the Borrower or any Subsidiary at “fair value,” as defined therein and (y) Capital Lease Obligations shall be excluded for purposes of (1) calculating Consolidated Interest Expense and Debt and (2) any restriction, basket, covenant or carve-out, in each case, to the extent such Capital Lease Obligations would have been characterized as operating leases in accordance with IFRS as of the Closing Date, shall instead be treated as operating leases.

1.3 Interpretation, Etc. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms lease and license shall include sub-lease, charter (including related to corporate aircraft leases) and sub-license, as applicable. Unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person. Any definition of or reference to any Credit Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein).

1.4 [Reserved].

1.5 [Reserved].

1.6 Elections. To the extent that any provision hereof requires (x) compliance with any financial ratio or test, including the Secured Leverage Ratio and the Consolidated Fixed Charge Coverage Ratio, (y) the absence of any Default or Event of Default (or any type of Default or Event of Default) or (z) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets as a condition to (1) the consummation of any transaction in connection with any Limited Condition Transaction or (2) the incurrence of any Debt (and any Liens related thereto) incurred to finance, or in connection with, such Limited Condition Transaction, the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower: (A) in the case of any Limited Condition Transaction, either (I) at the time of the execution of the definitive agreement with respect to the relevant acquisition or investment (the Borrower’s election to exercise the option pursuant to this clause (A)(I) in connection with such Limited Condition Transaction, an “LCT Election”) or (II) at the time of the consummation of the relevant acquisition or investment, in either case after giving effect to the acquisition and any related Debt and Liens on a Pro Forma Basis or (B) in the case of any Debt (or any Liens related thereto) incurred to finance or in connection with such Limited Condition Transaction, either (I) at the time of entry into the commitment for such Debt (provided that such election shall be required to have been made if the election under (A)(I) has been made) or (II) at the time of the incurrence of such Debt or Liens (provided that such election shall be required to have been made if the election under (A)(II) has been made), in either case after giving effect to the relevant Debt, Liens and any related acquisition on a Pro Forma Basis. For the avoidance of doubt, if the Borrower has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the date the definitive agreements for the Limited Condition Transaction are entered into (such date, the “LCT Test Date”) would have failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated Adjusted EBITDA or Consolidated Total Assets of the Borrower or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets, tests or ratios will not be deemed to have failed to have been complied with as a result of such fluctuations. If the Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any calculation of any ratio, test or basket availability with respect to the incurrence of Debt or Liens, the making of Restricted Payments, the making of any Investment, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Borrower, the prepayment, redemption, purchase, defeasance or other satisfaction of Debt, or the designation of an Unrestricted Subsidiary (each, a “Subsequent Transaction”) following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or irrevocable notice for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, for purposes of determining whether such Subsequent Transaction is permitted under this Agreement, any such ratio, test or basket shall be required to be satisfied (i) on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Debt and the use of proceeds thereof) have been consummated and (ii) assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Debt and the use of proceeds thereof) have not been consummated.

1.7 Luxembourg Terms. In this Agreement, where it relates to company incorporated under the laws of Luxembourg, a reference to:

(a) a winding-up, administration, liquidation, insolvency or dissolution includes, without limitation, bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), general settlement with creditors, reorganisation or similar laws affecting the rights of creditors generally;

(b) a receiver, administrative receiver, administrator, liquidator, compulsory manager or the like includes, without limitation, a juge délégué, commissaire, juge-commissaire, liquidateur or curateur;

(c) a guarantee means, so far as a guarantee is given by a Credit Party incorporated under the laws of Luxembourg under this Agreement, a first demand independent, autonomous and abstract guarantee, which does not, and is not intended to, constitute a suretyship (cautionnement) in the sense of articles 2011 et seq of the Luxembourg civil code; and

(d) a person being unable or admitting inability to pay its debts includes that person being in a state of cessation of payments (cessation de paiements).

1.8 Dutch Terms. In this Agreement, where it relates to a Dutch Domiciled Credit Party, or Dutch security, a reference to:

(a) a necessary action to authorize where applicable, includes without limitation:

(i) any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden); and

(ii) obtaining an unconditional positive advice (advies) from the competent works council(s) if a positive advice is required pursuant to the Dutch Works Councils Act (Wet op de ondernemingsraden);

(b) gross negligence means grove schuld;

(c) negligence means schuld;

(d) a security interest includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(e) willful misconduct means opzet;

(f) a winding-up, administration or dissolution (and any of those terms) includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(g) a moratorium includes surseance van betaling and a moratorium is declared or occurs includes surseance verleend;

(h) any step or procedure taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the Dutch Tax Collection Act (Invorderingswet 1990);

(i) an administrative receiver or receiver includes a curator and a beoogd curator or stille bewindvoerder;

(j) an administrator includes a bewindvoerder and a beoogd curator or stille bewindvoerder;

(k) an attachment includes a beslag;

(l) a merger includes a juridische fusie;

(m) a demerger includes a juridische splitsing; and

(n) financial assistance means any action or contemplated action prohibited under section 2:98(c) of the Dutch Civil Code.

1.9 Jersey Terms. In this Agreement, where it relates to a company incorporated under the laws of Jersey or a security governed by Jersey law, a reference to:

(a) a “winding up”, “administration” or “dissolution” includes, without limitation, “bankruptcy” (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954), a compromise or arrangement of the type referred to in Article 125 of the Companies (Jersey) Law 1991, any procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991, and any other similar proceedings affecting the rights of creditors generally under Jersey law, and shall be construed so as to include any equivalent or analogous proceedings;

(b) a “receiver”, “administrative receiver”, “administrator” or the like includes without limitation, the Viscount of the Royal Court of Jersey, Autorisés or any other person performing the same function of each of the foregoing; and

(c) “Security” or a “security interest” includes, without limitation, any hypothèque whether conventional, judicial or arising by operation of law and any security interest created pursuant to the Security Interests (Jersey) Law 1983 or Security Interests (Jersey) Law 2012 and any related legislation.

1.10 Swedish Terms. In this Agreement, unless the contrary intention appears, a reference to:

(a) a “composition”, “assignment” or “arrangement with any creditor” includes any write-down of debt (Ackord) following from any procedure of “företagsrekonstruktion” under the Swedish Act on Reconstruction (Lag om företagsrekonstruktion (1996:764)) or “konkurs” under the Swedish Bankruptcy Act (Konkurslag (1987:672));

(b) a “compulsory manager”, “receiver”, “liquidator” or “administrator” includes a “rekonstruktör” under the Swedish Act on Reconstruction, “konkursförvaltare” under the Swedish Bankruptcy Act, or “likvidator” under the Swedish Companies Act; and

(c) a “bankruptcy”, “winding-up” or “dissolution” includes a “likvidation” or “konkurs” under Chapter 25 of the Swedish Companies Act.

1.11 Trust Provisions. If any party to this Agreement that is incorporated in Sweden (or any other jurisdiction which does not recognize the concept of a “trust”) (the “Obligated Party”) is required to hold an amount “in trust” or “as trustee” on behalf of another party (the “Trust Beneficiary”), the Obligated Party shall hold such amount as agent for the Beneficiary and shall promptly pay or transfer the same to the Trust Beneficiary or as the Trust Beneficiary may direct.

1.12 Swiss Terms. In this Agreement, where it relates to a company incorporated in Switzerland, a reference to a winding-up, administration, liquidation, insolvency or dissolution includes, without limitation, bankruptcy proceedings (Konkurs), any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), any proceedings leading to an emergency moratorium (Notstundung), or any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub).

SECTION 2.	LOANS

2.1 Loans.

(a) Loan Commitments. Subject to the terms and conditions hereof, each Lender with a Commitment severally agrees to make, on the Closing Date, a loan or loans (each a “Loan”) to the Borrower in an amount equal to such Lender’s Commitment. The Borrower may make only one borrowing under the Commitment which shall be on the Closing Date. Any amount borrowed under this Section 2.1(a) and subsequently repaid or prepaid may not be reborrowed. All amounts owed hereunder with respect to the Loans shall be paid in full no later than the Maturity Date. Each Lender’s Commitment shall terminate immediately and without further action on the Closing Date after giving effect to the funding of such Lender’s Commitment on such date.

(b) Borrowing Mechanics for Loans.

(i) The Borrower shall deliver to the Administrative Agent a fully executed Funding Notice no later than 12:00 noon (New York City time) at least [REDACTED – Time Period] in advance of the proposed Closing Date (which shall be a Business Day). Promptly upon receipt by the Administrative Agent of such Funding Notice, the Administrative Agent shall notify each Lender of the proposed borrowing.

(ii) Each Lender shall make its Loans available to the Administrative Agent not later than 9:00 a.m. (New York City time) on the Closing Date, by wire transfer of Same Day Funds in Dollars, at the Principal Office designated by the Administrative Agent. Upon satisfaction or waiver of the conditions precedent specified herein, the Administrative Agent shall make the proceeds of Loans available to the Borrower on the Closing Date by causing an amount of Same Day Funds in Dollars equal to the proceeds of all such Loans received by the Administrative Agent from Lenders to be credited to the account of the Borrower at the Principal Office designated by the Administrative Agent or to such other account as may be designated in writing to Administrative Agent by the Borrower.

2.2 [Reserved].

2.3 [Reserved].

2.4 Pro Rata Shares; Availability of Funds.

(a) Pro Rata Shares. All Loans shall be made, and all participations purchased, by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby nor shall any Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Loan requested hereunder or purchase a participation required hereby.

(b) Availability of Funds. Unless Administrative Agent shall have been notified by any Lender prior to the Closing Date that such Lender does not intend to make available to Administrative Agent the amount of such Lender’s Loan requested on the Closing Date, the Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on the Closing Date and the Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to Borrower a corresponding amount on the Closing Date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from the Closing Date until the date such amount is paid to Administrative Agent, at the customary rate set by the Administrative Agent for the correction of errors among banks for [REDACTED – Time Period] and thereafter at the interest rate payable hereunder for the Loans. In the event that (i) Administrative Agent does not make available to Borrower a requested amount on the Closing Date until such time as all applicable Lenders have made payment to Administrative Agent, (ii) any payment by or on behalf of a Lender hereunder is not made in Same Day Funds prior to the time period specified herein and (iii) such delay causes Administrative Agent’s failure to fund to Borrower in accordance with its Funding Notice, such payment shall be deemed a non-conforming payment and such Lender shall not receive interest hereunder with respect to the requested amount of such Lender’s Loans for the period commencing with the time specified in this Agreement for receipt of payment by Borrower through and including the time of Borrower’s receipt of the requested amount. If such Lender does not pay such corresponding amount forthwith upon Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify Borrower and the Borrower shall immediately pay such corresponding amount to Administrative Agent together with interest thereon, for each day from the Closing Date until the date such amount is paid to Administrative Agent, at the interest rate payable hereunder for the Loans. Nothing in this Section 2.4(b) shall be deemed to relieve any Lender from its obligation to fulfill its Commitments hereunder or to prejudice any rights that Borrower may have against any Lender as a result of any default by such Lender hereunder.

2.5 Evidence of Debt; Register; Disqualified Persons; Lenders’ Books and Records; Notes.

(a) Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of the Borrower to such Lender, including the amounts of the Loans made by it and each repayment and prepayment in respect thereof. Any such recordation shall be conclusive and binding on the Borrower, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect the Borrower’s Obligations in respect of any applicable Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.

(b) Register. The Administrative Agent (or its agent or sub-agent appointed by it) shall maintain at its Principal Office a register for the recordation of the names and addresses of Lenders and Loans of each Lender from time to time (the “Register”). The Administrative Agent shall record, or shall cause to be recorded, in the Register the Loans, and each repayment or prepayment in respect of the principal amount of the Loans, and any such recordation shall be conclusive and binding on the Borrower and each Lender, absent manifest error; provided, that failure to make any such recordation, or any error in such recordation, shall not affect any Lender’s Loans or the Borrower’s Obligations in respect of any Loan. The Borrower hereby designates Administrative Agent to serve as the Borrower’s non-fiduciary agent solely for purposes of maintaining the Register as provided in this Section 2.5, and the Borrower hereby agrees that, to the extent Administrative Agent serves in such capacity, the Administrative Agent and its officers, directors, employees, agents, sub-agents and affiliates shall constitute “Indemnitees.”

(c) Disqualified Persons. The list of Disqualified Persons will be available to the Lenders upon request to the Administrative Agent. The parties to this Agreement hereby acknowledge and agree that the Administrative Agent shall not be deemed to be in default under this Agreement or to have any duty or responsibility or to incur any liabilities as a result of a breach of this Section 2.5(c), nor shall the Administrative Agent have any duty, responsibility or liability to monitor or enforce assignments, participations or other actions in respect of Disqualified Persons, or otherwise take (or omit to take) any action with respect thereto. The parties to this Agreement further acknowledge and agree that, notwithstanding the right of the Borrower to supplement the list of Disqualified Persons pursuant to clause (b) of the definition thereof, in no event shall any such supplement apply retroactively to disqualify any Person or Persons that have previously acquired an assignment or participation interest under this Agreement that is otherwise permitted hereunder; provided that upon the effectiveness of any such supplement, any such Person or Persons shall not be permitted to acquire additional Loans or Commitments hereunder.

(d) Notes. If so requested by any Lender by written notice to Borrower (with a copy to Administrative Agent) at least [REDACTED – Time Period] prior to the Closing Date, (or, if such notice is delivered after the Closing Date, promptly after receipt by Borrower of such notice) the Borrower shall execute and deliver to such Lender (or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.4) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after the Borrower’s receipt of such notice) a Loan Note or Loan Notes to evidence such Lender’s Loan; provided that any excise, stamp or similar tax required to be paid by the Borrower or any other Credit Party pursuant to Rule 12B-4 of the Florida Administrative Code (or any successor or replacement provision thereto) as a result of the delivery of such Loan Note shall be for the account of the Lender requesting such Loan Note.

2.6 Interest on Loans.

(a) Except as otherwise set forth herein, each Loan shall bear interest on the unpaid principal amount thereof from the date made through repayment (whether by acceleration or otherwise) thereof at a rate of (i) for the period prior to [REDACTED – Time Period], 9.50% per annum and (ii) for the period [REDACTED – Time Period], the Total Cap.

(b) All interest hereunder shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). In computing interest on any Loan, the date of the making of such Loan or the last Interest Payment Date with respect to Loan shall be included, and the date of payment of such Loan shall be excluded; provided, if a Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Loan.

(c) Except as otherwise set forth herein, interest on each Loan (i) shall accrue on a daily basis and shall be payable in arrears on each Interest Payment Date with respect to interest accrued on and to each such payment date; (ii) shall accrue on a daily basis and shall be payable in arrears upon any prepayment of that Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid; and (iii) shall accrue on a daily basis and shall be payable in arrears at maturity of the Loans, including final maturity of the Loans.

(d) For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year (or any other period that is less than a calendar year), the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 (or such other period that is less than a calendar year), as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

2.7 [Reserved].

2.8 Default Interest. During the continuance of any Specified Event of Default, the Borrower shall pay interest on past due amounts owing by it hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable laws. Accrued and unpaid interest on such amounts (including interest on past due interest) shall be due and payable upon demand.

2.9 Fees. The Borrower shall pay to the Administrative Agent such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed between the Borrower and the Administrative Agent).

2.10 Scheduled Payments. The Borrower shall repay to the Administrative Agent for the ratable account of the Lenders on the Maturity Date, the aggregate principal amount of all Loans outstanding on such date.

2.11 Voluntary Prepayments.

(a) Any time and from time to time, the Borrower may prepay any Loans on any Business Day in whole or in part upon notice substantially in the form of Exhibit J delivered no later than 1:00 p.m. (New York City time) [REDACTED – Time Period] prior to such date, with any partial prepayment being in an aggregate minimum amount of [REDACTED – Dollar Amount] and integral multiples of [REDACTED – Dollar Amount] in excess of that amount; provided that if there are any Two Year Equity Bridge Loans outstanding, such prepayment shall be applied ratably between such outstanding Two Year Equity Bridge Loans and the outstanding Loans; provided, further, that during the [REDACTED – Time Period] immediately preceding the initial stated maturity of the Two Year Equity Bridge Facility, such prepayments may be applied to such outstanding Two Year Equity Bridge Loans prior to such outstanding Loans.

(b) All such prepayments shall be made upon not less than [REDACTED – Time Period] prior written or telephonic notice given to Administrative Agent by 12:00 p.m. (New York City time) on the date required and, if given by telephone, promptly confirmed by delivery of written notice thereof to Administrative Agent, (and the Administrative Agent will promptly transmit such original notice for Loans by telefacsimile or telephone to each Lender). Upon the giving of any such notice, the principal amount of the Loans specified in such notice shall become due and payable on the prepayment date specified therein; provided, that such prepayment obligation may be conditioned on the occurrence of any subsequent event (including a Change of Control, refinancing transaction or Asset Acquisition or other Investment). Voluntary prepayments permitted hereunder shall be applied to the remaining scheduled installments of principal thereof pursuant to Section 2.10 in a manner determined at the sole discretion of the Borrower and specified in the notice of prepayment. In the event that the Borrower does not specify the order in which to apply prepayments to reduce scheduled installments of principal, the Borrower shall be deemed to have elected that such prepayment be applied to reduce the scheduled installments of principal in direct order of maturity.

(c) Upon a failure by the Borrower to issue any Refinancing Securities required to be issued by the Designated Lead Arrangers in accordance with Section 5.12, the outstanding Loans shall be subject to the optional redemption terms and call protection provisions applicable to the Exchange Notes.

2.12 Mandatory Prepayments.

(a) Asset Sales; Casualty Events; Debt. The Borrower shall apply all Net Cash Proceeds to prepay Loans:

(i) within [REDACTED – Time Period] following actual receipt of the Net Cash Proceeds from an Asset Sale or the Net Cash Proceeds from a Casualty Event (unless, in the case of a Casualty Event, the Borrower shall have delivered a Reinvestment Notice on or prior to such [REDACTED – Time Period]); provided that notwithstanding the foregoing, (A) [reserved]; (B) the Borrower shall only be required to make a mandatory prepayment with the Net Cash Proceeds of any Asset Sale or Casualty Event pursuant to this Section 2.12(a)(i) if the aggregate Net Cash Proceeds in any Fiscal Year in respect of all Asset Sales or all Casualty Events, respectively, exceeds [REDACTED – Dollar Amount]; and (C) to the extent such aggregate Net Cash Proceeds do not exceed [REDACTED – Dollar Amount] in any Fiscal Year, then the Borrower and its Restricted Subsidiaries shall be entitled to retain any such Net Cash Proceeds, with no prepayment obligation, and use such Net Cash Proceeds for any purposes not prohibited under this Agreement, in which case the Borrower shall have reinvested such Net Cash Proceeds within [REDACTED – Time Period]of the date of such Reinvestment Notice and if the Borrower shall fail to do so, such Net Cash Proceeds shall become subject to this Section 2.12(a);

(ii) within [REDACTED – Time Period]following receipt of Net Cash Proceeds from the incurrence, issuance or sale by the Borrower or any Restricted Subsidiary of any Debt (other than Excluded Debt); and

(iii) within [REDACTED – Time Period] following receipt of Net Cash Proceeds from the issuance or sale by the Borrower or any Restricted Subsidiary of any Capital Interests;

provided, that (x) the Borrower may, to the extent required by the Senior Secured Credit Agreement, apply such Net Cash Proceeds of any transactions referred to in this clause (a) to prepay, repay or repurchase Debt outstanding under the Senior Secured Credit Agreement, prior to the application of such remaining Net Cash Proceeds to prepay Loans hereunder and (y) if there are any Two Year Equity Bridge Loans outstanding, any Net Cash Proceeds of any transaction referred to in this clause (a) shall be applied ratably between such outstanding Two Year Equity Bridge Loans and the outstanding Loans; provided, that during the [REDACTED – Time Period] immediately preceding the initial stated maturity of the Two Year Equity Bridge Facility, such Net Cash Proceeds may be applied to such outstanding Two Year Equity Bridge Loans prior to such outstanding Loans.

(b) [Reserved].

(c) [Reserved].

(d) [Reserved].

(e) [Reserved].

(f) [Reserved].

(g) Other Foreign Entities. Notwithstanding the foregoing, to the extent that any Net Cash Proceeds in respect of any Asset Sale or Casualty Event that is required to be applied to prepay the Loans pursuant to Sections 2.12(a)(i), (i) would be prohibited or restricted under applicable local law (including, without limitation, as a result of laws or regulations relating to financial assistance, corporate benefit, restrictions on upstreaming of cash intragroup and fiduciary and statutory duties of directors of relevant subsidiaries) (provided that the Borrower and its Restricted Subsidiaries shall take all commercially reasonable actions available under local law to permit such repatriation) or (ii) would result in material adverse tax consequences as determined in good faith by the Borrower (which shall be conclusively evidenced by a certificate of the Borrower) in consultation with the Administrative Agent (including, without limitation, as a result of any withholding tax), then in each case, the Borrower shall not be required to prepay such amounts (the “Excluded Amounts”) as required under Sections 2.12(a)(i) (any such limitation, a “Repatriation Limitation”). The non-application of the Excluded Amounts as a consequence of any Repatriation Limitation will not constitute an Event of Default hereunder. Excluded Amounts shall not be deemed to be Net Cash Proceeds, regardless of whether the Repatriation Limitation ceases to apply after such initial determination.

(h) [Reserved].

(i) Prepayment Certificate. Concurrently with any prepayment of the Loans pursuant to Section 2.12(a), the Borrower shall deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the calculation of the amount of the applicable Net Cash Proceeds. In the event that Borrower shall subsequently determine that the actual amount of Net Cash Proceeds received exceeded the amount set forth in such certificate, the Borrower shall promptly make an additional prepayment of the Loans in an amount equal to such excess in accordance with Section 2.12(a), and the Borrower shall concurrently therewith deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the derivation of such excess.

2.13 General Provisions Regarding Payments.

(a) All payments by the Borrower of principal, interest, fees and other Obligations shall be made in Dollars in Same Day Funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to Administrative Agent not later than, 12:00 p.m. (New York City time) on the date due at the Principal Office of the Administrative Agent for the account of Lenders; for purposes of computing interest and fees, funds received by the Administrative Agent after that time on such due date shall be deemed to have been paid by Borrower on the next succeeding Business Day.

(b) All payments in respect of the principal amount of any Loan shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid, and all such payments (and, in any event, any payments in respect of any Loan on a date when interest is due and payable with respect to such Loan) shall be applied to the payment of interest then due and payable before application to principal.

(c) The Administrative Agent (or its agent or sub-agent appointed by it) shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender’s applicable share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including all fees payable with respect thereto, to the extent received by the Administrative Agent.

(d) Whenever any payment to be made hereunder with respect to any Loan shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day.

(e) The Administrative Agent shall deem any payment by or on behalf of Borrower hereunder that is not made in Same Day Funds prior to 12:00 p.m. (New York City time) for any payments in Dollars to be a non-conforming payment. Any such payment shall not be deemed to have been received by the Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day. The Administrative Agent shall give prompt telephonic notice to the Borrower and each applicable Lender (confirmed in writing) if any payment is non-conforming. Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the rate determined pursuant to Section 2.6 from the date such amount was due and payable until the date such amount is paid in full.

2.14 Ratable Sharing. Lenders hereby agree among themselves that, except as otherwise expressly provided in this Agreement, if any of them shall, whether by voluntary or mandatory payment (other than a voluntary or mandatory prepayment of Loans made and applied in accordance with the terms hereof), through the exercise of any right of set-off or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under the Code, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect of fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of the Borrower or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. The Borrower expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker’s lien, consolidation, set-off or counterclaim with respect to any and all monies owing by the Borrower to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder. The provisions of this Section 2.14 shall not be construed to apply to (a) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (b) any payment obtained by any Lender as consideration for the assignment or sale of a participation in any of its Loans or other Obligations owed to it.

2.15 [Reserved].

2.16 Increased Costs; Capital Adequacy.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender ;

(ii) subject the Administrative Agent or any Lender to any Taxes (other than Indemnified Taxes, Excluded Taxes or Other Taxes) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii) impose on any Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or otherwise), then the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) If any Lender determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans made by such Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy or liquidity), then from time to time the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered. Notwithstanding any other provision herein, no Lender shall demand compensation pursuant to this Section 2.16(b) as a result of a Change in Law resulting from Basel III or the Dodd-Frank Wall Street Reform and Consumer Protection Act if it shall not at the time be the general policy or practice of such Lender to demand such compensation from similarly situated borrowers (to the extent that, with respect to such Change in Law, such Lender has the right to do so under its credit facilities with similarly situated borrowers).

(c) A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section 2.16 shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within [REDACTED – Time Period] after receipt thereof.

(d) Promptly after any Lender has determined that it will make a request for increased compensation pursuant to this Section 2.16, such Lender shall notify the Borrower. Failure or delay on the part of any Lender to demand compensation pursuant to this Section 2.16 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section 2.16 for any increased costs or reductions incurred more than [REDACTED – Time Period] prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided, further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the [REDACTED – Time Period] period referred to above shall be extended to include the period of retroactive effect thereof.

2.17 Taxes; Withholding, Etc.

(a) Payments to Be Free and Clear. All sums payable by or on behalf of any Credit Party hereunder and under the other Credit Documents to or for the benefit of the Administrative Agent or any Lender shall (except to the extent required by applicable law) be paid free and clear of, and without any deduction or withholding on account of, any Tax.

(b) Withholding of Taxes. If any Credit Party, other applicable withholding agent or Administrative Agent is required by applicable law or the administrative practice of any Governmental Authority to make any deduction or withholding on account of any Tax from any sum paid or payable by any Credit Party under any of the Credit Documents to or for the benefit of the Administrative Agent or any Lender: (i) the Borrower shall notify Administrative Agent of any such requirement or any change in any such requirement as soon as it becomes aware of it; (ii) the applicable Credit Party shall pay, or cause to be paid, any such Tax before the date on which penalties attach thereto, if the liability to pay is imposed on any Credit Party; (iii) if the Tax is an Indemnified Tax or Other Tax, the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of the deduction, withholding or payment for Indemnified Taxes or Other Taxes (including any deduction, withholding or payment applicable to additional sums payable under this Section 2.17), the Administrative Agent or the applicable Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment for Indemnified Taxes or Other Taxes been required or made; and (iv) as soon as practicable after the due date of payment of any Tax which it is required by clause (ii) above to pay, the applicable Credit Party shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence satisfactory to the Administrative Agent of such deduction, withholding or payment and of the remittance thereof to the relevant Governmental Authority.

(c) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver, to the extent it is legally entitled to do so, to the Borrower and the Administrative Agent, at the time or times reasonably requested in writing by the Borrower or the Administrative Agent, such properly completed and executed documentation that is required by applicable law or the administrative practice of any Governmental Authority and that is reasonably requested in writing by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested in writing by the Borrower or the Administrative Agent, shall, to the extent it is legally entitled to do so, deliver such other documentation prescribed by applicable law and reasonably requested in writing by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

(d) The Borrower shall timely pay all Other Taxes to the relevant Governmental Authorities in accordance with applicable law, or at the option of the Administrative Agent, timely reimburse it for such Other Taxes. The Borrower shall deliver to Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Administrative Agent in respect of any Other Taxes payable hereunder as soon as practicable after payment of such Other Taxes.

(e) Each Credit Party shall indemnify the Administrative Agent and any Lender within [REDACTED – Time Period] after written demand therefor, for the full amount of Indemnified Taxes imposed on or with respect to any payment made by or on account of an obligation of such Credit Party under any Credit Document and Other Taxes that arise from payments made hereunder by such Credit Party or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any Credit Document relating to such Credit Party (including any such Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.17) paid by the Administrative Agent or Lender or any of their respective Affiliates or required to be withheld or deducted from a payment to such Person, and for any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to such Credit Party shall be conclusive absent manifest error.

(f) If any party determines, in its sole discretion exercised in good faith, that it has received a refund, from the authority imposing the Tax, of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all reasonable and documented out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party as soon as reasonably practicable the amount paid over pursuant to this paragraph (f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (f) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person, or to arrange its affairs in any particular manner.

(g) If a payment made to a Lender under any Credit Document would be subject to Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of

FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (g), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h) Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

2.18 Mitigation Obligations; Replacement of a Lender.

(a) If any Lender requests compensation under Section 2.16, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans made hereunder or assign its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.16 or 2.17, as applicable, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any respect. The Borrower hereby agrees to pay all reasonable and documented out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If any Lender requests compensation under Section 2.16, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, either (i) so long as no Default or Event of Default has occurred and is continuing, prepay such Lender’s outstanding Loans hereunder in full on a non-pro rata basis without premium or penalty or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.4), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (A) in the case of clause (ii) above, the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (B) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.16 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. No action by or consent of the replaced Lender shall be necessary in connection with such removal or assignment, in the case of clause (ii) above, which shall be immediately and automatically effective upon payment of such purchase price. In connection with any such assignment, the Borrower, the Administrative Agent, such replaced Lender and the replacement Lender shall otherwise comply with Section 10.4; provided that if such replaced Lender does not comply with Section 10.4 within [REDACTED – Time Period] after the Borrower’s request, compliance with Section 10.4 shall not be required to effect such assignment.

(c) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which, pursuant to the terms of Section 10.8, requires the consent of all of the Lenders affected or all Lenders and with respect to which the Requisite Lenders shall have granted their consent, then the Borrower shall have the right (unless such Non-Consenting Lender grants such consent) at its sole expense, to either (i) so long as no Default or Event of Default has occurred and is continuing, prepay such Lender’s outstanding Loans hereunder in full on a non-pro rata basis without premium or penalty (including with respect to the processing and recordation fee referred to in Section 10.4(b)(ii)(C)) or (ii) replace such Non-Consenting Lender by deeming such Non-Consenting Lender to have assigned its Loans and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent; provided that (A) all Obligations of the Borrower owing to such Non-Consenting Lender (including accrued fees and any amounts due under Section 2.11(a), Section 2.16 or Section 2.17) being removed or replaced shall be paid in full to such Non-Consenting Lender concurrently with such removal or assignment and (B) in the case of clause (ii) above, the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. No action by or consent of the Non-Consenting Lender shall be necessary in connection with such removal or assignment, in the case of clause (ii) above, which shall be immediately and automatically effective upon payment of such purchase price. In connection with any such assignment, the Borrower, the Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 10.4; provided that if such Non-Consenting Lender does not comply with Section 10.4 within [REDACTED – Time Period] after the Borrower’s request, compliance with Section 10.4 shall not be required to effect such assignment.

SECTION 3.	CONDITIONS PRECEDENT

3.1 Closing Date. The obligation of each Lender to make Credit Extensions on the Closing Date shall not become effective until the date on which each of the following conditions is satisfied (or waived), in each case, as determined by each Arranger:

(a) Credit Documents. The Administrative Agent shall have received (i) this Agreement, the Acquisition Agreement, each Fee Letter and the Intra-Group Subordination Agreement, in each case, duly executed and delivered by an Authorized Officer of each Credit Party that is a party thereto and (ii) for the account of each Lender that has requested the same at least three (3) Business Days prior to the Closing Date, a Loan Note executed and delivered by an Authorized Officer of the Borrower.

(b) Funding Notice. Prior to the Closing Date, the Administrative Agent shall have received a Funding Notice meeting the requirements of Section 2.1.

(c) Transactions. The following transactions shall have been consummated or, substantially simultaneously with the initial Credit Extensions on the Closing Date, shall be consummated:

(i) the Acquisition, in accordance with the Acquisition Agreement, and no provision (other than with respect to amendments to permit an acquisition vehicle to acquire the Target) of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified (including any consent thereunder) in a manner material and adverse to the Lenders without the consent of the Arrangers (such consent not to be unreasonably withheld, delayed or conditioned); provided, that (x) any increase in the purchase price shall not be deemed to be materially adverse to the Lenders or the Arrangers if it is solely funded by equity or internally-generated cash of the Borrower, and (y) any decrease in the purchase price of less than [REDACTED – Percentage] shall be deemed not materially adverse to the Lenders or the Arrangers provided that such reduction of the purchase price is allocated first, to a reduction in the amounts to be funded under the 9.50% Senior Notes until the aggregate principal amount thereof is [REDACTED – Dollar Amount] and second, to a reduction in the amounts to be funded under the Initial Term Loan Commitment (as defined in the Senior Secured Credit Agreement);

(ii) the issuance and sale of the 9.50% Senior Notes;

(iii) the making of the Two Year Equity Bridge Loans;

(iv) the Equity Offering;

(v) the making of the Senior Secured Loans;

(vi) the payment of the Cash Consideration; and

(vii) the Refinancing.

(d) Financial Statements. (i) The Arrangers shall have received (1) IFRS audited consolidated balance sheets and related statements of income and comprehensive income, changes in stockholders’ equity and cash flows of the Borrower for the most recent Fiscal Year ended at least [REDACTED – Time Period] prior to the Closing Date, (2) consolidated balance sheets and related statements of income and comprehensive income, changes in equity and cash flows of the Borrower for each subsequent fiscal quarter (other than the fourth fiscal quarter) ended at least [REDACTED – Time Period] before the Closing Date and (3) a pro forma consolidated balance sheet of the Borrower as of the end of the most recent fiscal quarter ended at least [REDACTED – Time Period] prior to the Closing Date and a pro forma statement of operations of the Borrower (in each case, after giving effect to the Transactions, the other transactions related thereto and such other adjustments as are reflected in the agreed financial model and prepared in accordance with applicable disclosure requirements) for (A) the most recent Fiscal Year and (B) the most recent fiscal quarter ended at least [REDACTED – Time Period] prior to the Closing Date ending on the date of such balance sheet.

(ii) In addition, the Arrangers shall have received: (1) the consolidated financial statements of the Target, prepared in accordance with IFRS, which shall be comprised of (A) a consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows audited in respect of the Target’s fiscal year ended December 31, 2014 and audited or reviewed in respect of the Target’s fiscal year ended December 31, 2013, and (B) an audited consolidated statement of financial position or balance sheet as at December 31, 2014 and an audited or reviewed consolidated statement of financial position or balance sheet December 31, 2013; and (2) unaudited consolidated interim financial statements of the Target, prepared in accordance with IFRS, which shall be comprised of (A) a consolidated statement of comprehensive income, a consolidated statement of changes in equity and a consolidated statement of cash flows for the most recently completed interim period following December 31,

2014 (i.e., the period commencing on January 1, 2015 and ending nine, six or three months before December 31, 2015) ended at least [REDACTED – Time Period] prior to the Closing Date and the comparable interim period in the preceding fiscal year and (B) a consolidated statement of financial position or balance sheet as at the last day of the most recently completed interim period following December 31, 2014 that ended at least [REDACTED – Time Period] prior to the Closing Date and as at the last day of the comparable interim period in the preceding fiscal year (which shall have been reviewed by the independent auditors for the Target under customarily applicable standards).

(e) Fees. All accrued and reasonable costs, fees and expenses (including legal fees and expenses and the fees and expenses of any other advisors) and other compensation due and payable to the Administrative Agent, the Arrangers and the Lenders shall have been paid to the extent due and payable and to the extent invoiced a reasonable period of time prior to the Closing Date.

(f) Solvency Certificate. The Administrative Agent shall have received the Solvency Certificate duly executed by a Financial Officer of the Borrower.

(g) Closing Deliverables. The Administrative Agent shall have received a certificate of an Authorized Officer of each Credit Party listed on the signature pages hereto dated the Closing Date and certifying:

(i) that attached thereto is a true and complete copy of the Organizational Documents of such Credit Party, (1) in the case of a corporation or limited liability company, certified as of a recent date by the Secretary of State (or other similar official of the applicable Governmental Authority where such certification is available) of the jurisdiction of its organization or (2) otherwise certified by the company secretary or assistant company secretary or a director of such Credit Party or another Person duly authorized by the constituent documents of such Credit Party, in each case with a certification that such governing document has not been amended since the date of the last amendment disclosed pursuant to this subclause (g)(i);

(ii) that attached thereto is a certificate as to the good standing (or equivalent document to the extent such concept or a similar concept exists under the laws of such jurisdiction) of such Credit Party as of a recent date from the Secretary of State (or other similar official of the jurisdiction of its organization, to the extent readily available in the relevant jurisdiction);

(iii) that attached thereto, for each Luxembourg Domiciled Credit Party, is an up-to-date copy of an extract from the Luxembourg Trade and Companies Register;

(iv) for each Luxembourg Domiciled Credit Party, that it is not in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de crédit), and no application has been made by that Luxembourg Domiciled Credit Party or, by any other entitled person for the appointment of a commissaire, juge-commissaire, liquidateur, curateur or similar officer pursuant to any insolvency or similar proceedings; and that no petition for the opening of such proceedings has been presented by that Luxembourg Domiciled Credit Party or by any other person entitled to do so;

(v) that attached thereto, for each Jersey Domiciled Credit Party, is the consent of the Jersey Financial Services Commission pursuant to the Control of Borrowing (Jersey) Order 1958 to issues shares in respect of such Jersey Domiciled Credit Party;

(vi) that attached thereto is a true and complete copy of resolutions and/or minutes duly adopted by the Board of Directors and/or, as applicable (in the case of a unanimous shareholder declaration), the shareholder(s), of such Credit Party authorizing (A) the Transactions and the execution, delivery and performance of the Credit Documents to which it is a party or any other document delivered in connection herewith and that such resolutions and/or minutes have not been modified, rescinded or amended and are in full force and effect and (B) a named Person or persons to sign such Credit Documents and any documents to be delivered by such Credit Party pursuant thereto;

(vii) that in the case of a Credit Party incorporated in England and Wales, a copy of a resolution signed by all the holders of the issued shares in such Credit Party, approving the terms of, and the transactions contemplated by, the Credit Documents to which such Credit Party is a party;

(viii) as to the incumbency and specimen signature of each Authorized Officer executing the Credit Documents or any other document delivered in connection herewith on behalf of such Credit Party;

(ix) that the borrowing or guaranteeing (as applicable) of the Senior Secured Loans would not breach any borrowing or guarantee limit binding on it; and

(x) that the copies of the conditions precedent documents provided by it are correct, complete and in full force and effect and have not been amended or superseded as at a date no earlier than the date of this Agreement.

(h) Legal Opinions. The Arrangers shall have received:

(i) a customary legal opinion of Sullivan & Cromwell LLP, New York counsel to the Borrower;

(ii) a customary legal opinion of Fasken Martineau LLP, Canadian counsel to the Borrower;

(iii) a customary legal opinion of Appleby Global, Jersey counsel to the Borrower;

(iv) a customary legal opinion of AMMC Law S.A., Luxembourg counsel to the Borrower; and

(v) a customary legal opinion of Allen & Overy LLP, English counsel to the Arrangers, Agents and Lenders;

(i) Know Your Customer and Other Required Information. The Administrative Agent shall have received, no later than [REDACTED – Time Period] prior to the Closing Date, all documentation and other information about the Credit Parties that is required by bank regulatory authorities under applicable “know your customer,” anti-terrorist financing, government sanction and anti-money laundering rules, guidelines, orders and regulations including the U.S.A. PATRIOT Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “AML Legislation”) to the extent reasonable and customary and requested in writing by the Administrative Agent and the Arrangers at least [REDACTED – Time Period] prior to the Closing Date.

(j) Officer’s Certificate as to Certain Representations, Warranties and Undertakings. The Administrative Agent shall have received a closing certificate, signed by a Responsible Officer of the Borrower, dated the Closing Date, certifying that:

(i) the Acquisition Agreement contains all the material terms of the Acquisition;

(ii) no Major Event of Default is continuing or would result from the proposed utilization;

(iii) all the Major Undertakings have been complied with;

(iv) all the Major Representations are true in all material respects or, in the case of a relevant Major Representation that is already qualified by materiality, are true;

(v) the proceeds of the Loans together with cash on hand, the proceeds of the 9.50% Senior Notes, the proceeds of the Two Year Equity Bridge Loans, the proceeds of the Equity Offering and the proceeds of the Senior Secured Loans, the Borrower will have sufficient funds necessary to satisfy and pay for the cash component of the Acquisition to acquire all of the Target shares pursuant to the Acquisition Agreement, effect the Refinancing and to pay all Transaction Costs; and

(vi) none of the corporate authorizations referred to in Section 3.1(g)(vi) have been amended, revoked, superseded or invalidated as at the Closing Date.

(k) Additional Deliverables. The Lenders shall have received:

(i) the following due diligence reports and related signed non-reliance letters:

(a) the financial due diligence report prepared by Ernst & Young LLP;

(b) the legal due diligence reports prepared by Sullivan & Cromwell LLP and Simmons & Simmons LLP; and

(c) the industry due diligence report prepared by L.E.K. Consulting,

in each case, in form and substance satisfactory to the Administrative Agent and provided on a non-reliance basis to the Lenders subject to the conditions set forth in the applicable non-reliance letter.

(ii) for each Credit Party that is incorporated in England and Wales, evidence that such Credit Party has done all that is necessary to comply with sections 677 to 683 of the Companies Act 2006 in order to enable such Credit Party to enter into the Credit Documents and perform its obligations under the Credit Documents.

(iii) a copy of the following, in each case in a form and substance reasonably satisfactory to the Administrative Agent:

(a) the base case model relating to the Borrower and its subsidiaries pro forma the Acquisition;

(b) a funds flow statement, which shall be deemed satisfactory to such Administrative Agent in the event it matches the funds flow structure contemplated by the Commitment Letter and any attachments thereto in all material respects;

(c) a group structure chart reflecting the Borrower and its subsidiaries post-Acquisition;

(d) a letter from the Authorized Agent, in form and substance satisfactory to the Administrative Agent, addressing such matters as contemplated by Section 10.15(c)(i);

(e) a tax and structure memorandum prepared by Ernst & Young LLP.

For purposes of determining whether the conditions specified in this Section 3.1 have been satisfied, by releasing its signature page hereto, the Administrative Agent and each Lender shall be deemed to have consented to, approved or accepted or waived, or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to the Administrative Agent or such Lender, as the case may be.

SECTION 4.	REPRESENTATIONS AND WARRANTIES

In order to induce the Administrative Agent and the Lenders to enter into this Agreement and to make each Credit Extension to be made thereby, the Borrower, with respect to itself and each of its Restricted Subsidiaries, represents and warrants (other than on the Closing Date, with respect to Section 4.6) to the Administrative Agent and the Lenders that the following statements are true and correct:

4.1 Organization; Powers. Each of the Borrower and its Restricted Subsidiaries (a) is a limited liability company, corporation or partnership duly organized (or incorporated, as applicable) and validly existing under the laws of the jurisdiction of its organization (or incorporation, as applicable), (b) is in good standing (or, if applicable in a foreign jurisdiction, enjoys the equivalent status to the extent such equivalent status exists under the laws of any foreign jurisdiction of organization) under the laws of its jurisdiction of organization and has all requisite power and authority to own its property and assets and to carry on its business as now conducted, (c) is qualified to do business in each jurisdiction where such qualification is required and (d) has the power and authority to execute, deliver and perform its obligations under each of the Credit Documents to which it is a party and, in the case of the Borrower, to borrow and otherwise obtain credit hereunder; except in each case referred to in clauses (b) (other than with respect to the Borrower to the extent existing under the laws of Canada or a province thereof) and (c) where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.2 Authorization. The execution, delivery and performance by each of the Credit Parties of each of the Credit Documents to which it is a party and the borrowings hereunder (a) have been duly authorized by all corporate, stockholder or limited liability company or partnership or organizational action required to be obtained by such Credit Party and (b) will not (A) violate (i) any provision of applicable law, statute, rule or regulation, (ii) any provision of the certificate or articles of incorporation, articles of association or other constitutive documents or by-laws of such Credit Party, (iii) any applicable order of any court or any rule, regulation or order of any Governmental Authority that has jurisdiction over such Credit Party or (iv) any provision of any indenture, certificate of designation for preferred stock, agreement or other instrument to which such Credit Party is a party or by which any of them or any of their property is or may be bound or (B) be in conflict with, result in a breach of or constitute a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) under any such indenture, certificate of designation for preferred stock, agreement or other instrument, where any such conflict, violation, breach or default referred to in clause (b)(A)(i) or (iv) or (b)(B), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3 Enforceability. The Credit Documents have been duly executed and delivered by each Credit Party that is a party thereto and constitute the legal, valid and binding obligations of such Credit Party and are enforceable against each such Credit Party in accordance with their respective terms, subject to (a) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (c) implied covenants of good faith and fair dealing.

4.4 Governmental Approvals; Third-Party Consents. No action, consent or approval of, registration or filing with or any other action by any Governmental Authority or third party is or will be required in connection with the Transactions or the exercise by the Administrative Agent or any Lender of its rights under the Credit Documents, except for (a) such as have been made or obtained and are in full force and effect, (b) such other actions, consents and approvals with respect to which the failure to be obtained or made would not reasonably be expected to have a Material Adverse Effect, in respect of any U.K. Domiciled Credit Party, registrations at the Companies House in England and (d) filings or other actions listed on Schedule 4.4.

4.5 Financial Statements. The financial statements referenced in Section 3.1(d)(i), together with the unqualified auditor’s reports thereon in the case of annual audited financial statements referred to therein, fairly present in all material respects the consolidated financial condition of Borrower as of the date thereof and its financial performance and cash flows for the periods covered thereby in accordance with IFRS, except as otherwise expressly noted therein. The pro forma financial statements referenced in Section 3.1(d)(ii) have been properly computed and presented based on reasonable assumptions and appropriate adjustments to give effect to the Transactions.

4.6 No Material Adverse Effect. Since December 31, 2014, there has been no event, development or circumstance that has had a Material Adverse Effect.

4.7 Title to Properties. Each of the Borrower and the Restricted Subsidiaries has valid fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its owned or leased material real properties and has good, valid and marketable title to its personal property and assets, except where the failure to have such title, interests or easements would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such properties and assets fee-owned (or in jurisdictions where no fee-owned concept is applicable, owned) by any Credit Party, are free and clear of Liens, other than (i) Liens and encumbrances permitted by Section 6.2, and (ii) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries.

4.8 Capital Interests and Ownership of Subsidiaries.

(a) Schedule 4.8 sets forth as of the Closing Date the name and jurisdiction of incorporation, formation or organization of each Subsidiary of the Borrower and, as to each such Subsidiary, the percentage of each class of Capital Interests owned by the Borrower or any such Subsidiary.

(b) As of the Closing Date, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Capital Interests of any of its Restricted Subsidiaries.

4.9 Litigation; Compliance with Laws.

(a) As of the Closing Date, except as set forth on Schedule 4.9, there are no actions, suits or proceedings at law or in equity or, to the knowledge of the Borrower, investigations by or on behalf of any Governmental Authority or in arbitration now pending, or, to the knowledge of the Borrower, threatened in writing against the Borrower or its Restricted Subsidiaries: (i) that involve any Credit Document or (ii) as to which an adverse determination is reasonably probable and which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) None of the Borrower or its Restricted Subsidiaries or their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any law, rule or regulation, or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.10 Federal Reserve Regulations.

(a) None of the Borrower or any of its Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b) No part of the proceeds of any Loan will be used by the Credit Parties, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board of Governors, including Regulation U or Regulation X.

4.11 Investment Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

4.12 Use of Proceeds. The Borrower shall use the proceeds of the Loans made on the Closing Date (x) to pay, directly or indirectly, the consideration for the Acquisition, (y) to finance the Refinancing and (z) to fund the Transaction Costs.

4.13 Tax Returns. Except as would not reasonably be expected to have a Material Adverse Effect, each of the Borrower and its Restricted Subsidiaries (i) has timely filed or caused to be timely filed (after giving effect to all extensions) all Tax returns required to have been filed by it and each such Tax return is true and correct in all material respects and (ii) has timely paid or caused to be timely paid all Taxes shown thereon to be due and payable by it and all other Taxes or assessments, except Taxes or assessments that are being contested in good faith by appropriate proceedings in accordance with Section 5.3 and for which the Borrower or its Restricted Subsidiaries (as the case may be) has set aside on its books adequate reserves in accordance with IFRS.

4.14 No Material Misstatements.

(a) All written information (other than the Projections, estimates, forecasts, forward looking information and information of a general economic nature or general industry nature) (the “Information”) concerning the Borrower or any of its Restricted Subsidiaries (but as of the Closing Date, only to the knowledge of the Borrower with respect to any Restricted Subsidiary that was not a Subsidiary of the Borrower prior to the Closing Date) or the Transactions (but only to the knowledge of the Borrower for all Information as it relates to the Target) and otherwise furnished by or on behalf of the foregoing or their representatives and made available to any Lender or the Administrative Agent in connection with the Transactions for use in evaluating the Transactions or the other transactions contemplated hereby, when taken as a whole, was true and correct in all material respects as of the date such Information was furnished to the Lenders and as of the Closing Date and did not, taken as a whole, contain any untrue statement of a material fact as of any such date or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in any material respect in light of the circumstances under which such statements were made (after giving effect to all supplements and updates thereto delivered to the Arrangers prior to such time).

(b) The Projections, estimates, forecasts and forward-looking information (other than information of a general economic nature or general industry nature) furnished by or on behalf of the Borrower or its Restricted Subsidiaries and furnished to the Administrative Agent or Lenders have been prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time made and at the time such Projections were furnished (it being understood that actual results may vary materially from the Projections) and as of the Closing Date.

4.15 Employee Benefit Plans.

(a) (i) The Borrower and each of its subsidiaries are in compliance with all applicable provisions and requirements of all applicable laws, rules and regulations with respect to each Employee Benefit Plan, and have performed all their obligations under each Employee Benefit Plan, (ii) each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service indicating that such Employee Benefit Plan is so qualified and, to the knowledge of the Borrower, nothing has occurred subsequent to the issuance of such determination letter which could cause such Employee Benefit Plan to lose its qualified status, (iii) no liability to the PBGC (other than required premium payments), the Internal Revenue Service, any Employee Benefit Plan or any trust established under Title IV of ERISA has been or is expected to be incurred by the Borrower, any of its subsidiaries or any of their ERISA Affiliates, (iv) no ERISA Event has occurred or, to the knowledge of the Borrower, is reasonably expected to occur, (v) the Borrower, each of its subsidiaries and each of their ERISA Affiliates have complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and are not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan and (vi) all contributions required to be made under any Canadian Pension Plan have been timely made; in each case, except as would not reasonably be expected to result, in the aggregate, in a Material Adverse Effect.

(b) As at the Closing Date, none of the Borrower or any of its subsidiaries sponsors, administers, contributes to, participates in or has any liability in respect of any Canadian Pension Plan.

4.16 Environmental Matters. Except as set forth on Schedule 4.16, neither the Borrower nor any of its Restricted Subsidiaries is subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Neither the Borrower nor any of its subsidiaries has received any letter or request for information under Section 104 of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9604) or any comparable state law that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. There are and, to each of the Borrower’s and its subsidiaries’ knowledge, have been, no conditions, occurrences, or Hazardous Materials Activities which could reasonably be expected to form the basis of an Environmental Claim against Borrower or any of its subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, neither the Borrower nor any of its subsidiaries has filed any notice under any Environmental Law indicating past or present treatment of Hazardous Materials at any facility, and none of the Borrower’s or any of its Restricted Subsidiaries’ operations involves the treatment, storage or disposal (“TSD”) of hazardous waste, such as could subject it to regulation as a TSD facility as defined under 40 C.F.R. Parts 260-270 or any state equivalent. Both the Borrower and the Restricted Subsidiaries are, and for the past [REDACTED – Time Period], have been, in compliance in all material respects with all Environmental Laws, and future compliance with all requirements pursuant to or under Environmental Laws would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Borrower and each of its Subsidiaries, no event or condition has occurred or is occurring with respect to the Borrower or any of its subsidiaries relating to any Environmental Law, any Release of Hazardous Materials, or any Hazardous Materials Activity which individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect.

4.17 [Reserved].

4.18 Insurance. Schedule 4.18 sets forth a true, complete and correct description of all material casualty and liability insurance maintained by the Borrower and its subsidiaries as of the Closing Date. The Borrower and its Restricted Subsidiaries (after giving effect to all self-insurance) have insurance in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses of the same size and character as the business of the Borrower or the Restricted Subsidiary, as applicable, and, to the extent relevant, owning similar properties in localities where such Person operates.

4.19 Solvency. On the Closing Date, after giving effect to the consummation of the Transactions, including the making of the Loans hereunder, the issuance and sale of the 9.50% Senior Notes and the making of the Two Year Equity Bridge Loans and the Senior Secured Loans and after giving effect to the application of the proceeds of such Debt under such Transactions:

(a) the amount of the fair saleable value of the assets of the Borrower on a going concern basis exceeds the value of all liabilities of the Borrower, including contingent and other liabilities, as generally determined in accordance with applicable United States federal laws governing determinations of the insolvency of debtors;

(b) the amount of the fair saleable value of the assets of the Borrower on a going concern basis exceeds the amount that will be required to pay the probable liabilities of the Borrower on its existing debts (including contingent liabilities) as such debts become absolute and matured;

(c) the Borrower does not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and

(d) the Borrower will be able to pay its liabilities, including contingent and other liabilities, as they mature.

For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that could reasonably be expected to become an actual and matured liability.

4.20 Acquisition Agreement. As of the Closing Date, the Acquisition Agreement is in full force and effect in accordance with the terms thereof.

4.21 Intellectual Property. Except as set forth on Schedule 4.21 or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) to the knowledge of the Borrower, none of the Borrower or its Restricted Subsidiaries, nor the operation of their respective businesses, is infringing, misappropriating or otherwise violating any Intellectual Property of any Person, (b) neither the Borrower nor any of its Restricted Subsidiaries has received any written notice that any claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrower, threatened and (c) to the knowledge of the Borrower, no Person has infringed, misappropriated or violated any Intellectual Property owned by the Borrower or any of its Restricted Subsidiaries.

4.22 Anti-Terrorism Laws.

(a) No Credit Party is in material violation of any applicable law relating to Sanctions, terrorism or money laundering (“Anti-Terrorism Laws”), including, without limitation, Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), the U.S.A. Patriot Act, the laws and regulations administered by OFAC, the Trading with the Enemy Act (12 U.S.C. §95), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the International Emergency Economic Powers Act (50 U.S.C. §§1701-1707).

(b) Neither any Credit Party, nor any Restricted Subsidiary, nor any of their respective officers or directors nor, to their knowledge, any of their respective employees or agents, is any of the following:

(i) a Prohibited Person or a Person controlled by, or acting for or on behalf of, any Person that is a Prohibited Person;

(ii) a Person who commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or

(iii) a Person who is located, incorporated, organized or ordinarily resident in a Sanctioned Jurisdiction.

(c) The use of proceeds of the Loans by the Borrower or any Restricted Subsidiary will not violate any Anti-Terrorism Laws or any Anti-Corruption Laws.

4.23 Anti-Corruption Laws. Neither any Credit Party nor any Restricted Subsidiary nor any of their respective officers or directors nor, to their knowledge, any of their employees or agents, has paid, offered, promised to pay, or authorized the payment of, directly or indirectly, any money or anything of value to any Foreign Official for the purpose of influencing any act or decision of such Foreign Official or of such Foreign Official’s Governmental Authority or to secure any improper advantage, for the purpose of obtaining or retaining business for or with, or directing business to, any Person, in each case in violation in any material respect of any applicable law in the jurisdictions in which it operates including but not limited to the Foreign Corrupt Practices Act 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) and the Bribery Act of 2010 (United Kingdom), as amended, and any other applicable anti-bribery and anti-corruption law or regulation in any jurisdiction (collectively, the “Anti-Corruption Laws”), or otherwise violated Anti-Corruption Laws. The Borrower, on behalf of itself and the Credit Parties, has implemented and maintains in effect policies and procedures designed to ensure compliance by the Credit Parties, its and their subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws.

4.24 Undisclosed Liabilities. The Borrower and the Restricted Subsidiaries have no material obligations or liabilities, matured or unmatured, fixed or contingent, other than (i) those set forth or adequately provided for in the financial statements delivered to the Administrative Agent pursuant to this Agreement, (ii) those incurred in the ordinary course of business and not required to be set forth in the financial statements under IFRS, (iii) those incurred in the ordinary course of business since the date of the most recently delivered balance sheet, (iv) those incurred in connection with the execution of this Agreement and (v) those that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.25 Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (a) there are no strikes, lockouts, slowdowns or other labor disputes against any Credit Party pending or, to the knowledge of any Responsible Officer of the Borrower, threatened, (b) the hours worked by and payments made to employees of the Credit Parties and the Subsidiaries are not, to the knowledge of any Responsible Officer of the Borrower, in violation of the Fair Labor Standards Act or any other applicable Federal, state, provincial, territorial, local or foreign law dealing with such matters, (c) there is, to the knowledge of any Responsible Officer of the Borrower, no union organization activity and (d) all payments due from any Credit Party or any Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of the Credit Party or such Subsidiary to the extent required by IFRS or GAAP, as applicable, and each Credit Party has withheld and remitted all employee withholdings to be withheld or remitted by it and has made all employer contributions to be made by it, in each case pursuant to applicable law on account of employment insurance and employee income taxes and any other required payroll deduction. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Borrower or any of the subsidiaries is a party or by which the Borrower or any of the subsidiaries is bound.

4.26 Central Administration; COMI. For the purposes of the European Insolvency Regulation, the centre of main interest (as that term is used in Article 3(1) of the European Insolvency Regulation of each Credit Party and each Material Subsidiary incorporated in the European Union) is situated in its jurisdiction of incorporation.

SECTION 5.	AFFIRMATIVE COVENANTS

The Borrower covenants and agrees that, until the payment in full of the principal of and interest on each Loan, and the payment in full of all fees and all other expenses or amounts payable under any Credit Document (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), the Borrower shall perform, and shall cause its Restricted Subsidiaries to perform all covenants in this Section 5.

5.1 Existence; Material Properties.

(a) Except as otherwise expressly permitted under this Agreement, (i) do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, and (ii) maintain all rights and franchises, licenses and permits material to the conduct of its business, in each case, except where the failure to so maintain would not reasonably be expected to result in a Material Adverse Effect.

(b) Do or cause to be done all things necessary to at all times maintain and preserve all material property necessary to the normal conduct of its business and keep such property in good repair, working order and condition (with ordinary wear and tear and any casualty or condemnation excepted), except where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

5.2 Insurance. Maintain casualty and liability insurance in such amounts and against such risks as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations (after giving effect to any self-insurance).

5.3 Payment of Obligations. Pay and discharge promptly when due all obligations and liabilities (including, without limitation, Taxes imposed upon it or upon its income or profits or in respect of its property), before the same shall become delinquent or in default, as well as all lawful claims that, if unpaid, might give rise to a Lien upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required (a) with respect to any such Tax so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings and Borrower or the affected Restricted Subsidiary, as applicable, shall have set aside on its books adequate reserves to the extent required in accordance with IFRS with respect thereto, or (b) to the extent failure to do so would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Timely file or cause to be timely filed (after giving effect to all extensions) all Tax returns required to be filed by it, except to the extent failure to do so would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.4 Financial Statements, Reports, Etc. Furnish to the Administrative Agent, who shall furnish to each Lender (including each Public Lender):

(a) (i) within [REDACTED – Time Period] after the end of each Fiscal Year, (i) a consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows showing the financial position of the Borrower and its subsidiaries as of the close of such Fiscal Year and their consolidated financial performance and cash flows for such year and setting forth in comparative form the corresponding figures for the prior Fiscal Year and (ii) a Narrative Report for such Fiscal Year, which consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows shall be audited by chartered professional accountants of recognized national standing in Canada (or equivalent) and accompanied by an opinion of such accountants (which opinion shall not be qualified as to scope of audit or as to the status of the Borrower or any Material Subsidiary as a going concern (other than, in the case of going concern, an explanatory note with respect to an upcoming maturity of any series of indebtedness, Loans or Commitments) to the effect that such consolidated financial statements present fairly, in all material respects, the financial position and financial performance and cash flows of the Borrower and its subsidiaries on a consolidated basis in accordance with IFRS (it being understood that the delivery by the Borrower of an Annual Report on Form 10-K, or the equivalent filed with the Canadian Securities Administrators and the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) website shall satisfy the requirements of this Section 5.4(a) to the extent such Annual Report includes the information specified herein);

(b) within [REDACTED – Time Period] after the end of each of the first three Fiscal Quarters of each Fiscal Year, commencing with the Fiscal Quarter ending March 31, 2016, (i) a consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows showing the financial position of the Borrower and its subsidiaries as of the close of such Fiscal Quarter and the consolidated financial performance and cash flows for such Fiscal Quarter and the then-elapsed portion of the Fiscal Year and setting forth in comparative form the corresponding figures for the corresponding periods of the prior Fiscal Year and (ii) a Narrative Report for such Fiscal Quarter, all of which shall be in reasonable detail and which consolidated balance sheet and related statements of income and comprehensive income, changes in equity and cash flows shall be certified by a Financial Officer of the Borrower on behalf of the Borrower as fairly presenting, in all material respects, the financial performance and cash flows of the Borrower and its subsidiaries on a consolidated basis in accordance with IFRS (subject to normal year-end audit adjustments and the absence of footnotes) (it being understood that the delivery by the Borrower of a Quarterly Report on Form 10-Q or the equivalent filed with the SEDAR website shall satisfy the requirements of this Section 5.4(b) to the extent such quarterly reports include the information specified herein);

(c) within [REDACTED – Time Period] of any delivery of financial statements under paragraph (a) or (b) of this Section 5.4, a Compliance Certificate of a Financial Officer of the Borrower certifying that no Event of Default or Default has occurred that is then continuing, except as set forth therein;

(d) within [REDACTED – Time Period] after the beginning of each Fiscal Year, a consolidated annual budget for such Fiscal Year, including a description of underlying assumptions with respect thereto, which budget shall in each case be accompanied by the statement of a Financial Officer of the Borrower to the effect that such budget is based on assumptions believed by such Financial Officer to be reasonable as of the date of delivery thereof;

(e) promptly, from time to time, such other customary information (which is readily available) regarding the operations, business affairs and financial condition of the Credit Parties and their Restricted Subsidiaries and their compliance with the terms of any Credit Document, in each case, as the Administrative Agent may reasonably request (for itself or on behalf of any Lender); and

(f) promptly upon becoming aware of the occurrence of any ERISA Event, a written notice specifying the nature thereof, what action Borrower, any of its subsidiaries or any of their respective ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened in writing by the Internal Revenue Service, the Department of Labor, the PBGC or the applicable pension regulator in Canada with respect thereto.

5.5 Litigation and Other Notices. Furnish to the Administrative Agent written notice (promptly after any Authorized Officer of the Borrower obtains actual knowledge thereof) of the following and which notice the Administrative Agent shall furnish to the Lenders:

(a) any Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto; and

(b) the filing or commencement of, or any written threat or written notice of intention of any Person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against Borrower or any other Credit Party as to which an adverse determination is reasonably probable and that, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

5.6 Compliance with Laws. Comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including, without limitation, ERISA, the Anti-Corruption Laws and Anti-Terrorism Laws), except (other than in the case of Sanctions and Anti-Terrorism Laws) where the failure to do so would not reasonably be expected to result in a Material Adverse Effect; provided that this Section 5.6 shall not apply to Environmental Laws, which are the subject of Section 5.10, or to laws related to Taxes, which are the subject of Section 5.3.

5.7 Maintaining Records; Access to Properties and Inspections. Maintain adequate books of record and account in which full, true and correct entries in conformity in all material respects, with IFRS or GAAP, as applicable, shall be made of all dealings and transactions in relation to its business and activities and, upon at least [REDACTED – Time Period] notice (or, if an Event of Default has occurred and is continuing, upon at least [REDACTED – Time Period] notice), permit the Administrative Agent to visit and inspect the financial records and the properties of the Borrower and its Restricted Subsidiaries at reasonable times to be agreed during normal business hours, up to [REDACTED – Commercially Sensitive Information] (or, if an Event of Default shall have occurred and be continuing, such visit and inspection may occur from time to time), subject to (i) reasonable requirements of confidentiality, including requirements imposed by law or by contract and (ii) the rights of tenants (to the extent the tenants are not the Borrower or any of its subsidiaries), if applicable. The Borrower shall reimburse the Administrative Agent for its actual out-of-pocket costs incurred in connection with such visits or inspections following the occurrence and during the continuance of an Event of Default.

5.8 Lender Calls. Following delivery of the annual financial statements pursuant to Section 5.4(a) or any quarterly financial statement pursuant to Section 5.4(b)), the Borrower shall hold an update call (which call shall take place promptly, but in any case within [REDACTED – Time Period] following the delivery of such financial statements, and on a Business Day selected by the Borrower or on such other date as may be agreed with the Administrative Agent) with a Financial Officer of the Borrower and the Lenders to discuss the financial position, financial performance and cash flows of the Borrower and its Restricted Subsidiaries for the period covered by the applicable financial statements; provided, however, if the Borrower is holding a conference call open to the public to discuss such results, the Borrower will not be required to hold a separate call for the Lenders; provided, further, however, that the Borrower shall provide a supplemental call to the Lenders for the purpose of discussing any material non-public information not otherwise addressed during any such public call.

5.9 Use of Proceeds.

(a) Use the proceeds of the Loans in the manner set forth in Section 4.12;

(b) Ensure that no Credit Party will use the proceeds of the Loans in violation of any Anti-Terrorism Law or any Anti-Corruption Law;

(c) No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that would entail a violation of Regulation T, Regulation U or Regulation X; and

(d) No proceeds of the Loans received under this Agreement and/or any other Credit Document will be used, directly or indirectly, in Switzerland, unless the Swiss Federal Tax Administration has confirmed in writing that such use of proceeds in Switzerland does not result in Swiss withholding tax consequences.

5.10 Compliance with Environmental Laws. Comply with all Environmental Laws applicable to its operations and properties; and comply with and obtain and renew all material permits, licenses and other approvals required pursuant to Environmental Law for its operations and properties, except, in each case with respect to this Section 5.10, to the extent the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.11 Additional Guarantors.

(a) As promptly as practicable, and in any event within the time periods after the Closing Date specified in Schedule 5.11 (or such later date as the Administrative Agent reasonably agrees to in writing), the Borrower shall deliver, or cause to be delivered, the documents or take the actions specified on Schedule 5.11.

(b) After the Closing Date, the Borrower will cause each of its Restricted Subsidiaries (other than an Excluded Subsidiary) that (1) is a borrower under any Credit Facility or (2) Guarantees any Debt of the Borrower or any of its Restricted Subsidiaries incurred under any Credit Facility to Guarantee the Loans pursuant to a Joinder Agreement (or such other documents or instruments in form reasonably satisfactory to the Administrative Agent); provided that, for the duration of any period during which no such Credit Facilities exist, the Borrower will cause a sufficient number of its Restricted Subsidiaries to Guarantee the Loans such that (i) each non-Guarantor comprises no more than [REDACTED – Percentage] of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA and (ii) all non-Guarantors comprise, in the aggregate, no more than [REDACTED – Percentage] of (x) Consolidated Total Assets or (y) Consolidated Adjusted EBITDA.

5.12 Refinancing Securities.

(a) So long as any Commitments or Loans remain outstanding under this Agreement, at any time and from time to time on or after [REDACTED – Time Period] and prior to the [REDACTED – Time Period] (but no more than [REDACTED – Commercially Sensitive Information]), the Designated Lead Arrangers, acting collectively, may make a proposal to the Borrower, for an offering of Refinancing Securities by the Arrangers in such amounts and on such terms and conditions as specified in the Extended Bridge Securities Demand (as defined in the Fee Letter) all as the Investment Banks (as defined in the Fee Letter) in their reasonable judgment determine in consultation with the Borrower; provided, that each issuance of Refinancing Securities shall be in respect of gross proceeds of a minimum of [REDACTED – Dollar Amount] or, if less, an amount equal to the aggregate principal amount of outstanding Loans; provided, further that:

(i) in connection with any such offering of Refinancing Securities, the Arrangers shall offer to participate in a customary “roadshow” with respect to the applicable Refinancing Securities, which roadshow, for the avoidance of doubt, may occur prior to or following the Closing Date; provided that (x) the Borrower will participate and assist in such roadshow upon the reasonable request of the Arrangers and (y) no such roadshow shall be required to be offered by the Arrangers if the Arrangers in good faith in consultation with the Borrower determine that conducting such roadshow would be commercially futile; and provided further that, neither the commencement nor completion of any such roadshow shall constitute a condition to the availability of the offering or Refinancing Securities;

(ii) the Refinancing Securities shall have a maturity of not shorter than [REDACTED – Time Period];

(iii) the Refinancing Securities shall be optionally redeemable subject to a customary make-whole prior to [REDACTED – Time Period] and call premiums equal to [REDACTED – Percentage] of the coupon on such Refinancing Securities on [REDACTED – Time Period] declining to [REDACTED – Percentage] of the coupon on [REDACTED – Time Period], and [REDACTED – Commercially Sensitive Information] on [REDACTED – Time Period] and thereafter;

(iv) prior to [REDACTED – Time Period], [REDACTED – Percentage] of such Refinancing Securities shall be optionally redeemable at par plus the applicable coupon with the proceeds of certain equity offerings;

(v) (i) the issue price of any Refinancing Securities shall not be less than [REDACTED – Percentage] of the principal amount thereof before deducting underwriting fees and commissions and (ii) the interest rate(s) on the Refinancing Securities will be determined by the Designated Lead Arrangers in light of the then prevailing market conditions in consultation with the Borrower, but in no event will the weighted average effective yield (including original issue discount or upfront fees but excluding any underwriting or purchase discount or fees) in respect of any tranche of Refinancing Securities exceed the Total Cap for such Refinancing Securities by more than [REDACTED – Percentage] per annum;

(vi) at the date of issuance or incurrence, the weighted average total yield on the Refinancing Securities issued as a refinancing of, or financing in lieu of, the Loans hereunder, together with any outstanding Loans, shall not exceed the Total Cap per annum;

(vii) any such Refinancing Securities shall be issued through a private placement or, at the Borrower’s sole option, a private placement with registration rights;

(viii) the guarantee structure shall be consistent with that provided under this Agreement as in effect at the time of the request;

(ix) all other arrangements with respect to the Refinancing Securities will be as are reasonable and customary for Debt of the type issued and as reasonably specified by the Designated Lead Arrangers in consultation with the Borrower in light of then prevailing market conditions for comparable Debt issuances;

(x) the aggregate amount of proceeds of the Refinancing Securities shall not exceed an amount sufficient to repay the Obligations then outstanding hereunder; and

(xi) the Refinancing Securities will contain such other terms, conditions and covenants as are customary for the type and nature of such Refinancing Securities, in light of then prevailing market conditions, taking into account the Borrower and its subsidiaries’ operational and strategic requirements in light of the Borrower and its subsidiaries’ size, industries, businesses and business practices, operations, financial accounting and projections (in each case, taking into account the consummation of the Acquisition); provided that in no event shall any of such covenants be more restrictive from the perspective of the Borrower and its subsidiaries than the terms hereunder.

(b) To assist the Arrangers in a timely completion of the offering of Refinancing Securities, the Borrower agrees, upon the Arrangers’ reasonable request:

(i) to promptly furnish or cause to be furnished to the Designated Lead Arrangers such customary information as it may reasonably request regarding the Borrower and the applicable issuer, including all information to be included in any offering memorandum, prospectus or other disclosure document as would be customary in a customary offering for the applicable type of securities and such other data that would enable the Designated Lead Arrangers, among other things, to obtain customary comfort letters from each of the Borrower’s and its Subsidiaries’’ independent chartered professional accountants (which, for the avoidance of doubt, shall not include financial statements required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, information regarding executive compensation (including under Rule 402(b) of Regulation S-K) or other information customarily excluded from a Rule 144A offering memorandum or prospectus, as applicable; provided that customary data as to the total assets, revenue, EBITDA, Consolidated Adjusted EBITDA and liabilities of non-guarantor subsidiaries shall be provided);

(ii) to make the Borrower’s senior officers and representatives available to, at reasonable times and upon reasonable advance notice by, the Arrangers in connection with the offering of Refinancing Securities, including making them available to assist in the preparation of one or more Offering Documents (including assistance in obtaining industry data), to participate in due diligence sessions and to participate in one or more road shows to market the Refinancing Securities;

(iii) to prepare as soon as reasonably necessary and practicable upon request, a prospectus or other applicable offering document with respect to the Refinancing Securities (other than a “description of securities”) (provided that the Borrower shall have used good faith efforts to finalize the “description of securities”) (such document, an “Offering Document”) customary for such a transaction and to assist the Arrangers in preparing other appropriate marketing materials, in each case to be used in connection with the such offering; and

(iv) to use commercially reasonable efforts to cause the auditors of the Borrower and its Subsidiaries to issue comfort letters with respect to such offering, each in form and substance customary for the applicable type of offerings.

5.13 COMI. With respect to each Credit Party subject to the European Insolvency Regulation, shall not, without the prior written consent of the Administrative Agent, change its centre of main interest (as that term is used in Article 3(1) of the European Insolvency Regulation) from its jurisdiction of incorporation.

5.14 Change of Control.

(a) Upon the occurrence of a Change of Control, the Borrower will make an offer to repurchase all of the outstanding loans (an “Offer to Purchase”) at a purchase price in cash equal to [REDACTED – Percentage] (the “Purchase Price”) of the principal amount then outstanding, together with accrued interest, if any, to, but not including, the Purchase Date.

(b) For purposes of this Section 5.14, an Offer to Purchase shall be deemed to have been made if (i) within [REDACTED – Time Period] following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Borrower makes an Offer to Purchase for all outstanding Loans at the Purchase Price and (ii) all Lenders electing to have their Loans repurchased, have had their Loans repurchased on the terms of such Offer to Purchase.

(c) The Offer to Purchase shall specify (i) an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be not less than [REDACTED – Time Period] or more than [REDACTED – Time Period] after the date the Offer to Purchase and (ii) the date of repurchase (the “Purchase Date”) which shall be within [REDACTED – Time Period] after the Expiration Date.

(d) On the Purchase Date, the Borrower shall pay the Purchase Price for the Loans to be repurchased, to the Administrative Agent, for the benefit of the electing Lenders. Whenever the Borrower makes a payment of the Loans under this Section 5.14, it shall repurchase outstanding Exchange Notes to the extent that the Borrower is required to offer to purchase any of the Exchange Notes pursuant to the terms of the Exchange Notes Indenture and such offer is accepted by any applicable holders of Exchange Notes.

(e) The Borrower will not be required to make an Offer to Purchase upon a Change of Control if a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 5.14 and such third party purchases all Loans requested to be purchased and not withdrawn under such Offer.

(f) If Lenders of not less than [REDACTED – Percentage] in aggregate principal amount of the outstanding Loans require the Borrower to repurchase such Lenders’ Loans in an Offer to Purchase and the Borrower, or any other Person making an Offer to Purchase in lieu of the Borrower pursuant to this Section 5.14, repurchases all of the Loans requested to be repurchased and not withdrawn by such Lenders, then the Borrower or such Person will have the right, upon not less than [REDACTED – Time Period] nor more than [REDACTED – Time Period] prior notice; provided that such notice is given not more than [REDACTED – Time Period] following such repurchase pursuant to the Offer to Purchase pursuant to this Section 5.14, to repurchase such Loans at a price in cash equal to [REDACTED – Percentage] of the aggregate principal amount of such Loans, plus, to the extent not already included, accrued and unpaid interest, if any, on the Loans that remain outstanding to, but not including, the Purchase Date.

(g) An Offer to Purchase may be made in advance of a Change of Control, conditional upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Offer to Purchase.

5.15 Creation of Unrestricted Subsidiaries.

(a) After the Closing Date, the Borrower may designate any Subsidiary of the Borrower to be an “Unrestricted Subsidiary” as provided in this Section 5.15, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

(b) The Board of Directors of the Borrower may designate any Subsidiary of the Borrower (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation, consolidation, arrangement or Investment therein) to be an Unrestricted Subsidiary after the Closing Date only if:

(A) neither the Borrower nor any of its Restricted Subsidiaries:

(1) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt);

(2) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary; or

(3) has any obligation to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve any specified levels of operating results, including by way of subscription for additional Capital Interests of such Subsidiary; and such Subsidiary does not own any Capital Interests of, or own or hold any Lien on any property of, any Restricted Subsidiary of the Borrower; and

(B) either:

(1) the Subsidiary to be so designated has total assets of [REDACTED – Dollar Amount] or less; or

(2) the Borrower could make a Restricted Payment at the time of designation in an amount equal to the greater of the Fair Market Value or net book value of such Subsidiary pursuant to Section 6.5 (and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder).

5.16 Exchange Notes.

(a) The Borrower shall, after being requested to do so by the Lenders, (i) select a bank or trust company reasonably acceptable to the Administrative Agent to act as Exchange Notes Trustee, (ii) enter into the Exchange Notes Indenture, (iii) cause counsel to the Borrower to deliver to the Administrative Agent an executed legal opinion in form and substance customary for a transaction of that type (including, without limitation, with respect to due authorization, execution and delivery, validity, and enforceability of the Exchange Notes Indenture referred to in clause (ii) above), (iv) deliver to each Lender that is receiving Exchange Notes, and to such other Lenders as such Lender requests, an offering memorandum of the type customarily utilized in a Rule 144A offering of high yield securities covering the resale of such Exchange Notes by such Lenders, in such form and substance as reasonably acceptable to the Borrower and such Lender, and keep such offering memorandum updated in a manner as would be required pursuant to a customary Rule 144A securities purchase agreement, (v) execute an exchange agreement containing provisions customary in Rule 144A securities purchase agreements (including indemnification provisions) and a registration rights agreement customary in Rule 144A offerings, in each case, if requested by such Lender, (vi) deliver or cause to be delivered such accountants’ comfort letters addressed to the Lender and such certificates as such Lender may request as would be customary in Rule 144A offerings and otherwise in form and substance satisfactory to the Lender and (vii) take such other actions, and cause its advisors, auditors and counsel to take such actions, as reasonably requested by such Lender in connection with issuances or resales of Exchange Notes, including providing such information regarding the business and operations of the Borrower and its Subsidiaries as is reasonably requested by any prospective holder of Exchange Notes and customarily provided in due diligence investigations in connection with purchases or resales of securities.

(b) On any Business Day on or after [REDACTED – Time Period], at the option of the applicable Lender through a written request, the Loans may be exchanged in whole or in part for one or more Exchange Notes (the “Exchange Request”) and, within [REDACTED – Time Period] following receipt of such Exchange Request, the Borrower shall (i) execute and deliver, cause each other Credit Party to execute and deliver, and cause the Exchange Notes Trustee to execute and deliver, the Exchange Notes Indenture if such Exchange Notes Indenture has not previously been executed and delivered and (ii) execute and deliver, and cause the Exchange Notes Trustee to authenticate and deliver to such holder or beneficial owner in accordance with the Exchange Notes Indenture, an Exchange Note, bearing interest as set forth therein in exchange for such Loan and dated the date of the issuance of such Exchange Note, payable to the order of such holder in the same principal amount as such Loan being exchanged.

(c) The Exchange Request shall specify the principal amount of the Loans to be exchanged pursuant to this Section 5.16. Notwithstanding any of the foregoing, the Borrower may defer the issuance of Exchange Notes until such time as the Borrower has received unsatisfied Exchange Requests requesting the issuance of an aggregate principal amount of Exchange Notes equal to at least [REDACTED – Dollar Amount]. Loans delivered to the Borrower under this Section 5.16 in exchange for Exchange Notes shall be canceled by the Borrower and the corresponding amount of the Loans deemed repaid. The Exchange Notes shall be governed by and construed in accordance with the terms of the Exchange Notes Indenture.

5.17 Companies Act 2014 (Ireland). Each Irish Domiciled Credit Party shall comply in all respects with Sections 82 and 239 of the Companies Act 2014, including in relation to the execution of this Agreement, any other Credit Document(s) to which it is a party and the payment of amounts due under this Agreement or any other Credit Document(s) to which it is a party.

SECTION 6.	NEGATIVE COVENANTS

The Borrower covenants and agrees that, until the payment in full of the principal of and interest on each Loan, and the payment in full of all fees and all other expenses or amounts payable under any Credit Document (other than amounts in respect of indemnification, expense reimbursement, yield protection or tax gross-up and other contingent obligations with respect to which no claim has been made), the Borrower shall perform, and shall cause each of its Restricted Subsidiaries to perform, all covenants in this Section 6.

6.1 Debt.

(a) The Borrower will not, and will not permit any of its Restricted Subsidiaries to Incur any Debt (including Acquired Debt); provided, that the Borrower and any of its Restricted Subsidiaries may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom:

(1) the Consolidated Fixed Charge Coverage Ratio of the Borrower and its Restricted Subsidiaries, determined on a Pro Forma Basis, including as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than [REDACTED – Commercially Sensitive Information]; and

(2) no Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt;

provided that the then outstanding aggregate principal amount of Debt that may be Incurred pursuant to this paragraph by Restricted Subsidiaries that are not Guarantors shall not exceed the greater of (x) [REDACTED – Time Period] and (y) [REDACTED – Percentage] of Consolidated Total Assets (in each case, determined on the date of such Incurrence).

(b) Notwithstanding Section 6.1(a), the Borrower and its Restricted Subsidiaries may Incur Permitted Debt.

(c) For purposes of determining compliance with this Section 6.1:

(1) in the event that an item of Debt meets the criteria of more than one of the types of Debt described in Section 6.1(a) or (b), including categories of Permitted Debt, the Borrower, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt in any manner that complies with Section 6.1 and shall only be required to include the amount and type of such Debt in one of such clauses under Section 6.1 or the definition of “Permitted Debt” hereunder; provided that any Debt outstanding on the Closing Date under (i) any Credit Facility and (ii) the Two Year Equity Bridge Facility shall at all times be treated as Incurred on the Closing Date pursuant to clauses (1)(x) and (1)(y), respectively, of the definition of “Permitted Debt” hereunder;

(2) Debt permitted by this Section 6.1 need not be permitted solely by reference to one provision permitting such Debt but may be permitted in part by one such provision and in part by one or more other provisions of this Section 6.1 (including categories of Permitted Debt) permitting such Debt; and

(3) Guarantees of, or obligations with respect to letters of credit supporting, Debt that is otherwise included in the determination of a particular amount of Debt shall not be included.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms will not be deemed to be an Incurrence of Debt for purposes of this Section 6.1.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar-equivalent principal amount of Debt denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred, in the case of term Debt, or first committed, in the case of revolving credit Debt; provided that if such Debt is Incurred as Refinancing Debt to refinance Debt denominated in another currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Debt does not exceed (i) the principal amount of such Debt being refinanced, plus (ii) the aggregate amount of fees, underwriting discounts, defeasance costs, premiums and other costs and expenses Incurred in connection with such refinancing. Notwithstanding any other provision of this covenant, the maximum amount of Debt that the Borrower may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

6.2 Liens. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, create, Incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing

Debt (other than Permitted Liens) upon any of their property or assets, whether owned on the Closing Date or acquired thereafter, unless, contemporaneously with the Incurrence of such Liens, all payments due under this Agreement and the Loans are secured on an equal and ratable basis with the obligations so secured (or in the case of Subordinated Obligations, prior or senior thereto, with the same relative priority as the Loans shall have with respect to such Subordinated Obligations) until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the Lenders pursuant to this Section 6.2 shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to the obligation to secure the payments due under this Agreement and the Loans.

6.3 Asset Sales.

(a) The Borrower will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Borrower or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (such Fair Market Value to be determined at the time of contractually agreeing to such Asset Sale) of the assets or Capital Interests issued or sold or otherwise disposed of; and

(2) at least [REDACTED – Percentage] of the consideration received in the Asset Sale by the Borrower or such Restricted Subsidiary, as the case may be, is in the form of cash or Eligible Cash Equivalents.

(b) For the purposes of Section 6.3(a)(2) above, each of the following will be deemed to be cash:

(1) any liabilities (as shown on the most recent consolidated balance sheet of the Borrower or any Restricted Subsidiary) of the Borrower or any of its Restricted Subsidiaries (other than contingent liabilities and liabilities that are by their terms subordinated to the Loans or any Guaranty) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Borrower or such Restricted Subsidiary from further liability;

(2) any securities, notes or other obligations received by the Borrower or any of its Restricted Subsidiaries from the transferee that are converted by the Borrower or such Restricted Subsidiary into cash within [REDACTED – Time Period] of their receipt to the extent of the cash received in that conversion; and

(3) any Designated Non-cash Consideration received by the Borrower or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed [REDACTED – Percentage] of Consolidated Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(c) Net Cash Proceeds from Asset Sales shall be applied in accordance with Section 2.12.

6.4 Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets.

(a) The Borrower will not, in any transaction or series of transactions, consolidate or amalgamate with or merge into any other Person, including by way of plan of arrangement (other than a merger or amalgamation of a Restricted Subsidiary into the Borrower in which the Borrower or the Person continuing from such amalgamation is the continuing Person), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(1) either: (a) the Borrower or the Person continuing from such amalgamation shall be the continuing Person or (b) the Person (if other than the Borrower) formed by such consolidation or into which the Borrower is merged or amalgamated, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Borrower (such Person, the “Surviving Entity”), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of Canada or the United States or, in each case, any political subdivision thereof or any state, province or territory thereof or the District of Columbia, and (2) shall expressly assume by such documents or instruments in form reasonably satisfactory to the Administrative Agent, the due and punctual payment of all amounts due in respect of the principal, premium, if any, and interest, if any, on the Loans and the performance of the covenants and obligations of the Borrower under this Agreement;

(2) immediately after giving effect to such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(3) immediately after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period:

(A) the Borrower (or the Surviving Entity, if the Borrower is not continuing) would be able to Incur at least [REDACTED – Dollar Amount] of additional Debt pursuant to Section 6.1(a); or

(B) the Consolidated Fixed Charge Coverage Ratio of the Borrower (or the Surviving Entity, if the Borrower is not continuing) and its Restricted Subsidiaries would be equal to or greater than such ratio for the Borrower and its Restricted Subsidiaries immediately prior to such transaction or series of transactions.

(b) Notwithstanding Section 6.4(a), failure to satisfy clauses (2) and (3) of Section 6.4(a) will not prohibit:

(1) any merger or amalgamation between the Borrower and a Restricted Subsidiary that is a Wholly Owned Subsidiary; or

(2) any merger or amalgamation between the Borrower and an Affiliate incorporated solely for the purpose of converting the Borrower into a Person organized under the laws of Canada or the United States or, in each case, any political subdivision or state, province or territory thereof (other than its then current state, province, territory or political subdivision of organization), or for the purpose of changing its form of organization; provided, in each case, the amount of Debt of the Borrower and its Restricted Subsidiaries is not increased thereby or the Borrower is otherwise in compliance with the conditions and covenants of this Agreement.

(c) Upon any consolidation, merger, amalgamation, or arrangement, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Borrower and its Restricted Subsidiaries in accordance with this Section 6.4:

(1) the Surviving Entity (if other than the Borrower) shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, amalgamation, arrangement, winding up, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Agreement referring to the Borrower shall refer instead to the Surviving Entity and not to the Borrower), and may exercise every right and power of, the Borrower under this Agreement, the Loans and the Guaranties with the same effect as if such Surviving Entity had been named as the Borrower herein; provided that, in the case of a lease of all or substantially all the Borrower’s assets, the predecessor Person shall be relieved of all such obligations; and

(2) Subsidiaries of any Surviving Entity (if other than the Borrower) will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to this Agreement and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries which are deemed to be Restricted Subsidiaries that was not Debt, or were not Liens on property or assets, of the Borrower and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

6.5 Restricted Payments.

(a) The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless at the time of and after giving effect to the proposed Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(2) immediately after giving effect to such Restricted Payment on a Pro Forma Basis, the Borrower would be permitted to Incur at least [REDACTED – Dollar Amount] of additional Debt pursuant to Section 6.1(a); and

(3) after giving effect to such Restricted Payment on a Pro Forma Basis, the aggregate amount expended or declared for all Restricted Payments made on or after the July 1, 2015 (the “Reference Date”) (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) (7), (8), (9), (10), (11), (12) and (13) of Section 6.5(b)) shall not exceed the sum (without duplication) of:

(i) [REDACTED – Percentage] of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus [REDACTED – Percentage] of such deficit) of the Borrower accrued on a cumulative basis during the period (taken as one accounting period) from the Reference Date and ending on the last day of the most recently ended fiscal quarter for which internal financial information is available at the time of such Restricted Payment; plus

(ii) [REDACTED – Percentage] of the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Borrower subsequent to the Reference Date either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion or exchange of Debt (including Redeemable Capital Interests) of the Borrower, and from the exercise of options, warrants or other rights to acquire such Qualified Capital Interests (other than, in each case, Capital Interests or Debt issued or sold to a Subsidiary of the Borrower); provided that this clause (ii) shall exclude the proceeds from the Equity Offering; plus

(iii) [REDACTED – Percentage] of the net reduction in Restricted Investments, made by the Borrower or any Restricted Subsidiary subsequent to the Reference Date, in any Person, resulting from (i) payments of interest on Debt, dividends, repayments of loans or advances, or any sale or disposition of such Restricted Investments (but only to the extent such items are not included in the calculation of Consolidated Net Income), or (ii) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (or the causing of a Person that is not a Subsidiary to become a Restricted Subsidiary), not to exceed in the case of any Person the amount of Investments previously made by the Borrower or any Restricted Subsidiary in such Person subsequent to the Reference Date.

(b) Notwithstanding the provisions of Section 6.5(a), the Borrower and its Restricted Subsidiaries may take the following actions; provided that, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof:

(1) the payment of any dividend on Capital Interests in the Borrower or a Restricted Subsidiary or the consummation of any irrevocable redemption within [REDACTED – Time Period] after declaration thereof or the giving of such irrevocable notice, as applicable, if, at the declaration date or notice thereof, such payment was permitted by the foregoing provisions of this Section 6.5;

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any Capital Interests of the Borrower by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Borrower) of Qualified Capital Interests of the Borrower; provided, however, that the net cash proceeds from such sale of Qualified Capital Interests will be excluded from Section 6.5(a)(3)(ii) to the extent applied to any such purchase, repurchase, redemption, defeasance or other acquisition or retirement;

(3) the redemption, defeasance, repurchase or acquisition or retirement for value of any Subordinated Obligations out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Borrower) of (x) Refinancing Debt of the Borrower or such Guarantor, as the case may be, Incurred in accordance with this Agreement or (y) Qualified Capital Interests of the Borrower;

(4) the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Borrower or any Parent Entity (or any payments to a Parent Entity for the purposes of permitting any such repurchase) held by directors, officers, consultants, employees, former directors, former officers, former consultants or former employees of the Borrower or any Restricted Subsidiary (or their Immediate Family Members, estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or service or alteration of employment or service status or pursuant to the terms of any agreement under which such Capital Interests were issued (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement) and, for the avoidance of doubt, including any principal and interest payable on any promissory notes issued by the Borrower or any Parent Entity in connection with such repurchase, retirement or other acquisition, including any Capital Interests rolled over by management of the Borrower in connection with the Transactions; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed [REDACTED – Dollar Amount] in [REDACTED – Time Period]; provided, further, that any unused amounts in [REDACTED – Time Period] may be carried forward; provided, however, that such amount in [REDACTED – Time Period] may be increased by an amount not to exceed (A) the cash proceeds received by the Borrower or any of its Restricted Subsidiaries from the sale of Qualified Capital Interests of the Borrower or any direct or indirect Parent Entity of the Borrower (to the extent contributed to the Borrower) to employees or consultants of the Borrower and its Restricted Subsidiaries that occurs after the Closing Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under Section 6.5(a)(3); plus (B) the cash proceeds of key man life insurance policies received by the Borrower and its Restricted Subsidiaries after the Closing Date (provided, however, that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (4) in [REDACTED – Time Period] and, to the extent any payment described under this clause (4) is made by delivery of Debt and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Debt makes payments with respect to such Debt);

(5) dividend adjustments and repurchases of Capital Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement);

(6) Restricted Payments (A) to make cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Interests of the Borrower or the vesting of restricted stock units or deferred stock units and (B) consisting of (i) payments made or expected to be made in respect of withholding or similar taxes payable by any future, present or former officers, directors, employees, members of management or consultants of the Borrower, any Restricted Subsidiary or any Parent Entity, in each case solely to the extent such taxes relate to the foregoing persons’ ownership of Capital Interests in the Borrower and/or (ii) repurchases of Capital Interests in consideration of the payments described in clause (i), including demand repurchases in connection with the exercise of stock options or the vesting of restricted stock units or deferred stock units;

(7) payments (or Restricted Payments made to allow any Parent Entity to pay) for the repurchase of Capital Interests of the Borrower or any Parent Entity held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such Person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed [REDACTED – Dollar Amount] in [REDACTED – Time Period];

(8) the extension of credit that constitutes intercompany Debt, the Incurrence of which is permitted pursuant to clauses (6), (7) and (8) of the definition of “Permitted Debt” hereunder;

(9) the declaration and payment of dividends to holders of any class or series of Redeemable Capital Interests of the Borrower or any Restricted Subsidiary Incurred in compliance with Section 6.1 to the extent such dividends are included in the definition of Consolidated Fixed Charges;

(10) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (A) at a purchase price not greater than [REDACTED – Percentage] of the principal amount of such Subordinated Obligation in the event of a change of control in accordance with provisions similar to Section 5.14 or (B) at a purchase price not greater than [REDACTED – Percentage] of the principal amount thereof in accordance with provisions similar to Section 6.3; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Borrower has complied with its obligations set forth in Section 5.14 of this Agreement;

(11) the payment of regular cash quarterly dividends on the Borrower’s common stock not to exceed [REDACTED – Dollar Amount] in any calendar year;

(12) other Restricted Payments not in excess of an amount equal to (i) before [REDACTED – Time Period], the greater of (a) [REDACTED – Dollar Amount] and (b) [REDACTED – Percentage] of Consolidated Total Assets or (ii) thereafter, the greater of (a) [REDACTED – Dollar Amount] and (b) [REDACTED – Percentage] of Consolidated Total Assets, in each case, in the aggregate since the Reference Date; provided that if this clause (12) is utilized to make a Restricted Investment, the amount deemed to be utilized under this clause (12) shall be the amount of such Restricted Investment at any time outstanding (with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value); and

(13) any payments made in connection with the Transactions pursuant to any agreements or documents related to the Transactions (without giving effect to subsequent amendments, waivers or other modifications to such agreements or documents).

(c) If the Borrower makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Borrower, would be permitted under the requirements of this Agreement, such Restricted Payment shall be deemed to have been made in compliance with this Agreement notwithstanding any subsequent adjustment made in good faith to the Borrower’s financial statements affecting Consolidated Net Income.

(d) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Borrower or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment.

(e) For purposes of determining compliance with this Section 6.5, in the event that a proposed Restricted Payment or Investment (or a portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) to (13) of Section 6.5(b) and/or one or more of the clauses contained in the definition of “Permitted Investments” hereunder, or is entitled to be made pursuant to Section 6.5(a), the Borrower will be entitled to divide or classify (or later divide, classify or reclassify in whole or in part), in its sole discretion, such Restricted Payment or Investment (or portion thereof) among such clauses (1) to (13) of Section 6.5(b), and/or one or more of such clauses contained in the definition of “Permitted Investments” hereunder, or Section 6.5(a), in each case, in a manner that otherwise complies with this Section 6.5.

(f) For purposes of determining compliance with any U.S. dollar denominated restriction on Restricted Payments, the U.S. dollar equivalent of a Restricted Payment denominated in another currency shall be calculated based on the relevant currency exchange rate in effect on the date the Borrower or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment.

6.6 Transactions with Affiliates.

(a) The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction (or series of related transactions), contract, agreement, loan, advance or Guarantee with, or for the benefit of, any Affiliate of the Borrower involving aggregate consideration in excess of [REDACTED – Dollar Amount] (each of the foregoing, an “Affiliate Transaction”), unless.

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Borrower or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm’s length transaction by the Borrower or such Subsidiary with a Person who is not an Affiliate; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving an aggregate consideration in excess of [REDACTED – Dollar Amount], the Borrower delivers to the Administrative Agent a resolution adopted in good faith by the majority of the Board of Directors of the Borrower approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

(b) Section 6.6 (a) shall not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 6.5 and any Permitted Investments (other than a Permitted Investment described in clause (6) of the definition thereof);

(2) the payment of reasonable and customary fees and other benefits and indemnities to officers, consultants, employees of the Borrower or a Restricted Subsidiary, and members of the Board of Directors of the Borrower or a Restricted Subsidiary who are outside directors;

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans, and annual retainer fees for directors (or a duly authorized committee thereof)) and indemnities to directors, officers and employees of the Borrower or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith;

(4) transactions between or among the Borrower and/or its Restricted Subsidiaries;

(5) any agreement or arrangement as in effect on the Closing Date and any amendment or modification thereto so long as such amendment or modification is no less favorable in any material respect to the Lenders;

(6) any contribution of capital to the Borrower or a Restricted Subsidiary;

(7) transactions permitted by, and complying with, the provisions of Section 6.4;

(8) any transaction with a joint venture, partnership, limited liability company or other entity (other than an Unrestricted Subsidiary) that would constitute an Affiliate Transaction solely because the Borrower or a Restricted Subsidiary owns an equity interest in such joint venture, partnership, limited liability company or other entity;

(9) transactions with customers, distributors, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and on terms that are not materially less favorable to the Borrower or such Restricted Subsidiary, as the case may be, as determined in good faith by the Borrower, than those that could be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate of the Borrower;

(10) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options, long term incentive plans and stock ownership plans approved by the Board of Directors of the Borrower;

(11) any purchase of Capital Interests (other than Redeemable Capital Interests) of the Borrower or a Restricted Subsidiary or any contribution to the equity capital of the Borrower or a Restricted Subsidiary;

(12) (i) payments by the Borrower and any of its Restricted Subsidiaries pursuant to any tax sharing agreements among any of a Parent Entity, the Borrower and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party and (ii) payments by any Parent Entity, the Borrower or any of its Restricted Subsidiaries pursuant to any tax sharing agreements among such Parent Entity, the Borrower and any of its Restricted Subsidiaries on customary terms that require each party to make payments when taxes are due or refunds received of amounts equal to the income tax liabilities and refunds generated by each such party calculated on a separate return basis, and payments to the party generating tax benefits and credits of amounts equal to the value of such tax benefits and credits made available to the party making the payments; and

(13) transactions in which the Borrower or any Restricted Subsidiary, as the case may be, delivers to the Administrative Agent a letter from a nationally recognized investment bank or accounting or appraisal firm stating substantially to the effect that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Borrower or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Borrower or such Restricted Subsidiary with an unrelated Person on an arm’s length basis.

6.7 Business Activities. The Borrower will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

6.8 Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) The Borrower will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to this Agreement or any law, rule, regulation or order) on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Interests to the Borrower or any of its Restricted Subsidiaries or pay any Debt owed to the Borrower or any of its Restricted Subsidiaries;

(2) make loans or advances to the Borrower or any Restricted Subsidiary; or

(3) transfer any of its property or assets to the Borrower or any Restricted Subsidiary.

(b) However, the preceding provisions shall not prohibit the following encumbrances or restrictions existing under or by reason of:

(1) any encumbrance or restriction in existence on the Closing Date, including those under the Senior Secured Credit Agreement, the Two Year Equity Bridge Facility, the 9.50% Senior Notes and the Existing Notes and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, in the good faith judgment of the Borrower and conclusively evidenced by an Officer’s Certificate, are no more restrictive in any material respect, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Closing Date or refinancings thereof;

(2) any encumbrance or restriction which exists with respect to an acquired property in existence at the time of such acquisition pursuant to an agreement, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(3) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges or amalgamates with or into a Restricted Subsidiary of the Borrower on or after the Closing Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(4) any encumbrance or restriction under the terms of Refinancing Debt Incurred to renew, refund, replace, refinance or extend any agreement containing any encumbrance or restriction referred to in the foregoing clauses (1) through (3), so long as the encumbrances and restrictions contained in any such Refinancing Debt are no less favorable in any material respect to the Lenders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced, or extended, in the good faith judgment of the Borrower and conclusively evidenced by an Officer’s Certificate;

(5) customary provisions restricting subletting or assignment of any lease, contract, or license of the Borrower or any Restricted Subsidiary or any rights thereunder;

(6) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(7) any encumbrance or restriction under this Agreement, the Loans, the Guaranties, the Exchange Notes and the Exchange Notes Indenture;

(8) any encumbrance or restriction under a contract for the sale or other disposition of assets or Capital Interests, including, without limitation, any agreement for the sale or other disposition of a Subsidiary, that restricts distributions of the applicable assets or Capital Interests to be issued or sold, or of any assets of a Subsidiary to be sold, pending such sale or other disposition;

(9) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(10) customary provisions and/or restrictions with respect to the disposition or distribution of property, securities or assets in joint venture agreements, asset sale agreements, stock sale agreements (including underwriting agreements), sale leaseback agreements and other similar agreements;

(11) any restriction with respect to the Borrower or a Restricted Subsidiary (or any of its property or assets) imposed by customary provisions in Hedging Obligations or Swap Contracts, in each case, not entered into for speculative purposes;

(12) Purchase Money Debt and Capital Lease Obligations permitted under this Agreement for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in Section 6.8(a)(3);

(13) Liens securing Debt otherwise permitted to be Incurred under this Agreement, including Section 6.2; and

(14) any other agreement governing Debt entered into after the Closing Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Closing Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Closing Date.

(c) Nothing contained in this Section 6.8 shall prevent the Borrower or any Restricted Subsidiary from (i) creating, Incurring, assuming or suffering to exist any Liens otherwise permitted by Section 6.2 or (ii) restricting the sale or other disposition of property or assets of the Borrower or any of its Restricted Subsidiaries that secure Debt of the Borrower or any of its Restricted Subsidiaries Incurred in accordance with Section 6.1 and Section 6.2.

6.9 Covenant Suspension on Investment Grade Rating.

(a) During any period of time (a “Suspension Period”) that:

(1) the Loans have Investment Grade Ratings from both of the Rating Agencies; and

(2) no Default or Event of Default has occurred and is continuing,

(the occurrence of the events described in the foregoing clauses (1) and (2) being collectively referred to as a “Covenant Suspension Event”), the Borrower and its Restricted Subsidiaries will not be subject to the provisions of Sections 6.1, 6.3, 6.4(a)(3), 6.5, 6.6, 6.8 and 6.12 (collectively, the “Suspended Covenants”).

(b) In the event that the Borrower and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Loans for any Suspension Period and, subsequently, (i) either one or both Rating Agencies withdraws its rating or downgrades the rating assigned to the Loans below the required Investment Grade Rating or (ii) the Borrower or any of its affiliates enters into an agreement to effect a transaction that would result in a Change of Control and either one or both Rating Agencies indicate that, if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Loans below an Investment Grade Rating, and such event in clause (i) or (ii) occurs prior to the repayment of all the Loans (such date of withdrawal or downgrade in clause (i) or (ii), a “Reinstatement Date”), then the Borrower and its Restricted Subsidiaries will, after the Reinstatement Date, again be subject to the Suspended Covenants with respect to future events for the benefit of the Loans (unless and until a Covenant Suspension Event again exists) until the repayment of all the Loans.

(c) On the Reinstatement Date, all Debt Incurred during the Suspension Period shall be classified as having been Incurred pursuant to Section 6.1(a) or, at the Borrower’s option, one of the clauses set forth in the definition of “Permitted Debt” hereunder (to the extent such Debt would be permitted to be Incurred thereunder as of the Reinstatement Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reinstatement Date), and subject to Section 6.1. To the extent such Debt would not be so permitted to be Incurred pursuant to Section 6.1(a) or (b), such Debt shall be deemed to have been outstanding on the Closing Date, so that it is classified as permitted under clause (5) of the definition of “Permitted Debt” hereunder.

(d) Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 6.5 shall be made as though Section 6.5 had been in effect since the Closing Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 6.5(a) to the extent provided therein.

(e) Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reinstatement Date or after a Suspension Period based solely on events that occurred during the Suspension Period).

(f) During a Suspension Period, but prior to the repayment of all of the outstanding principal amount of the Loans, the Borrower may not designate any of the Borrower’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Agreement unless the Borrower could have designated such Subsidiaries as Unrestricted Subsidiaries in compliance with this Agreement assuming the Suspended Covenants had not been suspended.

(g) The Borrower will provide prompt written notice to the Administrative Agent of any Covenant Suspension Event and any Reinstatement Date. The Administrative Agent is not required under this Agreement to monitor the ratings of the Loans or to give notice to the Lenders of the occurrence of any Covenant Suspension Event or any Reinstatement Date.

6.10 [Reserved].

6.11 [Reserved].

6.12 Sale and Lease-Back Transactions. The Borrower will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction involving an aggregate amount in excess of [REDACTED – Dollar Amount] unless:

(1) the consideration received in such Sale and Lease-Back Transaction is at least equal to the Fair Market Value of the property sold;

(2) prior to and after giving effect to the Attributable Debt in respect of such Sale and Lease-Back Transaction, the Borrower and such Restricted Subsidiary comply with Section 6.1; and

(3) at or after the time of giving effect to the Attributable Debt in respect of such Sale and Lease-Back Transaction, the Borrower and such Restricted Subsidiary comply with Section 6.3.

SECTION 7.	GUARANTY

7.1 Guaranty of the Obligations. Subject to the provisions of Section 7.2 and 7.13–7.17, the Guarantors jointly and severally hereby irrevocably and unconditionally guaranty (the “Guaranty”) to Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations of the Borrower when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Code, 11 U.S.C. § 362(a) or any equivalent provision in any applicable jurisdiction) (each, a “Guaranteed Obligation” and, collectively, the “Guaranteed Obligations”).

7.2 Contribution by Guarantors. All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the obligations Guaranteed. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any applicable law; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 7.2, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 7.2), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 7.2. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder. Each Guarantor is a third party beneficiary to the contribution agreement set forth in this Section 7.2.

7.3 Payment by Guarantors. Subject to Section 7.2, the Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of the Borrower to pay any of the applicable Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Code, 11 U.S.C. § 362(a) or any equivalent provision in any applicable jurisdiction), the Guarantors will upon demand pay, or cause to be paid, in cash, to Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all applicable Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrower’s becoming the subject of a case under the Code, whether or not a claim is allowed against Borrower for such interest in the related bankruptcy case) and all other applicable Guaranteed Obligations then owed to Beneficiaries as aforesaid.

7.4 Liability of Guarantors Absolute. Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the applicable Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:

(a) this Guaranty is a guaranty of payment when due and not of collectability;

(b) this Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;

(c) Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Borrower and any Beneficiary with respect to the existence of such Event of Default;

(d) the obligations of each Guarantor hereunder are independent of the obligations of Borrower and the obligations of any other guarantor (including any other Guarantor) of the obligations of Borrower, and a separate action or actions may be brought and prosecuted against such Guarantor, whether or not any action is brought against Borrower or any of such other guarantors and whether or not Borrower is joined in any such action or actions;

(e) payment by any Guarantor of a portion, but not all, of the applicable Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor’s liability for any portion of the applicable Guaranteed Obligations which has not been paid (without limiting the generality of the foregoing, if Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor’s covenant to pay a portion of the applicable Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the applicable Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor’s liability hereunder in respect of the applicable Guaranteed Obligations);

(f) any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the applicable Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the applicable Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the applicable Guaranteed Obligations and take and hold security for the payment hereof or the applicable Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the applicable Guaranteed Obligations, any other guaranties of the applicable Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the applicable Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the applicable Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith or the applicable Hedge Agreement and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any other Credit Party or any security for the applicable Guaranteed Obligations; and (vi) exercise any other rights available to it under the Credit Documents or any Hedge Agreements; and

(g) this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the applicable Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents or any Hedge Agreements, at law, in equity or otherwise) with respect to the applicable Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the applicable Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents, any of the Hedge Agreements or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the applicable Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Document, such Hedge Agreement or any agreement relating to such other guaranty or security; (iii) the applicable Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or any of the Hedge Agreements or from the proceeds of any security for the applicable Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the applicable Guaranteed Obligations) to the payment of indebtedness other than the applicable

Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the applicable Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of the Borrower or any of its subsidiaries and to any corresponding restructuring of the applicable Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the applicable Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims which Borrower may allege or assert against any Beneficiary in respect of the applicable Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the applicable Guaranteed Obligations; (ix) any insolvency or similar proceedings and (x) any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case however fundamental and of whatsoever nature and whether or not more onerous) or replacement of any Credit Document or any other document (including, without limitation, any change in the purpose of, any extension of, or any variation or increase in any facility or amount made available under any facility or the addition of any new facility under any Credit Document or other document).

7.5 Waivers by Guarantors. Each Guarantor hereby waives, for the benefit of Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against the Borrower, any other guarantor (including any other Guarantor) of the applicable Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from the Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of any Credit Party or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Borrower or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the applicable Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Borrower or any other applicable Guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the applicable Guaranteed Obligations, except behavior which amounts to bad faith; (e)(i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder, the Hedge Agreements or any agreement or instrument related thereto, notices of any renewal, extension or modification of the applicable Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to the Borrower and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.

7.6 Guarantors’ Rights of Subrogation, Contribution, Etc. Until the applicable Guaranteed Obligations shall have been indefeasibly paid in full, each Guarantor hereby waives, any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against the Borrower or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against the Borrower with respect to the applicable Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against the Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the applicable Guaranteed Obligations shall have been indefeasibly paid in full, each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the applicable Guaranteed Obligations, including any such right of contribution as contemplated by Section 7.2. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against the Borrower or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against the Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all applicable Guaranteed Obligations shall not have been finally and indefeasibly paid in full, such amount shall be held in trust and as agent for the Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the applicable Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

7.7 Subordination of Other Obligations. Any Debt of the Borrower or any Guarantor now or hereafter held by any Guarantor (the “Obligee Guarantor”) is hereby subordinated in right of payment to the applicable Guaranteed Obligations, and any such Debt collected or received by the Obligee Guarantor after an Event of Default has occurred and is continuing shall be held in trust and as agent for the Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the applicable Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee Guarantor under any other provision hereof.

7.8 Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the applicable Guaranteed Obligations shall have been paid in full. Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any applicable Guaranteed Obligations.

7.9 Authority of Guarantors or Borrower. It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or the Borrower or the officers, directors or any agents acting or purporting to act on behalf of any of them.

7.10 Financial Condition of Borrower. Any Credit Extension may be made to the Borrower or continued from time to time, and any Hedge Agreements may be entered into from time to time, in each case without notice to or authorization from any Guarantor regardless of the financial or other condition of the Borrower at the time of any such grant or continuation or at the time such Hedge Agreement is entered into, as the case may be. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of the Borrower. Each Guarantor has adequate means to obtain information from the Borrower on a continuing basis concerning the financial condition of the Borrower and its ability to perform its obligations under the Credit Documents and the Hedge Agreements, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of the Borrower and of all circumstances bearing upon the risk of nonpayment of the applicable Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of the Borrower now known or hereafter known by any Beneficiary.

7.11 Bankruptcy, Etc.

(a) So long as any applicable Guaranteed Obligations remain outstanding, no Guarantor shall, without the prior written consent of the Administrative Agent acting pursuant to the instructions of Requisite Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization, examinership or insolvency case or proceeding of or against the Borrower or any other Guarantor. The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, examinership, receivership, reorganization, winding-up, liquidation or arrangement of the Borrower or any other Guarantor or by any defense which the Borrower or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.

(b) Each Guarantor acknowledges and agrees that any interest on any portion of the applicable Guaranteed Obligations which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the applicable Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the applicable Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the applicable Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the applicable Guaranteed Obligations which are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order which may relieve the Borrower of any portion of such applicable Guaranteed Obligations. Guarantors will permit any trustee in bankruptcy, receiver, receiver and manager, interim receiver, examiner, debtor in possession, assignee for the benefit of creditors, curator or similar Person to pay Administrative Agent, or allow the claim of the Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.

(c) In the event that all or any portion of the applicable Guaranteed Obligations are paid by the Borrower, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute applicable Guaranteed Obligations for all purposes hereunder.

7.12 [Reserved].

7.13 Dutch Guaranty Limitation. This Guaranty does not apply to any liability of any Dutch Domiciled Credit Party to the extent that it would result in this guarantee constituting unlawful financial assistance within the meaning of Section 2:98 c of the Dutch Civil Code.

7.14 Luxembourg Guaranty Limitation. Notwithstanding any provision to the contrary in this Agreement, the payment obligation of any Guarantor incorporated under the laws of Luxembourg (a “Luxembourg Guarantor”) under this clause for the Guaranteed Obligations shall be limited at any time, with no double counting, to an aggregate amount not exceeding the higher of:

(i) [REDACTED – Percentage] of the sum of the Luxembourg Guarantor’s own funds (capitaux propres) (as referred to in article 34 of the Luxembourg act dated 19 December 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) and the Luxembourg Guarantor’s debt which is subordinated in right of payment (whether generally or specifically) to any claim of any Beneficiary under any of the Credit Documents, as determined in good faith by the Administrative Agent, as at the date of this Agreement; and

(ii) [REDACTED – Percentage] of the sum of the Luxembourg Guarantor’s own funds (capitaux propres) (as referred to in article 34 of the Luxembourg act dated 19 December 2002 concerning the trade and companies register and the accounting and annual accounts of undertakings, as amended) and the Luxembourg Guarantor’s debt which is subordinated in right of payment (whether generally or specifically) to any claim of any Beneficiary under any of the Credit Documents, as determined in good faith by the Administrative Agent, as on the date of payment of the Guaranty under this clause.

The above limitation shall not apply to any amounts borrowed under any Loan and in each case made available, in any form whatsoever, to the Luxembourg Guarantor or any of its (current or future) direct or indirect subsidiaries.

7.15 Irish Guarantee Limitation. This Guaranty does not apply to any liability of any Irish Domiciled Credit Party incorporated in Ireland to the extent that it would be prohibited by Section 239 of the Companies Act 2014 or would result in this guarantee constituting unlawful financial assistance within the meaning of Section 82 of the Companies Act 2014.

7.16 Swiss Guaranty Limitation. Notwithstanding anything to the contrary in this Agreement, the obligations of a Guarantor incorporated in Switzerland (a “Swiss Guarantor”) and the rights of the Administrative Agent under this Agreement are subject to the following limitations:

(a) If and to the extent the obligations assumed or the security interest granted by the Swiss Guarantor under this Agreement or any other Credit Document guarantees or secures obligations of its (direct or indirect) parent company (upstream security) or its sister companies (cross-stream security) (the “Upstream or Cross-Stream Secured Obligations”) and if and to the extent payments under this Agreement or any other Credit Document or using the proceeds from the enforcement of such security interest to discharge the Upstream or Cross-Stream Secured Obligations would constitute a repayment of capital (Einlagerückgewähr/Kapitalrückzahlung), a violation of the legally protected reserves (gesetzlich geschützte Reserven) or the payment of a (constructive) dividend (Gewinnausschüttung) under Swiss corporate law, the payments under this Agreement or any other Credit Document shall be limited to the maximum amount of the Swiss Guarantor’s freely disposable shareholder equity at the time it becomes liable including, without limitation, any statutory reserves which can be transferred into unrestricted, distributable reserves, in accordance with Swiss law (the “Maximum Amount”); provided that such limitation is required under the applicable law at that time; provided, further, that such limitation shall not free the Swiss Guarantor from its obligations in excess of the Maximum Amount, but merely postpone the performance date of those obligations until such time or times as performance is again permitted under then applicable law. This Maximum Amount of freely disposable shareholder equity shall be determined in accordance with Swiss law and applicable Swiss accounting principles, and, if and to the extent required by applicable Swiss law, shall be confirmed by the auditors of the Swiss Guarantor on the basis of an interim audited balance sheet as of that time.

(b) In respect of Upstream or Cross-Stream Secured Obligations, at the time it is required to make a payment under this Agreement or any other Credit Document, the Swiss Guarantor shall, , if and to the extent required by applicable law (including tax treaties) in force at the relevant time:

(i) procure that such payments or enforcement proceeds can be used to discharge Upstream or Cross-Stream Secured Obligations without deduction of Swiss Withholding Tax by discharging the liability to such tax by notification pursuant to applicable law rather than payment of the tax;

(ii) if the notification procedure pursuant to sub-paragraph (i) above does not apply, deduct the Swiss Withholding Tax at such rate (currently 35% at the date of this Agreement) as is in force from time to time from any such enforcement proceeds used to discharge Upstream or Cross-Stream Secured Obligations; or deduct Swiss withholding tax at the reduced rate resulting after discharge of part of such tax by notification if the notification procedure pursuant to sub-paragraph (i) above does not apply, and pay, without delay, any such taxes deducted to the Swiss Federal Tax Administration;

(iii) promptly notify the Administrative Agent that such notification or, as the case may be, deduction has been made, and provide the Administrative Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration; and

(iv) in the case of a deduction of Swiss Withholding Tax, use its best efforts to ensure that any person, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such enforcement proceeds, will, as soon as possible after such deduction,

(A) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties), and

(B) pay to the Administrative Agent upon receipt any amount so refunded.

(c) To the extent the Swiss Guarantor is required to deduct Swiss Withholding Tax pursuant to this Agreement or any other Credit Document, and if the Maximum Amount is not fully utilized, the Swiss Guarantor will be required to pay an additional amount so that after making any required deduction of Swiss Withholding Tax the aggregate net amount paid to the Administrative Agent is equal to the amount which would have been paid if no deduction of Swiss Withholding Tax had been required, provided that the aggregate amount paid (including the additional amount) shall in any event be limited to the Maximum Amount. If a refund is made to a Beneficiary, such Beneficiary shall transfer the refund so received to the Swiss Guarantor, subject to any right of set-off of such Beneficiary pursuant to the Credit Documents.

(d) The Swiss Guarantor and any holding company of the Swiss Guarantor which is a party to a Credit Document shall procure that the Swiss Guarantor will promptly take and promptly cause to be taken all and any action as soon as reasonably practicable but in any event within [REDACTED – Time Period] from the request of the Administrative Agent, including, without limitation, the following:

(i) the passing of any shareholders’ resolutions to approve the payment or other performance under this Agreement or any other Credit Document or the use of the enforcement proceeds, which may be required as a matter of Swiss mandatory law in force at the time of the enforcement of this Agreement or any other Credit Document or the security interest in order to allow a prompt use of the enforcement proceeds;

(ii) preparation of up-to-date audited balance sheet of the Swiss Guarantor;

(iii) confirmation of the auditors of the Swiss Guarantor that the relevant amount represents the Maximum Amount;

(iv) conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(v) revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(vi) to the extent permitted by applicable law, Swiss accounting standards and the Credit Documents, (i) write-up or realize any of its assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realization, however, only if such assets are not necessary for the Swiss Guarantor’s business (nicht betriebsnotwendig), and (ii) reduce its share capital to the minimum allowed under then applicable law, provided that such steps are permitted under the Credit Documents; and

(vii) all such other measures necessary or useful to allow the Swiss Guarantor to use enforcement proceeds as agreed hereunder with a minimum of limitations.

7.17 Swedish Guaranty Limitation. In relation to any Swedish Guarantor, its obligations and liabilities under any of the Credit Documents shall be limited if required by the mandatory provisions of the Swedish Companies Act in force from time to time regulating unlawful distribution of assets and transfer of value (Chapter 17, Sections 1–4), and it is understood that the obligations and liabilities of any Swedish Guarantor under any of the Credit Documents only apply to the extent permitted by the above mentioned provisions of the Swedish Companies Act.

7.18 Jersey Guaranty Waivers.

(a) Each Guarantor incorporated under the laws of Jersey (a “Jersey Guarantor”) irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law rights of droit de discussion or otherwise, to require that recourse be had to the assets of any other Borrower or any other Guarantor or other person before any claim is enforced against it in respect of its obligations under any Credit Document.

(b) Each Jersey Guarantor irrevocably and unconditionally waives and abandons any and all rights or entitlement which it has or may have under the existing or future laws of Jersey, whether by virtue of the customary law right of droit de division or otherwise, to require that any liability under the guarantee contained herein or under any Credit Document be divided or apportioned with any other person or reduced in any manner.

SECTION 8.	EVENTS OF DEFAULT

8.1 Events of Default.

(a) Each of the following is an “Event of Default”;

(1) default in the payment of principal of (or premium, if any, on) any Loan when due and payable (whether at the Maturity Date or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest upon any Loans when it becomes due and payable, and continuance of such default for a period of [REDACTED – Time Period];

(3) except as permitted by this Agreement, any Guaranty of any Significant Subsidiary required to be a Guarantor pursuant to this Agreement (or any group of Restricted Subsidiaries required to be Guarantors pursuant to this Agreement that, taken together, would constitute a Significant Subsidiary), shall for any reason cease to be, or it shall be asserted by any such Guarantor or the Borrower not to be, in full force and effect and enforceable in accordance with its terms;

(4) default in the performance, or breach, of any covenant or agreement of the Borrower or any Guarantor in this Agreement (other than (i) a covenant or agreement a default in whose performance or whose breach is specifically addressed in clause (1), (2) or (3) above or (ii) Section 5.12, which shall be subject to Section 8.1(c)), and continuance of such default or breach for a period of [REDACTED – Time Period] after written notice thereof has been given to the Borrower by the Administrative Agent or to the Borrower and the Administrative Agent by the Lenders constituting at least [REDACTED – Percentage] in aggregate principal amount of the outstanding Loans;

(5) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Loans) by the Borrower or any Restricted Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least [REDACTED – Dollar Amount] (or its foreign currency equivalent), whether such Debt now exists or shall hereafter be created, which default or defaults (A) shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or (B) shall constitute a failure to pay principal of at least [REDACTED – Dollar Amount] (or its foreign currency equivalent) on such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

(6) the entry against the Borrower or any Restricted Subsidiary that is a Significant Subsidiary of a final judgment or final judgments for the payment of money in an aggregate amount in excess of [REDACTED – Dollar Amount] (or its foreign currency equivalent), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of [REDACTED – Time Period]; or

(7) the Borrower or any Significant Subsidiary or any group of Restricted Subsidiaries of the Borrower that, taken together, would constitute a Significant Subsidiary, other than in connection with solvent reconstructions or reorganizations otherwise permitted under this Agreement, pursuant to or within the meaning of any Bankruptcy Law:

(A) commences proceedings to be adjudicated bankrupt or insolvent;

(B) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization (including by way of voluntary arrangement, scheme of arrangement or otherwise), examinership, dissolution, winding up or relief under applicable Bankruptcy Law, including any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om

företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act;

(C) consents to the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, examiner, assignee, trustee, sequestrator, examiner or other similar official of it or for all or substantially all of its property;

(D) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(E) generally is not paying its debts as they become due;

(F) commences any proceedings in relation to any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act; or

(G) takes any corporate action in furtherance of any such actions in this paragraph (7); or

(8) an involuntary case or proceeding shall be commenced or an involuntary petition, application or other originating process shall be filed with a court of competent jurisdiction under any Bankruptcy Law that seeks:

(A) to adjudicate the Borrower, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, a bankrupt or insolvent;

(B) the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator, examiner or other similar official of the Borrower, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Borrower, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(C) the liquidation, administration, dissolution, readjustment of debt, reorganization, examinership or winding up of the Borrower, or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, including any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act; or

(D) any reconstruction (Sw. företagsrekonstruktion) under the Swedish Act on Reconstruction (Sw. Lag om företagsrekonstruktion (1996:764)), bankruptcy (Sw. konkurs) under the Swedish Bankruptcy Act (Sw. Konkurslag (1987:672)) or winding-up or dissolution (Sw. likvidation) under the Swedish Companies Act, in respect of any Swedish Guarantor;

and (x) other than with respect to a petition, application or other originating process referenced in the following clause (y), such case, proceeding, petition, application or other process shall continue undismissed and unstayed for [REDACTED – Time Period] or an order or decree approving or ordering any of the foregoing shall be entered and (y) with respect to any non-U.S. or non-Canadian-domiciled Credit Party, this clause (8) shall not apply to any petition, application or other originating process which is frivolous or vexatious and is discharged, stayed or dismissed within [REDACTED – Time Period] of commencement;

(9) any representation or warranty made or deemed made by any Credit Party in any Credit Document, or any representation, warranty, or certification contained in any certificate furnished by the Borrower or any other Credit Party in connection with or pursuant to any Credit Document, shall prove to have been false in any material respect when so made, deemed made or furnished;

(10) (i) a trustee shall be appointed by a U.S. district court to administer any Pension Plan, (ii) an ERISA Event or ERISA Events shall have occurred, (iii) the Borrower or any of its Subsidiaries shall engage in any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code) involving any Pension Plan, or (iv) the applicable pension regulator appoints a replacement administrator for any Canadian Pension Plan; and in each case in clauses (i) through (iv) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect;

(11) in case of any Material Subsidiary incorporated in Switzerland, it is overindebted (überschuldet), or the last balance sheet shows that half of the share capital and the legal reserves are no longer covered (hälftiger Kapitalverlust) within the meaning of article 725 of the Swiss Code of Obligations, or it has initiated or is otherwise subject to (i) any bankruptcy proceedings (Konkurs), (ii) any proceedings leading to a provisional or definitive payment moratorium (provisorische or definitive Nachlassstundung), (iii) any proceedings leading to any emergency moratorium (Notstundung), or (iv) any proceeding for a postponement of bankruptcy pursuant to article 725a of the Swiss Code of Obligations (Konkursaufschub).

(b) In the event of a declaration of acceleration of the Loans solely because an Event of Default described in clause (5) of Section 8.1(a) has occurred and is continuing, the declaration of acceleration of the Loans shall be automatically rescinded and annulled if:

(1) the default triggering such Event of Default pursuant to clause (5) of Section 8.1(a) shall be remedied or cured by the Borrower or any of its Restricted Subsidiaries or waived by the holders of the relevant Debt within [REDACTED – Time Period] after the declaration of acceleration with respect thereto; and

(2) (A) the rescission and annulment of the acceleration of the Loans would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Administrative Agent for the payment of principal, premium, if any, or interest due on the Loans and (B) all existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Loans that became due solely because of the acceleration of the Loans, have been cured or waived.

(c) In the event of a default in the performance, or breach of any covenant or agreement of the Borrower of any Guarantor of Section 5.12, the outstanding Loans shall become subject to the optional redemption terms and call protection provisions applicable to the Exchange Notes pursuant to Section 2.11(c).

8.2 Acceleration.

(a) If an Event of Default (other an Event of Default specified in clause (7) or (8) of Section 8.1(a) with respect to the Borrower) occurs and is continuing, the Administrative Agent by written notice to the Borrower, specifying the Event of Default, or the Lenders of at least [REDACTED – Percentage] in aggregate principal amount of the then outstanding Loans by written notice to the Borrower and the Administrative Agent, may, and the Administrative Agent at the written request of such Lenders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Loans to be due and payable immediately. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, shall be due and payable immediately.

(b) If an Event of Default specified in clause (7) or (8) of Section 8.1(a) occurs with respect to the Borrower and is continuing, the principal of, premium, if any, and accrued and paid interest, if any, on all the Loans shall become and be immediately due and payable without any declaration or other act on the part of the Administrative Agent or any Lenders.

8.3 Other Remedies. If an Event of Default occurs and is continuing, the Administrative Agent may pursue any available remedy to collect the payment of principal, premium, if any, and interest, if any, on the Loans or to enforce the performance of any provision of this Agreement.

A delay or omission by the Administrative Agent or any Lender in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

8.4 Waiver of Past Defaults. The Requisite Lenders may on behalf of all Lenders waive any past Default or Event of Default and its consequences hereunder, except a Default or Event of Default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any Loans, or

(2) in respect of a covenant or provision hereof which under this Agreement cannot be modified or amended without the consent of the affected Lenders,

each of which, for the avoidance of doubt, shall require the consent of all Lenders.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Agreement, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

8.5 Application of Proceeds. If the Administrative Agent collects any money or property pursuant to this Section 8, it shall pay out the money in the following order:

(1) to the Administrative Agent and its agents and attorneys for amounts due under Section 10.5, including payment of all reasonable compensation, expenses and liabilities incurred, and all advances made, by the Administrative Agent and the costs and expenses of collection;

(2) to the Lenders for amounts due and unpaid on the Loans for principal, premium, if any, and interest, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Loans for principal, premium, if any, and interest, if any, respectively; and

(3) to the Borrower or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

SECTION 9.	AGENTS

9.1 Authorization and Action.

(a) Each Lender (in its capacity as such) hereby irrevocably appoints GS to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents, as applicable, for the benefit of the Lenders, and each such Lender irrevocably authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under this Agreement and the other Credit Documents as are delegated to such Administrative Agent by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto. As to any matters not expressly provided for by the Credit Documents (including, without limitation, enforcement or collection of the Loan Notes or Loans), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Requisite Lenders (or, if required hereby, all Lenders), and such instructions shall be binding upon all Lenders and all holders of Loan Notes; provided, however, that Administrative Agent shall not be required to take any action that exposes such Administrative Agent to personal liability or that is contrary to this Agreement or applicable law.

(b) [Reserved].

(c) The Administrative Agent may execute any of its duties under this Agreement or any other Credit Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent may also from time to time, when such Administrative Agent deems it to be necessary or desirable, perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent (each, a “Supplemental Administrative Agent”). The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. Should any instrument in writing from the Borrower or any other Credit Party be required by any Supplemental Administrative Agent so appointed by the Administrative Agent to more fully or certainly vest in and confirm to such Supplemental Administrative Agent such rights, powers, privileges and duties, the Borrower shall, or shall cause such Credit Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent. If any Supplemental Administrative Agent, or successor thereto, shall die, become incapable of acting, resign or be removed, all rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by applicable law, shall automatically vest in and be exercised by the Administrative Agent until the appointment of a new Supplemental Administrative Agent. The exculpatory provisions of this Section 9 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.2 Administrative Agent’s Reliance, Etc. Neither the Administrative Agent nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with the Credit Documents, (i) with the consent or at the request of the Requisite Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Administrative Agent shall believe in good faith shall be necessary) or (ii) in the absence of such Administrative Agent’s own gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable judgment. Without limitation to the generality of the foregoing, the Administrative Agent: (a) may treat the payee of any Loan Note as the holder thereof until, in the case of the Administrative Agent, the Administrative Agent receives and accepts an Assignment Agreement entered into by the Lender that is the payee of such Loan Note, as assignor, and an Eligible Assignee, as assignee as provided in Section 10.4; (b) may consult with legal counsel (including counsel for any Credit Party), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (c) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations (whether written or oral) made in or in connection with the Credit Documents; (d) shall not have any duty to ascertain or to inquire as to the performance, observance or satisfaction of any of the terms, covenants or conditions of any Credit Document on the part of any Credit Party or the existence at any time of any Default under the Credit Documents or to inspect the property (including the books and records) of any Credit Party, and shall be deemed to have no knowledge of any Default or Event of Default unless such Administrative Agent shall have received notice thereof in writing from a Lender or a Credit Party stating that a Default or Event of Default has occurred and specifying the nature thereof; (e) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Credit Document or any other instrument or document furnished pursuant thereto; (f) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing; (g) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Requisite Lenders (or such other number or percentage of Lenders as shall be expressly provided for herein or in the other Credit Documents) (provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose such Administrative Agent to liability or that is contrary to any Credit Document or applicable law, including for the avoidance of doubt, any action that may be in violation of the automatic stay or similar provision under any Debtor Relief Law) and (h) shall incur no liability under or in respect of any Credit Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by facsimile, electronic mail or Internet or intranet posting or other distribution) believed by it to be genuine and signed or sent by the proper party or parties.

9.3 GS and its Affiliates.With respect to its Commitments, the Loans made by it and the Loan Notes issued to it, if any, GS shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent; and the term “Lender” shall, unless otherwise expressly indicated, include GS in its individual capacity. GS and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of, accept investment banking engagements from and generally engage in any kind of business with, any Credit Party, any subsidiaries of any Credit Party and any Person that may do business with or own securities of any Credit Party or any such Subsidiary, all as if GS was not the Administrative Agent and without any duty to account therefor to the Lenders. The Administrative Agent shall not have any duty to disclose any information obtained or received by it or any of its Affiliates relating to any Credit Party or any subsidiaries of any Credit Party to the extent such information was obtained or received in any capacity other than as such Administrative Agent.

9.4 Lender Credit Decision. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on the financial statements referred to in Section 5.4 and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement.

9.5 Indemnification of Administrative Agent.

(a) Each Lender severally agrees to indemnify the Administrative Agent or any Related Party (in each case, to the extent not reimbursed by the Borrower) from and against such Lender’s Pro Rata Share (to be determined on the basis of the Outstanding Amount of all Loans outstanding at such time) of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits or other proceedings, reasonable and documented out-of-pocket costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Administrative Agent or any Related Party in any way relating to or arising out of the Credit Documents or any action taken or omitted by the Administrative Agent or any Related Party under the Credit Documents (collectively, the “Indemnified Costs”); provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits or other proceedings, costs, expenses or disbursements resulting from the Administrative Agent’s or any Related Party’s gross negligence, bad faith or willful misconduct as found in a final non-appealable judgment by a court of competent jurisdiction. Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent or any Related Party promptly upon demand for its Pro Rata Share of any costs and expenses (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) (including, without limitation, reasonable fees and expenses of counsel) payable by the Borrower under Section 10.5, to the extent that the Administrative Agent or any Related Party is not promptly reimbursed for such costs and expenses by the Borrower. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Costs, this Section 9.5 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person. The obligations of the Lenders under this subsection (a) are subject to the provisions of Section 2.1(a).

(b) The failure of any Lender to reimburse the Administrative Agent or any Related Party, as the case may be, promptly upon demand for its Pro Rata Share of any amount required to be paid by the Lenders to the Administrative Agent or any Related Party, as the case may be, as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse the Administrative Agent or Related Party, as the case may be, for its Pro Rata Share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse the Administrative Agent or Related Party, as the case may be, for such other Lender’s Pro Rata Share of such amount. Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 9.5 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the other Credit Documents.

9.6 Successor Administrative Agent. (a) The Administrative Agent may resign or, if it or its controlling Affiliate thereof is subject to a Distress Event, be removed by the Borrower or the Requisite Lenders, in each case, at any time by giving [REDACTED – Time Period] written notice thereof to the Lenders and the Borrower. Upon any such resignation or removal as Administrative Agent, the Requisite Lenders shall have the right to appoint a successor Administrative Agent that is not a Disqualified Person which successor Administrative Agent (unless an Event of Default has occurred and is continuing at the time of such appointment), shall be subject to approval by the Borrower (which approval shall not be unreasonably withheld if such successor Administrative Agent is a commercial bank with a combined capital and surplus of at least [REDACTED – Dollar Amount] and otherwise may be withheld in the Borrower’s sole discretion). If no successor Administrative Agent shall have been so appointed by the Requisite Lenders, and shall have accepted such appointment, [REDACTED – Time Period]after the retiring Administrative Agent’s giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent that is not a Disqualified Person, subject to approval by the Borrower in accordance with the preceding sentence. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under the Credit Documents; provided that the Borrower shall have no obligation to pay any fee to any successor Administrative Agent that is greater than or in addition to the fees payable to the Administrative Agent on the Closing Date. If within [REDACTED – Time Period] after written notice is given of the retiring Administrative Agent’s resignation under this Section 9.6 no successor Administrative Agent shall have been appointed and shall have accepted such appointment, then on such [REDACTED – Time Period] (a) the retiring Administrative Agent’s resignation shall become effective, (b) the retiring Administrative Agent shall thereupon be discharged from its duties and obligations under the Credit Documents and (c) the Requisite Lenders shall thereafter perform all duties of the retiring Administrative Agent under the Credit Documents (and, except for any indemnity payments or other amount then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through such Administrative Agent shall instead be made by or to each Lender directly) until such time, if any, as the Requisite Lenders appoint a successor Administrative Agent that is not a Disqualified Person as provided above. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent shall have become effective, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

9.7 Arrangers and Documentation Agents Have No Liability. It is understood and agreed that none of the Arrangers or any Documentation Agent shall have any duties, responsibilities or liabilities under or in respect of this Agreement whatsoever.

9.8 Administrative Agent May File Proofs of Claim.

(a) In case of the pendency of any receivership, insolvency, liquidation, examinership, bankruptcy, reorganization, arrangement, adjustment, composition or judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.9 and 10.5) allowed in such judicial proceeding; and

(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator, examiner or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and their respective agents and counsel, and any other amounts due the Administrative Agent under Section 2.9 and Section 10.5.

(b) Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

9.9 Guaranty Matters.

(a) Without limiting the provisions of Section 9.8 or Section 10.18, the Lenders irrevocably authorize the Administrative Agent, at the Administrative Agent’s option and in the Administrative Agent’s discretion to release any Guarantor from its obligations under the applicable Guaranty if such Person ceases to be a Restricted Subsidiary as a result of a transaction permitted hereunder.

(b) Upon request by the Administrative Agent at any time, the Requisite Lenders (or, if necessary, all Lenders) will confirm in writing the authority of the Administrative Agent to release any Guarantor from its obligations under the applicable Guaranty pursuant to this Section 9.9. In each case as specified in this Section 9.9, the Administrative Agent will, at the Borrower’s expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to release such Guarantor from its obligations under the applicable Guaranty, in each case in accordance with the terms of the Credit Documents and this Section 9.9.

9.10 Withholding. To the extent required by any applicable law, any Administrative Agent may withhold from any payment to any Lender an amount equivalent to any withholding Tax applicable to such payment. If any Governmental Authority asserts a claim that an Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason, or an Administrative Agent has paid over to any Governmental Authority’s applicable withholding Tax relating to a payment to a Lender but no deduction has been made from such payment, such Lender shall indemnify such Administrative Agent fully for all amounts paid, directly or indirectly, by such Administrative Agent as Tax or otherwise, including any penalties or interest and together with any and all expenses incurred, unless such amounts have been indemnified by any Credit Party or the relevant Lender. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Credit Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 9.10. Each party’s obligations under this Section 9.10 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Credit Document.

SECTION 10.	MISCELLANEOUS

10.1 Notices; Communications.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.1(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, in each case, as follows:

(i) if to any Credit Party or the Administrative Agent, to the address, facsimile number, e-mail address or telephone number specified for such Person on Schedule 10.1; and

(ii) if to any other Lender, to the address, facsimile number, e-mail address or telephone number specified in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications hereunder by electronic communications pursuant to procedures approved by them; provided that approval of such procedures may be limited to particular notices or communications.

(c) Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received. Notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 10.1(b) shall be effective as provided in such Section 10.1(b).

(d) Any party hereto may change its address, facsimile number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

(e) Documents required to be delivered pursuant to Section 5.4 (to the extent any such documents are included in materials otherwise filed with the SEC or SEDAR) may be delivered electronically (including as set forth in Section 10.17) and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower files such documents or provides a link thereto on its website on the internet at the website address listed on Schedule 10.1 or (ii) on which such documents are posted on the Borrower’s behalf on an internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, governmental, regulatory agency, third-party website or whether sponsored by the Administrative Agent); provided that, upon reasonable request by the Administrative Agent, the Borrower shall also provide a hard copy to the Administrative Agent of any such document; provided, further, that any documents posted for which a link is provided after normal business hours for the recipient shall be deemed to have been given at the opening of business on the next Business Day for such recipient. The Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Credit Parties with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

10.2 Survival of Agreement. All covenants, agreements, representations and warranties made by the Credit Parties herein, in the other Credit Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Credit Document shall be considered to have been relied upon by the Lenders and shall survive the making by the Lenders of the Loans, the execution and delivery of the Credit Documents, regardless of any investigation made by such persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any other amount payable under this Agreement or any other Credit Document is outstanding and unpaid and so long as the Commitments have not been terminated. Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Section 2.16, Section 2.17 and Section 10.5) shall survive the payment in full of the principal and interest hereunder and the termination of the Commitments or this Agreement.

10.3 Binding Effect. This Agreement shall become effective when it has been executed by the Borrower, the Guarantors and the Administrative Agent and when the Administrative Agent has received copies hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the Borrower, the Guarantors, the Administrative Agent, each Lender and their respective permitted successors and assigns.

10.4 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) except as otherwise expressly permitted under Sections 5.1 and 6.4, the Borrower may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 10.4. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (d) of this Section 10.4) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement or the other Credit Documents.

(b) (i) Subject to the conditions set forth in paragraph (b)(ii) of this Section 10.4, any Lender (in such capacity, an “Assignor”) may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement including all or a portion of its Commitments and the Loans at the time owing to it.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the Assignor’s Commitments or Loans, the amount of the Commitments or Loans of the Assignor subject to each such assignment (determined as of the date the Assignment Agreement with respect to such assignment is delivered to the Administrative Agent) shall not be less than [REDACTED – Dollar Amount] unless the Borrower and the Administrative Agent otherwise consent; provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds (with simultaneous assignments to or by two or more Approved Funds shall be treated as one assignment for purposes of meeting the minimum assignment amount requirement), if any;

(B) [reserved];

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment Agreement via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and, except in the case of an assignment by a Lender to one of its Approved Funds, shall pay to the Administrative Agent a processing and recordation fee of [REDACTED – Dollar Amount] (which fee may be waived or reduced in the sole discretion of the Administrative Agent);

(D) the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any tax forms required to be delivered pursuant to Section 2.17;

(E) the Assignor shall deliver to the Administrative Agent any Loan Note issued to it with respect to the assigned Loan;

(F) the Assignor may only assign or otherwise transfer such rights or obligations so long as there will be at least two Lenders after doing so; and

(G) the Administrative Agent shall have carried out all “know your customer” or other similar checks which it is required to comply with in relation to the assignment to the Eligible Assignee.

For the purposes of this Section 10.4, “Approved Fund” means any Person (other than a natural Person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section 10.4, from and after the effective date specified in each Assignment Agreement, the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment Agreement, have the rights and obligations of a Lender under this Agreement, and the Assignor thereunder shall, to the extent of the interest assigned by such Assignment Agreement, be released from its obligations under this Agreement (and, in the case of an Assignment Agreement covering all of the Assignor’s rights and obligations under this Agreement, such Assignor shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 2.16, Section 2.17 and Section 10.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 10.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 10.4.

(iv) The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices a copy of each Assignment Agreement delivered to it and the Register. The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender (solely with respect to such Lender’s Loans) at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of a duly completed Assignment Agreement executed by an Assignor and an Eligible Assignee, the Eligible Assignee’s completed Administrative Questionnaire (unless the Eligible Assignee shall already be a Lender hereunder), all applicable tax forms, any Loan Note outstanding with respect to an assigned Loan, the processing and recordation fee referred to in paragraph (C) of Section 10.4(b)(ii), the satisfaction of all “know your customer” checks referred to in paragraph (G) of Section 10.4(b)(ii) and any written consent to such assignment required by paragraph (b) of this Section 10.4, the Administrative Agent promptly shall accept such Assignment Agreement and record the information contained therein in the Register. No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph (b)(v).

(c) By executing and delivering an Assignment Agreement, the Assignor thereunder and the Eligible Assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such Assignor warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any Lien or other adverse claim and that the outstanding balances of its Loans without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment Agreement; (ii) except as set forth in clause (i) above, such Assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower or any Subsidiary of any of their respective obligations under this Agreement, any other Credit Document or any other instrument or document furnished pursuant hereto; (iii) the Eligible Assignee represents and warrants that it is legally authorized to enter into such Assignment Agreement; (iv) the Eligible Assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.4, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment Agreement; (v) the Eligible Assignee will independently and without reliance upon the Administrative Agent, such Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) the Eligible Assignee appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent by the terms of this Agreement, together with such powers as are reasonably incidental thereto; and (vii) the Eligible Assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d) (i) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations (including in the bankruptcy or similar event of the Lender) and (C) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Credit Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Credit Documents; provided that (x) such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to Section 10.4(b) or clauses (i), (ii), (iii) or (v) of the proviso to Section 10.8(b) and (2) directly affects such Participant and (y) no other agreement with respect to amendment, modification or waiver may exist between such Lender and such Participant. Subject to clause (d)(ii) of this Section 10.4, the Borrower agrees that each Participant shall be entitled to the benefits of Section 2.16 and Section 2.17 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 10.4. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.6 as though it were a Lender; provided that such Participant shall be subject to Section 2.4 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.16 or Section 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.

(e) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central banking authority and in the case of any Lender that is an Approved Fund, any pledge or assignment to any holders of obligations owed, or securities issued, by such Lender, including to any trustee for, or any other representative of, such holders, and this Section 10.4 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Eligible Assignee for such Lender as a party hereto (including in the bankruptcy or similar event of the Lender).

(f) The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Loan Notes to any Lender requiring Loan Notes to facilitate transactions of the type described in paragraph (e) of this Section 10.4.

(g) [Reserved].

(h) Notwithstanding the foregoing, no assignment may be made or participation sold to a Disqualified Person without the prior written consent of the Borrower, and any assignment made or participation sold to a Disqualified Person shall be without effect and void. Notwithstanding anything herein to the contrary, the Administrative Agent shall have no responsibility for, or liability in connection with, monitoring or enforcing the prohibition on assignments or participations to Disqualified Persons.

(i) Notwithstanding anything to the contrary contained in this Agreement, any Lender may assign all or a portion of its Loans to the Borrower or any Restricted Subsidiary; provided that:

(i) the Assignor and the Purchasing Borrower Party purchasing such Lender’s Loans, as applicable, shall execute and deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit H (an “Affiliated Lender Assignment Agreement”) in lieu of an Assignment Agreement;

(ii) such assignment shall be made pursuant to a Dutch Auction open to all Lenders on a pro rata basis;

(iii) any Loans assigned to any Purchasing Borrower Party shall be automatically and permanently cancelled upon the effectiveness of such assignment and will thereafter no longer be outstanding for any purpose hereunder;

(iv) immediately after giving effect to any such purchase, no Default or Event of Default shall exist;

(v) the applicable Purchasing Borrower Party shall in the relevant offer document delivered by it with respect to such Dutch Auction and at the time of consummation of any purchase of Loans pursuant thereto affirm the representation that it is not in possession of any material non-public information with respect to the Borrower and its subsidiaries that has not been disclosed to the Administrative Agent and the Lenders that are not Public Lenders and that would reasonably be expected to have a material effect on such Lender’s decision to assign such Loans; and

(vi) the aggregate outstanding principal amount of the Loans shall be deemed reduced by the full par value of the aggregate principal amount of the Loans purchased pursuant to this Section 10.4(i) and each principal repayment installment with respect to the Loans shall be reduced pro rata by the aggregate principal amount of Loans purchased.

10.5 Expenses; Indemnity.

(a) The Borrower agrees to pay all reasonable, documented or invoiced out-of-pocket expenses (including Other Taxes) incurred by the Administrative Agent and each Arranger in connection with the preparation of this Agreement and the other Credit Documents and in connection with the syndication and distribution of the credit facilities provided for therein, or by the Administrative Agent (and in the case of enforcement of this Agreement, the Administrative Agent and the Lenders) in connection with the preparation, execution and delivery, amendment, modification, waiver or enforcement of this Agreement or in connection with the administration of this Agreement and any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the Transactions hereby contemplated shall be consummated), including the reasonable, documented and invoiced fees, charges and disbursements of one primary outside counsel for the Administrative Agent and the Arrangers (and in the case of enforcement of this Agreement, the Administrative Agent and the Lenders), one firm of local counsel in each appropriate jurisdiction and, in the case of any actual or perceived conflict of interest, one additional firm of counsel for the Administrative Agent and the Arrangers (and in the case of enforcement of this Agreement, the Lenders).

(b) The Borrower agrees to indemnify and hold harmless the Administrative Agent, each Arranger, each Lender, each of their respective Affiliates (including, without limitation, controlling persons) and each of their respective directors, officers, employees, agents, advisors, controlling persons, equityholders, partners, members and other representatives and each of their respective successors and permitted assigns (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all joint and several actions, suits, judgments and other proceedings, investigations, inquiry, losses, claims, damages, liabilities, obligations, penalties and reasonable and documented out-of-pocket expenses, costs or disbursements (including reasonable, documented and invoiced fees, charges and disbursements of one primary outside counsel for all Indemnitees, taken as a whole, and, if reasonably necessary, a single outside local counsel in each appropriate jurisdiction (which may include a single special counsel in multiple jurisdictions) for all Indemnitees taken as a whole (and, in the case of an actual or perceived conflict of interest, an additional counsel for all Indemnitees subject to such conflict taken as a whole)), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Credit Document, the performance by the parties hereto and thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby, (ii) the use or proposed use of the proceeds of the Loans or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and regardless of whether such matter is initiated by a third party or by the Borrower or any of its subsidiaries or Affiliates or Related Parties; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (A) are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from (1) the gross negligence, bad faith, fraud or willful misconduct of, or breach of applicable law by, such Indemnitee or any of its Related Parties or (2) a material breach in bad faith of the obligations of such Indemnitee hereunder or (B) result from any proceeding solely between or among Indemnitees that does not involve an act or omission by the Borrower or the Restricted Subsidiaries (other than claims against the Administrative Agent or any Arranger in its capacity or in fulfilling its role as the Administrative Agent or an Arranger or any similar role hereunder (excluding its role as a Lender)).

(c) Subject to and without limiting the generality of the foregoing sentence, the Borrower agrees to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable, documented and invoiced fees, charges and disbursements of one firm of counsel for all Indemnitees, taken as a whole, and, if necessary, one firm of local counsel in each appropriate jurisdiction (which may include a single special counsel in multiple jurisdictions) for all Indemnitees subject to such conflict taken as a whole (and, in the case of an actual or perceived conflict of interest, an additional counsel for all Indemnitees taken as a whole) and reasonable, documented and invoiced consultant fees, in each case, incurred by or asserted against any Indemnitee arising out of, relating to, or as a result of any claim or liability related to Environmental Laws and the Borrower or any of the Restricted Subsidiaries, or any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on or from any property currently or formerly owned by the Borrower or any of its Restricted Subsidiaries; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith, fraud or willful misconduct of, or breach of applicable law by, such Indemnitee or any of its Related Parties.

(d) Except as expressly provided in Section 10.5(a) with respect to Other Taxes, which shall not be duplicative with any amounts paid pursuant to Section 2.17, this Section 10.5 shall not apply to Taxes other than any Taxes that represent losses or damages from any non-Tax claim.

(e) To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof; provided that nothing in this Section 10.5(e) shall limit the Borrower’s indemnity and reimbursement obligations to the extent that such special, indirect, consequential or punitive damages are included in any claim by a third party unaffiliated with the applicable Indemnitee with respect to which the applicable

Indemnitee is entitled to indemnification as set forth in this Section 10.5. Notwithstanding anything herein to the contrary, no Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through telecommunications, electronic or other information transmission systems, except to the extent such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith or gross negligence of such Indemnitee, in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby.

(f) The agreements in this Section 10.5 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations and the termination of this Agreement. All amounts due under this Section 10.5 shall be payable on written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

10.6 Right of Set-off. If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrower or any Guarantor against any of and all the obligations of the Borrower or any Guarantor now or hereafter existing under this Agreement or any other Credit Document held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement or such other Credit Document and although the obligations may be unmatured. The rights of each Lender under this Section 10.6 are in addition to other rights and remedies (including other rights of set-off) of such Lender that may be exercised only at the direction of the Administrative Agent or the Requisite Lenders.

10.7 Governing Law. THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS (OTHER THAN AS EXPRESSLY SET FORTH IN OTHER CREDIT DOCUMENTS) AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT OR THE CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

10.8 Waivers; Amendment.

(a) No failure or delay of the Administrative Agent or any Lender in exercising any right or power hereunder or under any Credit Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under the other Credit Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Credit Document or consent to any departure by the Borrower or any other Credit Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 10.8, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower or any other Credit Party in any case shall entitle such Person to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any other Credit Document nor any provision hereof or thereof may be waived, amended or modified except (y) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Requisite Lenders, and (z) in the

case of any other Credit Document, pursuant to an agreement or agreements in writing entered into by each party thereto and the Administrative Agent and consented to by the Requisite Lenders; provided, however, that no such agreement shall:

(i) decrease, forgive, waive or excuse the principal amount of, or any interest (other than Default Rate interest) on, or any premiums or fees in respect of, or extend the final maturity of, or decrease the rate of interest on, any Loan (other than by waiver or modification of a condition precedent, mandatory prepayment, Default, Event of Default, financial ratio or covenant), without the prior written consent of each Lender directly affected thereby;

(ii) increase or extend the Commitment of any Lender or decrease, forgive, waive or excuse the fees of any Lender or fees of the Administrative Agent without the prior written consent of such Lender or Administrative Agent, as applicable (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default shall not constitute an increase or extension of the Commitments of any Lender);

(iii) postpone any date fixed by this Agreement or any other Credit Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Credit Document without written consent of each Lender adversely affected thereby;

(iv) amend or modify the provisions of this Section 10.8 or the definition of the term “Requisite Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender (it being understood that, with the consent of the Requisite Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Requisite Lenders on substantially the same basis as the Loans and Commitments are included on the Closing Date);

(v) except as provided in Section 10.18, release all or substantially all of the value of the guarantees under this Agreement, without the prior written consent of each Lender;

(vi) amend the provisions of Section 2.14 of this Agreement or any analogous provision of any other Credit Document, in a manner that would by its terms alter the pro rata sharing of payments required thereby, without the consent of each Lender adversely affected thereby;

(vii) amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent acting as such at the effective date of such agreement, as applicable;

(viii) change the coin or currency in which the principal of any Loan or the interest thereon is payable pursuant to Section 2.1 or 2.6, without the prior written consent of each Lender directly affected thereby;

(ix) amend Section 5.12 without the prior written consent of each Lender.

Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 10.8 and any consent by any Lender pursuant to this Section 10.8 shall bind any assignee of such Lender.

(c) [Reserved].

(d) [Reserved].

(e) [Reserved].

(f) Notwithstanding the foregoing, the Administrative Agent, with the consent of the Borrower, may amend, modify or supplement any Credit Document without the consent of any Lender or the Requisite Lenders in order to correct, amend or cure any ambiguity, inconsistency or defect or correct any typographical error or other manifest error in any Credit Document; provided that the Administrative Agent shall promptly give the Lenders notice of any such amendment, modification or supplement.

10.9 Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender, shall be limited to the Maximum Rate; provided that such excess amount shall be paid to such Lender on subsequent payment dates to the extent not exceeding the legal limitation.

10.10 Entire Agreement. This Agreement, the other Credit Documents and the agreements regarding certain fees referred to herein constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Credit Documents. Notwithstanding the foregoing, the Fee Letter shall survive the execution and delivery of this Agreement and remain in full force and effect. Nothing in this Agreement or in the other Credit Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Credit Documents.

10.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

10.12 Severability. In the event any one or more of the provisions contained in this Agreement or in any other Credit Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

10.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 10.3. Delivery of an executed counterpart to this Agreement by facsimile or other electronic transmission (e.g., “PDF” or “TIF”) shall be as effective as delivery of a manually signed original.

10.14 Headings. Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

10.15 Jurisdiction; Consent to Service of Process.

(a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York County, and any appellate court from any thereof (collectively, “New York Courts”) in any action or proceeding arising out of or relating to this Agreement or the other Credit Documents (other than as expressly set forth in other Credit Documents), or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York Court or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Credit Documents in the courts of any jurisdiction, except that each of the Credit Parties agrees that (a) it will not bring any such action or proceeding in any court other than New York Courts (it being acknowledged and agreed by the parties hereto that any other forum would be inconvenient and inappropriate in view of the fact that more of the Lenders who would be affected by any such action or proceeding have contacts with the State of New York than any other jurisdiction), and (b) in any such action or proceeding brought against any Credit Party in any other court, it will not assert any cross-claim, counterclaim or setoff, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Credit Party from asserting or seeking the same in the New York Courts.

(b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Credit Documents in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each Credit Party hereby irrevocably and unconditionally:

(i) appoints the Borrower, with an office specified in Schedule 10.1, as the authorized agent (in such capacity, the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein.

(ii) agrees that service of process in any such action or proceeding may be effected by delivering a copy of such process to the Credit Parties in the care of the Authorized Agent at such Authorized Agent’s above address, and by mailing a copy thereof by registered or certified mail (or substantially similar form of mail), postage prepaid, to the Credit Parties at the address set forth in Schedule 10.1.

(d) Each Credit Party hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as agent for service of process, and each Credit Party agrees to take any and all actions that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon such Credit Party.

10.16 Confidentiality. Each of the Lenders and the Administrative Agent agrees that it shall maintain in confidence any information relating to the Borrower and any of the subsidiaries furnished to it by or on behalf of the Borrower or any of the subsidiaries (other than information that (a) has become generally available to the public other than as a result of a disclosure by such party, (b) has been independently developed by such Lender or such Administrative Agent without violating this Section 10.16, as evidenced by its written records, or (c) was available to such Lender or such Administrative Agent from a third party having, to such Person’s knowledge, no obligations of confidentiality to the Borrower or any other Credit Party) and shall not reveal the same other than to its respective officers, directors, employees, stockholders, partners, members, accountants, attorneys, agents, representatives and advisors with a need to know or to any Person that approves or administers the Loans on behalf of such Lender or such Administrative Agent (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), except: (A) to the extent necessary to comply with law or any legal, judicial or administrative process, as otherwise required by law or the requests of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (B) as part of normal reporting or review procedures to, or examinations by, Governmental Authorities or self-regulatory authorities including the National Association of Insurance Commissioners or the National Association of Securities Dealers, Inc., (C) to its parent companies, Affiliates or auditors (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), (D) in order to enforce its rights under any Credit Document in a legal proceeding, (E) to any pledge under Section 10.4(e) or any other prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such Person shall have been instructed to keep the same confidential in accordance with this Section 10.16), (F) to any direct or indirect contractual counterparty in Hedge Agreements or such contractual counterparty’s professional advisor (so long as such contractual counterparty or professional advisor to such contractual counterparty agrees to be bound by the provisions of this Section 10.16), (G) with any Borrower’s prior consent and (H) on a confidential basis to (x) any rating agency in connection with rating the Borrower or any of its subsidiaries or the Loans hereunder, the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Senior Secured Loans or (y) market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent in connection with the administration and management of this Agreement and the other Credit Documents. Notwithstanding the foregoing, no such information shall be disclosed to a Disqualified Person that constitutes a Disqualified Person at the time of such disclosure without the Borrower’s prior written consent.

10.17 Platform; Borrower Materials. The Borrower hereby acknowledges that (a) the Administrative Agent or the Arrangers will make available to the Lenders materials or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”), and (b) certain of the Lenders may be Public Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (a) all the Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, means that the word “PUBLIC” shall appear prominently on the first page thereof, (b) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, each Arranger and the Lenders to treat the Borrower Materials as either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of Canadian securities laws, (c) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor”; and (d) the Administrative Agent and the Arrangers shall be entitled to treat the Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

10.18 Release of Guarantees.

(a) The Administrative Agent and the Lenders hereby irrevocably agree that a Guarantor shall be released from the guarantees upon consummation of any transaction not prohibited hereunder resulting in such Guarantor ceasing to constitute a Guarantor or otherwise a Subsidiary (and the Administrative Agent may rely conclusively on a certificate to that effect provided to it by an Authorized Officer of the Borrower upon its reasonable request without further inquiry).

(b) Notwithstanding anything to the contrary contained herein or in any other Credit Document, the Lenders hereby irrevocably authorize the Administrative Agent to execute and deliver any instruments, documents, and agreements and take any action necessary or desirable to evidence and confirm the release of any Guarantor pursuant to the foregoing provisions of this Section 10.18, all without the requirement of notice to or the further consent or joinder of any Lender. Any representation, warranty or covenant contained in any Credit Document relating to any Guarantor shall no longer be deemed to be made. In connection with any release hereunder, the Administrative Agent shall promptly (and the Lenders hereby authorize the Administrative Agent to) take such action and execute any such documents as may be reasonably requested by the Borrower, at the Borrower’s expense, in connection with the release of such Guarantor.

(c) Notwithstanding anything to the contrary contained herein or any other Credit Document, when all Obligations (other than any contingent or indemnification obligations not yet due and payable and for which no claim has been asserted) have been paid in full in cash or equivalents thereof, all Commitments have terminated or expired, upon request of the Borrower and/or the Administrative Agent, as applicable, shall (without notice to, or vote or consent of, any Lender) take such actions (and each Lender hereby authorizes the Administrative Agent to take such actions) as shall be required to release all obligations under any Credit Document, whether or not on the date of such release there may be any contingent or indemnification obligations not yet due and payable and for which no claim has been asserted. Any such release of Obligations shall be deemed subject to the provision that such Obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, examinership, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, examiner, intervenor or conservator of, or trustee or similar officer for, the Borrower or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.

10.19 Judgment. The Obligations of the Borrower due to any party hereto shall, notwithstanding any judgment in a currency (the “judgment currency”) other than Dollars, be discharged only to the extent that on the Business Day following receipt by such party of any sum adjudged to be so due in the judgment currency such party may, in accordance with normal banking procedures, purchase Dollars with the judgment currency; if the amount of Dollars so purchased is less than the sum originally due to such party in Dollars, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such party against such loss, if the amount of Dollars so purchased exceeds the sum originally due to any party to this Agreement, such party agrees to remit to the Borrower, such excess.

10.20 USA PATRIOT Act Notice. Each Lender that is subject to the USA PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Credit Party, which information includes the name, address and tax identification of each Credit Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Credit Party in accordance with the USA PATRIOT Act. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) may also pursuant to the applicable AML Legislation be required to obtain, verify and record information regarding the Credit Parties, their directors, authorized signing officers, direct or indirect shareholders and the Transactions contemplated hereby. Each Credit Party shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender reasonably requests in order to comply with its ongoing obligations under applicable AML Legislation, including the USA PATRIOT Act.

10.21 Acknowledgements. The Borrower hereby acknowledges and agrees that (a) no fiduciary, advisory or agency relationship between the Lender Parties and the Credit Parties is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or the other Credit Documents, irrespective of whether the Lender Parties have advised or are advising the Credit Parties on other matters, and the relationship between the Lender Parties, on the one hand, and the Credit Parties, on the other hand, in connection herewith and therewith is solely that of creditor and debtor, (b) the Lender Parties, on the one hand, and the Credit Parties, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do the Credit Parties rely on, any fiduciary duty to the Credit Parties or their Affiliates on the part of the Lender Parties, (c) the Credit Parties are capable of evaluating and understanding, and the Credit Parties understand and accept, the terms, risks and conditions of the transactions contemplated by this Agreement and the other Credit Documents, (d) the Credit Parties have been advised that the Lender Parties are engaged in a broad range of transactions that may involve interests that differ from the Credit Parties’ interests and that the Lender Parties have no obligation to disclose such interests and transactions to the Credit Parties, (e) the Credit Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent the Credit Parties have deemed appropriate in the negotiation, execution and delivery of this Agreement and the other Credit Documents, (f) each Lender Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Credit Parties, any of their Affiliates or any other Person, (g) none of the Lender Parties has any obligation to the Credit Parties or their Affiliates with respect to the transactions contemplated by this Agreement or the other Credit Documents except those obligations expressly set forth herein or therein or in any other express writing executed and delivered by such Lender Party and the Credit Parties or any such Affiliate and (h) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lender Parties or among the Lender Parties and the Credit Parties.

10.22 Process Agent. The Company and each Guarantor not organized in the United States shall appoint CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011 (or a permitted alternative) as its agent for service of process in any suit, action or proceeding with respect to this Agreement and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the County and City of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

CONCORDIA HEALTHCARE CORP. as the Borrower

By:
Name:
Title:

CONCORDIA HEALTHCARE INC.

By:
Name:
Title:

CONCORDIA LABORATORIES INC.

By:
Name:
Title:

CONCORDIA PHARMACEUTICALS INC.

By:
Name:
Title:

CONCORDIA FINANCING (JERSEY) LIMITED

By:
Name:
Title:

CONCORDIA INVESTMENTS (JERSEY) LIMITED

By:
Name:
Title:

CONCORDIA HOLDINGS (JERSEY) LIMITED

By:
Name:
Title:

CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED

By:
Name:
Title:

GOLDMAN SACHS BANK USA, as Administrative Agent

By:
Name:
Title:

GOLDMAN SACHS BANK LENDING PARTNERS LLC as Lender

By:
Name:
Title:

JEFFERIES FINANCE LLC,
as Lender

By:
Name:
Title:

ROYAL BANK OF CANADA,
as Lender

By:
Name:
Title:

By:
Name:
Title:

APPENDIX A Commitments

[REDACTED – Commitments]

SCHEDULE 1.1(a) Guarantors

[REDACTED – Guarantors]

SCHEDULE 1.1(b) Immaterial Subsidiaries

[REDACTED – Immaterial Subsidiaries]

SCHEDULE 4.4 Filings, Governmental Approvals and Third Party Consents

[REDACTED – Filings, Governmental Approvals and Third Party Consents]

SCHEDULE 4.8 Capital Interests

[REDACTED – Capital Interests]

SCHEDULE 4.9 Actions, Suits and Proceedings

[REDACTED – Actions, Suits and Proceedings]

SCHEDULE 4.16 Environmental Matters

[REDACTED – Environmental Matters]

SCHEDULE 4.18 Insurance

[REDACTED – Insurance]

SCHEDULE 4.21 Intellectual Property

[REDACTED – Intellectual Property]

SCHEDULE 5.11 Post-Closing Deliverables

[REDACTED – Post-Closing Deliverables]

SCHEDULE 10.1 Notice Addresses

[REDACTED – Notice Addresses]

EXHIBIT A Funding Notice

[REDACTED – Funding Notice]

EXHIBIT B Loan Note

[REDACTED – Loan Note]

EXHIBIT C Compliance Certificate

[REDACTED – Compliance Certificate]

EXHIBIT D Joinder Agreement

[REDACTED – Joinder Agreement]

EXHIBIT E Assignment Agreement

[REDACTED – Assignment Agreement]

EXHIBIT F [Reserved]

EXHIBIT G Solvency Certificate

[REDACTED – Solvency Certificate]

EXHIBIT H Affiliated Lender Assignment Agreement

[REDACTED – Affiliated Lender Assignment Agreement]

EXHIBIT I [Reserved]

EXHIBIT J Prepayment Notice

[REDACTED – Prepayment Notice]

EXHIBIT K Intra-Group Subordination Agreement

[REDACTED – Intra-Group Subordination Agreement]

ANNEX I Description of Exchange Notes

[REDACTED – Description of Exchange Notes]